

2002
IMC GLOBAL ANNUAL REPORT

INC

Higher yields ahead

Nutrients play a critical and irreplaceable role in crop production systems that must continue increasing food output to feed today's world population of more than 6 billion people, which is growing by about 75 million annually and demanding better quality diets that only higher grain output can provide. Production of the world's food and fiber requires vast amounts of plant nutrients, much of which are removed in the harvested crops and must be replenished. These world crops typically remove phosphate and potash from the soil in amounts equivalent to the quantities of diammonium phosphate (DAP) and muriate of potash (MOP) shown here. They also receive about 75 percent of total nutrients applied *each year. Fruits, vegetables, cotton and other* crops comprise the balance.

3 of DAP and 1.7 of MOP (million tons)



SOYBEANS

of DAP and 2.2 of MOP (million tons)



WHEAT

of DAP and 4.7 of MOP (million tons)



CORN

IMC Global Inc. (NYSE: IGL) seeks to strengthen its industry leadership position as the world's most successful crop nutrient and feed ingredient producer and supplier as perceived by our customers, shareholders and other key stakeholders. We are committed to be a company where customers want to do business, employees are proud to work and shareholder value is created. Building upon a reputation established through the decades by thousands before them, our Company's 5,200 employees represent an IMC brand name, with its familiar tree of life, that embodies a commitment to providing vital crop nutrients to the world's farmers to replenish and nourish the soil to meet the ever-growing demand for food and more nutritious diets. With products essential for life, IMC Global "feeds the land that feeds the world."

of DAP and 1.0
of MOP (million tons)



BARLEY

of DAP and 2.8
of MOP (million tons)



RICE

of DAP and 1.8
of MOP (million tons)



POTATOES

From low-cost mines and plants in North America through a highly efficient transportation and distribution network, IMC Global serves world agriculture as the largest and most reliable and responsible supplier of concentrated phosphates and potash fertilizers. Our Company also is a leading provider of phosphorus and potassium feed ingredients for the global animal nutrition industry. The IMC brand is synonymous in the global agricultural and food industries with excellent product quality and breadth, process and technical innovation, outstanding customer service, environmental stewardship, and a culture of continuous improvement and value enhancement. These strengths and advantages provide our Company with a sustainable competitive advantage as we focus on increasing rewards and returns for our shareholders, customers and employees.

MAJOR PRODUCTS & CUSTOMERS

Key products include red and white muriate of potash (potassium chloride), potassium magnesium sulphate (K-Mag® and Sul-Po-Mag®) and potassium sulphate. 2002 sales volumes of 7.9 million short tons were 67% domestic and 33% export, with 17% for non-agricultural use. Major North American customers are farmer cooperatives, retail groups, wholesalers, retail dealers and industrial chemical companies. China, Brazil, Korea and Japan are primary export customers. IMC's pro rata share of sales by Canpotex Limited increased from 35% to 36.67%, effective July 1, 2002. Formed in 1973, Canpotex is responsible for all offshore marketing of potassium chloride produced in Saskatchewan by IMC and two other member companies.

Principal products are diammonium phosphate (DAP), granular monoammonium phosphate (GMAP) and triple superphosphate (TSP). 2002 sales volumes of 6.2 million short tons were 54% export and 46% domestic. Key North American customers are retail groups, farmer cooperatives, wholesalers and warehousemen, and retail dealers. China, Japan, Brazil, Australia and Pakistan are major export customers. In 2002, IMC's share of dry concentrates exports for the Phosphate Chemicals Export Association (PhosChem) was 81%. PhosChem, formed in 1974 under the Webb-Pomerene Act, is responsible for export marketing of concentrated phosphates produced in the U.S. by IMC and two other member companies.

Well-known, branded mineral nutrient products include Animate®, Biofos®, Dynafos®, Monofos®, Multifos®, Dyna-K® and Dynamate®. Development of higher technology nutrient offerings is accelerating. 2002 sales volumes were in excess of 900,000 short tons of feed-grade phosphate and potassium products, primarily sold in North America. Major customers are producers of animal and poultry feeds, and direct producers of meat, milk and eggs. Key geographic markets remain North America, Asia and Latin America.

MARKET OUTLOOK

Over the next five years, the global potash supply/demand balance should continue to gradually tighten, and capacity utilization rates, especially from North American producers such as IMC, are expected to edge higher. World demand should grow more than 2% annually, with higher rates in developing Asian and Latin American regions. China, India and Brazil remain the countries for greatest growth. A mature North American market should expand about 1% annually.

The global phosphate market began a multi-year cyclical recovery in 2002 after a prolonged, three-year pricing and volume downturn with 2001 as the bottom-of-the-cycle. Phosphate demand growth should average about 2.5% annually over the next five years. Most of the increase should come in developing regions such as Asia, including China and India. Latin American import growth also is expected to be strong. DAP/MAP should comprise virtually all of the phosphate demand growth, with DAP alone projected to expand in excess of 5% annually. U.S. capacity utilization rates, which in 2001 fell to their lowest levels since the last downturn in 1993, should gradually improve in the next five years, consistent with the last cyclical upturn. No major new phosphate capacity is expected to be added in this time frame.

Modest international growth for feed phosphates, primarily in Asia and Latin America, should more than offset a slight decline in North American demand over the next five years. Suppliers with production efficiencies, branded product lines, broad technical support and distribution advantages – such as IMC – will leverage these attributes to solidify their global market positions in a climate of consolidating feed/animal and poultry production industries.

Our businesses

POTASH



IMC Potash is the world's low-cost and largest producer and seller of agricultural and industrial potash with the leading North American market share and the broadest product menu. Its six mines, *four in Canada and two in the U.S., have a* combined annual capacity of about 11.1 million short tons, comprising 17% and 42% of global and North American capacity, respectively. Both shaft and solution mining technology are employed. Vast, high-quality potassium reserves exceed 100 years.



6.0
4.3
8.3
3.5
1.9
1.1
1.6
N.A.
FSU
Germany
Israel
Jordan
Others
IMC
Others

2002 LEADING WORLD POTASH PRODUCERS
(2002 Estimate = 26.7 Million Tonnes K_2O)

PHOSFEED (PHOSPHATE)



The world leader, IMC's phosphate business commands 9% and 30% of global and U.S. capacity, *respectively, through its annual capacity of nearly* 8 million short tons of concentrated phosphates produced from about 4 million short tons of phosphoric acid capacity in Florida and Louisiana. Four central Florida rock mines have a capacity of approximately 18 million short tons per year. Proven rock reserves of 455 million short tons represent an operating life of more than 25 years at current rates. IMC Phosphates, the North American market share leader, offers the widest array of concentrated phosphate products.



10.5
5.6
5.7
5.4
4.3
2.4
1.9
1.4
0.8
0.6
0.6
USA
China
India
FSU
Morocco
Tunisia
Brazil
Australia
Jordan
Canada
IMC
Others

2002 LEADING WORLD PHOSPHATE PRODUCERS
Million Tonnes Product — DAP, MAP, TSP
(2002 Estimate = 43.7 Million Tonnes)

PHOSFEED (FEED INGREDIENTS)



One of the three largest feed phosphate producers in a fragmented, $1 billion global industry, IMC's animal supplements business is a low-cost supplier and features a broad product line with strong brand recognition, nutritional expertise, a reputation for quality, stringent cost controls, and an extensive distribution network. With an annual capacity of 800,000 short tons at its central Florida plant, IMC Feed Ingredients serves a growing animal nutrition market channel that is an attractive, alternative outlet for phosphate and potash production.



1.2
1.1
1.0
1.7
.02
1.3
1.2
1.1
1.6
.02
Asia
Europe
L.A.
N.A.
Others
Asia
Europe
L.A.
N.A.
Others
2003
2007

2003-2007 PROJECTED
GLOBAL FEED PHOSPHATE DEMAND
(Million Tonnes)

CAGR% / 1.84 Asia / 0.51 Europe / 1.71 Latin America / -1.30 North America / 1.30 Others / 0.50 Avg.

-- IMPROVED EARNINGS & CASH FLOW IN EARLY STAGE OF CYCLE RECOVERY

-- SIMPLIFIED BALANCE SHEET & SATISFIED SCHEDULED DEBT MATURITIES UNTIL 2005

-- MANAGED PRODUCTION LEVELS & MAINTAINED MARKET SHARES

-- EXPANDED STRONG CORPORATE GOVERNANCE PLATFORM

-- ENHANCED PRODUCT QUALITY & BROADENED CUSTOMER SERVICE MENU

-- ACCELERATED CONTINUOUS IMPROVEMENT, SIX SIGMA PROGRAMS

-- MAINTAINED STRINGENT CAPITAL SPENDING, SG&A CONTROLS

-- IMPLEMENTED MORE DIRECT, COST-EFFECTIVE SULPHUR SUPPLY SYSTEM




no.1

what IMC Global always strives to be

We've taken the right steps.

OUR INDUSTRY FOOTPRINT IS COST, MARKET SHARE AND PRODUCT LINE LEADERSHIP . . . AND A PASSION TO PLANT NEW SEEDS FOR FURTHER PROGRESS. WITH A RECOVERING PHOSPHATE MARKET, POSITIVE GRAIN FUNDAMENTALS AND AN IMPROVING BALANCE SHEET, IMC GLOBAL IS STRONGLY POSITIONED TO REAP BETTER HARVESTS AHEAD.



Douglas A. Pertz
Chairman and Chief Executive Officer (left)

John J. Ferguson
President and Chief Operating Officer (right)

J. Reid Porter
Executive Vice President and Chief Financial Officer

TO OUR SHAREHOLDERS: In my letter to shareholders last year, I spoke of optimism for improving Company performance in 2002 and beyond following the many challenges of the bottom-of-the-cycle year in 2001 and in view of the aggressive, value-adding steps we have taken to position IMC Global for better times ahead. Indeed, for the first nine months of 2002, IMC Global delivered improved results that tracked expectations and, importantly, reflected an accelerating recovery in the global phosphate fertilizer market. Unfortunately, in a sudden reversal from our outlook only last September, the positive momentum of the first three quarters was interrupted by a disappointing fourth quarter and a corresponding difficult first quarter start in 2003. Our phosphate profit margins, which had increased significantly in the first nine months, were compressed in the fourth quarter from a combination of diammonium phosphate (DAP) price erosion and increases in sulphur and ammonia raw material costs, causing IMC to report a fourth quarter operating loss with expectations for another loss in the first quarter of 2003. Despite the unexpected fourth quarter price drop, which we believe was due to several unusual industry events and to a large degree was an overreaction that has since been more than corrected, IMC Global nonetheless posted year-over-year, double-digit improvements in gross margins and operating earnings in 2002, but not nearly as sizeable as earlier expected.

Phosphate cycle recovery on track

The DAP price decline in the fourth quarter of last year does not overshadow the fact that 2002 marked the beginning of what we believe is a multi-year recovery in the global phosphate market. DAP prices advanced steadily through the first nine months of 2002, reaching their highest level in some three years by late July and through most of August. Even with the more than $20 drop in the fourth quarter, the average benchmark Tampa DAP spot price




Supply/Demand
in Balance
Demand Shock
China Quota
Supply Shock
Oswal, WMC
Demand Shock
FSU
260
220
180
140
100
81 82 83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

DAP PRICING IS CYCLICAL

(Dollars Per Metric Ton – FOB Tampa)

was up about $13 per metric ton in 2002 versus 2001. Consistent with higher pricing, world phosphoric acid (P_2O_5) capacity utilization rates edged up in 2002 to about 72 percent from the bottom-of-the-cycle level of 69 percent in 2001 as global trade for DAP increased in line with forecasted levels. Helping to underpin this recovery was a one million metric ton increase in 2002 Chinese DAP imports to about 4.1 million, which we had forecasted last year at this time.

We are very encouraged by the rapid and large increases in export and domestic DAP pricing since the start of 2003, suggesting that selling prices this year could jump more year-over-year than in 2002. Due to a tightening supply-and-demand situation and also, to a lesser degree, to a push from rising raw material costs, DAP export and domestic spot prices surged more than $40 per ton in the first quarter and are now at levels not seen since the cycle downturn began in early 1999. With no new greenfield plants on the horizon, no meaningful idled competitor capacity available to restart, and demand growing worldwide, we believe realizations should advance strongly in 2003 and continue the multi-year cycle recovery, with IMC benefiting from its significant leverage to DAP prices.

The improving margin potential from rising DAP prices is being partially offset as we begin 2003 by higher sulphur and sharply increased ammonia raw material costs, the latter due to a strong correlation to natural gas price surges. We concur with industry consultants who believe ammonia and sulphur costs will likely peak in the second quarter and begin to moderate in the second half of the year and even more so over the longer-term as new supply outstrips demand. Historical patterns suggest that improving phosphate fundamentals, such as those we now see, are tied much more to tightening supply-and-demand rather than the relative level of raw material input costs.

Our premier potash business

Sometimes unintentionally overlooked, given the understandable fixation of recent years on the potential of significant phosphate earnings leverage, is IMC Global's "blue-chip", industry-leading potash business. Endowed with unique attributes and strengths, IMC Potash maintained its relatively steady and consistent performance in 2002, including generation of $174 million of operating earnings, and is poised for improved profits and cash generation in 2003 and beyond. We are the world's largest and lowest-cost producer and seller of potash with nearly eight million short tons of sales volume in 2002. With both red and white muriate of potash grades and several specialty formulations, IMC Potash has unquestionably the broadest product line in the industry. This is reflected in our industry-leading agricultural and non-agricultural market positions, with about 17 percent of our 2002 volumes sold to industrial customers. Our strong potash cost position is supported by a recent British Sulphur consultancy study that placed four of IMC's five major mines in the top 10 lowest-cost in the world. In 2002, our potash production cost per ton was reduced six percent while we continued to manage supply with about 40 weeks of mine shutdowns.

IMC potash business developments in 2002 should translate into more growth, lower costs and improved earnings in the near future. Culminating several years of expansion investment, IMC demonstrated an increased potash capacity of 900,000 tons, which resulted in a 1.7 percent boost in our Canpotex export sales volume allocation to 36.67 percent. This translates into about 100,000 additional tons for IMC Global starting in 2003 in an export market projected to show steady volume and price expansion. Based upon our 2002 production level, this capacity increase also means that IMC has about two million tons of low-cost, excess production that can be tapped as global potash demand grows at the forecasted three percent annual rate.

Finally, Canada's new federal budget proposal includes tax relief for the natural resources sector that would benefit IMC Global and the Canadian potash industry. The proposal contains provisions that would reduce the federal corporate tax rate over five years from 28 to 21 percent and allow a deduction for provincial mining tax levies.


IMC POTASH GROSS MARGIN POTENTIAL
(Dollars in Millions)
Excess Capacity
400
300
200
100
0
2000
2001
2002
2002 Plus 4% Volume Increase
With $4 Price Increase
With $4 Price Increase & at Higher Capacity

Better grain market fundamentals

The optimism I expressed last year for improving performance has been reinforced by crop yield shortfalls in the U.S. and elsewhere in 2002 that have led to much lower global grain inventories and rising commodity crop prices, with continued agronomic evidence of inadequate phosphate and potash levels in many farmland soils. In years past, when grain inventories were low, crop prices were higher and increased planted corn acreage was likely, fertilizer demand generally grew. As the 2003 U.S. spring planting season unfolds, we believe phosphate and potash consumption could increase three to four percent, which benefits IMC Global given its domestic market share leadership in both nutrient categories. In the pages following this letter, we review in more detail the key global drivers that point toward solid crop nutrient demand in the years ahead.

Balance sheet improvement

Deleveraging our balance sheet and enhancing our financial flexibility remains a critical priority. We took steps in 2002 and early 2003 to improve liquidity and ensure that we can fully focus on operating and growing our core businesses. Our $470 million, five-year credit facility of May 2001 was amended in February of 2003, giving us important financial covenant easement through late 2004. In addition, the amendment enables IMC to institute a new, secured working capital facility of up to $55 million. An add-on offering of senior unsecured notes in December 2002 generated net proceeds of $125 million which were primarily used to retire our senior notes due in August 2003. The important result is that IMC Global now has no scheduled debt maturity until early 2005.

Debt reduction remains our key focus. It will be accelerated through the aggressive management of working capital, the unlocking of other free cash flow, increasing operating earnings, and proceeds from the sale of certain, smaller non-core assets. In the first quarter of 2003, the $20.7 million divestiture of our sodium bicarbonate business was completed, and the intent to sell another non-core asset for cash proceeds of $23.5 million also was announced. Stringent control of working capital and capital expenditures, as well as selling, general and administrative expenses, and effective tax management will help drive improvements in free cash flow, which we expect to expand with increasing operating earnings from the continuing phosphate cycle recovery as well as from our potash

FINANCIAL HIGHLIGHTS AND OPERATING STATISTICS[a]

(In millions, except volume, price and per share data)	2001	2002	Change
Year ended December 31:			
Phosphate sales volumes (000 tons)	6,002	6,188	3%
Potash sales volumes (000 tons)	7,733	7,944	3%
Average DAP price per short ton	$ 128	$ 137	7%
Average potash price per short ton	$ 77	$ 74	(4%)
Net sales	$ 1,958.7	$ 2,057.4	5%
Gross margins[b]	188.9	263.0	39%
Operating earnings[c]	96.1	182.3	90%
Loss from continuing operations[d]	(27.9)	(13.2)	53%
Loss per share from continuing operations[d]	(0.24)	(0.12)	50%
Capital expenditures	$ 123.1	$ 140.0	14%
Dividends paid per share	0.08	0.08	–
As of December 31:			
Total assets[e]	$ 4,248.9	$ 3,637.1	(14%)
Total debt	2,291.5	2,271.5	(1%)
Stockholders' equity[e]	540.7	391.7	(28%)

a Operating results reflect Salt, Ogden, Chemicals and the oil and gas business as discontinued operations.
b Includes special charges of $2.4 million in 2001.
c Includes special charges of $13.4 million in 2001.
d Includes special items of $15.6 million, or $0.13 per share, in 2001.
e Includes impact of discontinued operations and special charges.

business. Our goal in the next several years is to sufficiently deleverage the balance sheet through rising cash flows to move IMC closer to investment-grade credit, a ranking we enjoyed as recently as the second half of 2000.

Operational excellence

IMC Global is relentless in its drive to ensure its industry-leading, low-cost producer position. Since the late 1990s and even ahead of the start of the prolonged phosphate downturn, IMC has instituted a series of cost reduction and continuous improvement programs that form the foundation of our objective to maintain a sustainable, long-term competitive advantage through a low-cost structure, streamlined operating practices and a reduced asset base. Past actions demonstrate that we have aggressively managed what we can control and will continue to do so to maximize future earnings leverage.

Rightsizing and restructuring programs in 1999 and 2000 reduced costs by about $160 million, mostly in our phosphate business, and helped to position IMC as a low-cost producer. These programs were only the jumping off point in our continuing journey to reduce costs and increase productivity. Our continuous improvement initiatives have taken over from the restructuring programs and developed a Company-wide culture that is only scratching the surface of future potential to offset inflationary and competitive pressures.

The foundation for our continuous improvement program was put in place about three years ago with the implementation of a Six Sigma system. This encompasses a rapidly growing number of "black belt" and "green belt" employees, some 250 at this writing, who are improving product quality, customer service levels and cost. No industry competitor has a similar initiative. Our Six Sigma program delivered cost savings in excess of $8 million in 2002 from more than 60 projects.

We responded forcefully and quickly to the phosphate industry price and margin declines in late 2002 and early 2003 with several new cost savings initiatives for both the near-term and mid-term. In March of 2003, we implemented an organizational restructuring program targeted to generate more than $10 million of savings per year. This initiative reduces overhead levels and costs through rightsizing and efficiency improvements. In addition, after six months of organizational and operating analysis, we unveiled a broad-based, multi-year Operational Excellence program that is targeted to deliver annual

IMC PHOSFEED
1998 vs. 2002 Gross Margin Variance
(Dollars in Millions)


406
1998 Gross Margins
Price
-262
Sales/ Production Volume
-98
Idle & Other/ Inflationary Increases
-101
134
Cost Savings
79
2002 Gross Margins

Average DAP Price Per Short Ton: 1998/$178, 2002/$137

savings of at least $70 million by 2005, with as much as $15 million by the end of 2003. Led by President and Chief Operating Officer John Ferguson, this re-engineering effort should result in increased efficiency, reduced costs and revenue enhancements through core business process redesign and maximization. These and other related initiatives in 2003 alone are expected to impact pre-tax earnings by more than $20 million. As with past rightsizing and restructuring programs, IMC management




Current Price
$195/MT
China Enters WTO;
Annual Imports of 4+
Million MT Resume
Idle Capacity
Restart
Announcement
Bottom-of-
Cycle Price
Farmland-Hydro
DAP Liquidation
200
190
180
170
160
150
140
130
Jun 01
Jul 01
Aug 01
Sep 01
Oct 01
Nov 01
Dec 01
Jan 02
Feb 02
Mar 02
Apr 02
May 02
Jun 02
Jul 02
Aug 02
Sep 02
Oct 02
Nov 02
Dec 02
Jan 03
Feb 03
Mar 03

DAP PRICING RECOVERING FROM BOTTOM OF CYCLE IN 2001

(Dollars Per Metric Ton, or MT – FOB Tampa)

is taking sweeping actions in areas over which we have direct control and that should support and enhance future earnings leverage.

Corporate governance

The IMC Global Board of Directors and management are fully committed to making integrity and transparency the foundation for how we operate this Company. Starting from what we believe was a solid platform for Board organization and governance, as well as management procedures, we are refining a long-existing Code of Business Conduct and Ethics, and the Board has adopted revised committee Charters and Corporate Governance Guidelines to ensure that IMC meets its goals and complies with the Sarbanes-Oxley Act of 2002, the New York Stock Exchange's proposed corporate governance listing standards, and Securities and Exchange Commission rules. This has been a proactive and positive undertaking on our part, and we believe IMC Global's corporate governance practices are sound and correct, reflecting the best interests of shareholders. To that end and to illustrate how important a priority this is, we provide a more detailed corporate governance overview on page 79 of this report, directly across from the list of our Board of Directors and its committees and responsibilities.

Higher yields ahead

IMC Global today is at the cusp of converting its superior market position, unmatched industry upside leverage and low-cost position into increased growth and profitability. The overall grain market is set to continue its upward improvement with tighter inventories and higher prices. This improving grain market, together with a tightening in worldwide phosphate supply-and-demand, should continue to drive phosphate pricing higher over the next several years. IMC has the right strategies and we have been executing our plans to capitalize on this cycle recovery and leverage future shareholder value. We believe IMC investors are, and future investors will be, compelled by this story of strong leverage – significant upside in cash flow and earnings uniquely available to IMC Global, an improving balance sheet as we further reduce debt and lower interest expense, and industry-leading cost reductions from our continuous improvement culture.

The people of IMC Global are dedicated to building a high performance Company that will deliver dramatically increased earnings. The actions of our people over the last several years, with a clear focus on operational excellence, have positioned the Company for greater future earnings leverage. No fertilizer competitor offers the scope of phosphate, potash and animal feed products and leading market shares that IMC Global has. In addition, the difficult, but necessary, choices we have made to sharply reduce our cost structure and asset base, as well as manage production levels, knows no equal in our industry. Supporting this is the perseverance and talent so apparent in our employees, management team and Board of Directors who reflect the needed single-mindedness to ensure IMC's success.

I remain confident that our people, armed with IMC Global's strong market and cost positions, will fully leverage the cycle upturn and reap higher yields ahead.

Douglas A. Pertz
Chairman and Chief Executive Officer
March 21, 2003



Harvesting greater cost savings.

CONTINUOUS IMPROVEMENT PROGRAMS AIM TO ASSURE IMC'S LOW-COST PRODUCER LEADERSHIP, ACHIEVE SUSTAINABLE COMPETITIVE ADVANTAGE AND MAXIMIZE UPSIDE EARNINGS AND CASH FLOW POTENTIAL IN GLOBAL CYCLE RECOVERY.

IMC Global is passionate about continuous improvement programs to achieve its most critical success factor to be the industry's low-cost producer. The objective of the continuous improvement process is to embrace change proactively and accelerate the adoption of transforming actions by harnessing the creativity of the people of IMC. Our Company's operating vision reflects the belief that high-performing businesses embrace continuous improvement as a competitive weapon to drive improved financial performance and high customer satisfaction and loyalty.

Two new programs announced in early 2003 – an organizational restructuring initiative and a multi-year Operational Excellence program to re-engineer core business activities – are targeted to deliver annualized pre-tax savings of at least $80 million by 2005. Operational Excellence is designed to enhance profitability through improvements in process efficiency, asset utilization, productivity metrics, and revenue and market positioning.

Believing there is no substitute for cost superiority in a large commodity business, energized IMC employees are



Initiative	Time Period	Pre-Tax Cost Savings
Project Profit	1999-2000	$90 Million
Rightsizing and Restructuring	2000	$70 Million
Six Sigma and Workout Teams	Ongoing After Launch in 2000	Target of $8 Million Annually
Organizational Restructuring	2003 First Quarter	Target of $10-12 Million
Operational Excellence	2003-2005	$70 Million Annual Target by 2005

COST REDUCTION PROGRAM SUMMARY


4
3
2
1
0

IMC POTASH LOW-COST PRODUCER

— *IMC Mines* - - *Rest of Industry (Index)*

Source: British Sulphur

80

million dollar annual savings target by 2005

seizing ways to improve areas over which they have direct control, reflecting a bias for action, innovation and results, as well as a healthy dissatisfaction with the status quo. Much greater than any industry competitor, IMC's massive and aggressive cost reduction programs began ahead of the phosphate market downturn in mid-1999, delivering savings of about $160 million by the end of 2000, and continue relentlessly today even with a global recovery under way.

Anchoring IMC's continuous improvement platform is a comprehensive Six Sigma program that is delivering steady productivity gains and annual savings of at least $8 million from about 60 projects, and today numbers about 250 "black belt" and "green belt" employee "change agents" trained in the DMAIC (define, measure, analyze, improve and control) methodology.

IMC has dramatically aligned cost advantage with market, product line and customer service leadership to plant the seeds for higher yields ahead – renewed growth and profitability and richer stakeholder value.

Offshore markets yield greatest demand for IMC products.

ECONOMIC EXPANSION, AN INCREASING POPULATION AND THE PUSH FOR BETTER DIETS GENERATE A GROWING NEED FOR THE SOIL AND ANIMAL NOURISHMENT SUPPLIED BY IMC'S CROP NUTRIENTS AND FEED SUPPLEMENTS.

The principal driver for agriculture and the crop nutrient industry is the growth in effective food demand. World population, estimated at 6.2 billion people in 2002, will grow about 1.1 percent through 2010, translating into nearly 75 million more people each year. Developing countries represent about 80 percent, or 5.1 billion, of the global population, which is projected to reach 6.4 billion people in 2005 and 6.8 billion by 2010.

Expansions in gross domestic product and its effect on rising per capita incomes and higher standards of living, coupled with population growth primarily in developing nations, increase the shift away from subsistence diets, mainly grains, to value-added foodstuffs, most notably meat and dairy products, as well as the consumption of fruits and vegetables. Experts project global meat consumption will increase by 4.5 kilograms per person in the next decade. Based on historical data,




175
150
125
100
75
50
25
0
75
81
87
93
99
05

WORLD FERTILIZER CONSUMPTION
(Million Tonnes Nutrient)

— FSU/Central Europe - - Developing Countries — Developed Countries

Source: IFA

40

countries received IMC products in 2002

forecasted meat consumption growth should double population growth, especially given the "multiplier" effect. For example, every pound of chicken produced requires two pounds of grain, pork requires four pounds, and beef about seven pounds for every pound of meat gain.

With recognized low-cost production and delivery, IMC Global is strongly positioned to capitalize on the more rapidly growing international need for fertilizer to boost crop yields and satisfy rising food demand. Already the largest provider of potash and phosphate products worldwide, our Company is working to expand export opportunities given these powerful forces. For instance, through a low-cost expansion of two of our Saskatchewan mines, IMC received a 1.7 percent increase in its potash export volume allocation in mid-2002, allowing for a boost in offshore shipments in 2003 and beyond.



Tightening grain markets, a trend for several years, accelerated in 2002 from generally poor harvests in a number of countries, notably the U.S., but also in Australia, India, Canada and China. For the fourth straight year in 2002, world grain consumption outstripped production. Resulting from an even wider production gap, the benchmark world grain stocks-to-use ratio stands at a seriously low level of about 23 percent of consumption, or roughly 83 days' supply, a predicament not seen in more than 20 years. U.S. inventories of corn, which consumes more than 40 percent of fertilizer used, are at only 930 million bushels, the second lowest in seven years. U.S. wheat stocks are at comparably low levels.

Conditions such as these have historically triggered higher crop prices, which has occurred in the U.S. and other key agricultural regions after several years at depressed levels. Farmers will seek to capture the benefits of increased commodity prices. Proper fertilization, which can impact yields by 30-40 percent, has a demonstrated favorable return on investment. As the world's largest seller of phosphate and potash, IMC Global is strongly positioned to benefit from many current indicators for increased fertilizer applications ahead – reduced grain stocks, higher commodity prices, nutrient deficiency in soils and an expected rise in planted corn and wheat acres.




2000
1500
1000
500
0
50%
40%
30%
20%
10%
0%
72
80
88
98
02

WORLD GRAIN SUPPLY AND DEMAND
(Million Tonnes)

— Production - - Consumption — Stocks-to-Use Ratio (%)

Source: USDA

Grain stocks are at historically low levels.

SCARCER, MORE EXPENSIVE GRAIN CORRELATES WITH NEED FOR MORE PLANTED ACREAGE, HIGHER FERTILIZER USAGE RATES AND INCREASED CROP YIELDS.



83

days of grain supply left



After peaking in 1981, the world's total harvested area for grains has slowly receded, with an estimated decline of more than nine percent by 2002. Higher grain output is traceable to better yields over the past two decades. While some opportunities exist to increase crop plantings, agricultural experts generally concur that much of the world's arable land is already being cultivated. There are relatively few uncultivated areas that have fertile soils and are not presently forested or subject to erosion. Urbanization also is a force that limits arable land availability.

At the same time, proper soil nutrition is a global challenge, especially inadequate phosphate (P, or phosphorus) and potash (K, or potassium) levels to promote efficient plant growth and quality. Even in agriculturally advanced North America, a soil analysis study shows that more than 40 percent of fields are nutrient deficient in P and K. In India, with a growing population expected to eventually surpass China and reach as much as 1.2 billion people by 2025, findings confirm unsatisfactory P and K soil levels across much of the country's farmland. Similar conditions prevail in other less-developed agricultural regions where population and food demand growth is highest.

Soil fertility improvement feeds directly into IMC Global's crop nutrient strengths, which are reinforced by our Company's abundant phosphorus and potassium mineral reserves.


Phosphate and potash are the optimum prescription.
GIVEN LIMITED ARABLE LAND AND WIDESPREAD, SUBSTANDARD SOIL FERTILITY, GLOBAL CROP
YIELDS CAN BE MAXIMIZED WITH IMPROVED NUTRIENT APPLICATIONS.



03-15
16-30
31-45
46-60
61-75
76-90

PERCENT OF SOILS TESTING MEDIUM OR LOWER IN POTASSIUM

Source: PPI

9

percent drop in world's harvested area



Phosphate

Nutrient analysis is the $N:P_2O_5:K_2O$ content, by weight, of any fertilizer product. For example, triple superphosphate (TSP), a phosphate fertilizer, has a nutrient analysis of 0-46-0. One short ton of TSP contains no nitrogen, 920 pounds of P_2O_5 and no potash.

Phosphorus (P) is one of the three primary crop nutrients required for plant growth. Phosphorus plays a role in many physiological processes in the plant, such as the utilization of sugar and starch, photosynthesis and the transfer of energy.

P_2O_5 is a traditional expression of the phosphate content of fertilizers. A fertilizer with the analysis of 0-46-0 (TSP) would contain 46% P_2O_5 by weight.

Wet-process phosphoric acid, an intermediate product in the production of concentrated phosphate fertilizers, is produced by reacting phosphate rock with a mineral acid, usually sulphuric acid.

Diammonium phosphate (DAP) and monoammonium phosphate (MAP) are the world's leading concentrated phosphate products. These products are manufactured by combining phosphoric acid with ammonia. Typical grades, respectively, are 18-46-0 and 11-52-0.

Merchant grade phosphoric acid (MGA) contains less than 2% suspended solids, making it suitable for export or shipment to domestic customers. Its analysis is 0-54-0.

Triple superphosphate (TSP or GTSP), a concentrated phosphate fertilizer with an analysis of 0-46-0, is made by acidulating phosphate rock with wet-process phosphoric acid.

Phosphate rock, predominantly calcium phosphate, is the raw material for essentially all phosphate fertilizers and industrial phosphate products.

BPL, literally meaning bone phosphate of lime, is a traditional measure of the phosphate content of phosphate rock.

Feed phosphates are a group of phosphorus-based products specifically for use as mineral supplements in animal feeds. The major phosphorus feed ingredients are monocalcium phosphate, dicalcium phosphate and tricalcium phosphate. All feed phosphates must be defluorinated to reduce their fluorine content to levels that are non-toxic to animals.

Phosphate Chemicals Export Association (PhosChem), formed under the Webb-Pomerene Act, is responsible for export marketing of concentrated phosphates produced in the U.S. by its member companies. IMC Global manages PhosChem's dry product sales and marketing efforts on behalf of the other members. For 2002, IMC's share of the association's dry concentrates exports was 81%.

Potash

Potassium (K) is one of the three primary crop nutrients required for plant growth. It is required for several physiological functions in the plant, including carbohydrate metabolism, the synthesis of proteins and the activation of enzymes.

Potash is a generic term to describe potassium fertilizers containing 22% to 62% K_2O. Potash is sold on its oxide or K_2O content. A fertilizer with the analysis of 0-0-62 would contain 62% K_2O by weight.

Potassium chloride (KCl), or muriate of potash (MOP), contains 60% to 62.5% K_2O and is the most widely used potassium fertilizer. The product varies in color from white to red with the white primarily used for industrial purposes, ice melting and liquid fertilizers. Coarse and granular red are suited to bulk blending with the standard grade primarily sold to export customers.

Potassium sulphate (K_2SO_4) is a white material containing 48% to 53% K_2O and 18% sulphur. Potassium sulphate is used most often on potatoes, tobacco, turf grass and other crops that may be sensitive to chloride.

Potassium magnesium sulphate (K-Mag®) is produced from langbeinite ore near Carlsbad, NM. It contains 21% to 22% K_2O, 11% magnesium and 22% sulphur. This product is used on chloride-sensitive crops that are grown on soils deficient in these three nutrients.

Feed potassium products are mineral supplements produced specifically for animal feeds. They are potassium chloride, potassium sulphate, and double sulphate of potassium and magnesium.

Canpotex Limited, formed under a Canadian statute similar to the Webb-Pomerene Act, is responsible for all offshore marketing of potassium chloride produced in Saskatchewan. In 2003, IMC Global's pro rata share of Canpotex sales is 36.67%.

Raw material requirements to produce one ton of product

Product	Requirements
Sulphuric Acid	0.33 tons of sulphur
Phosphoric Acid (100% P_2O_5)	3.6 tons of phosphate rock (66% Bone Phosphate of Lime, or BPL) 2.8 tons of 100% sulphuric acid
Diammonium Phosphate (18-46-0)	0.23 tons of ammonia 0.47 tons P_2O_5 of phosphoric acid
Monoammonium Phosphate (11-52-0)	0.15 tons of ammonia 0.53 tons P_2O_5 of phosphoric acid
Granular Triple Superphosphate (0-46-0)	0.4 tons of phosphate rock (70% BPL) 0.36 tons P_2O_5 of phosphoric acid

Miscellaneous conversions

Tons (Short)	x	0.907	=	Metric Tons or Tonnes
Metric Tons	x	1.102	=	Tons (Short)
P_2O_5	x	0.437	=	P
P	x	2.288	=	P_2O_5
K_2O	x	0.830	=	K
K	x	1.205	=	K_2O

Financial results

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements and the accompanying notes.

IMC Global Inc. (Company) is one of the world's leading producers of phosphate and potash crop nutrients and animal feed ingredients.

The Company's current operational structure consists of two continuing business units corresponding to its major product lines as follows: IMC PhosFeed (PhosFeed), which represents the phosphates and feed ingredients businesses, and IMC Potash (Potash). As a result of the November 2001 divestitures of IMC Salt (Salt), a solar evaporation facility located in Ogden, Utah (Ogden) and Penrice Soda Products Pty. Ltd. (Penrice), an Australian unit of IMC Chemicals (Divestitures), as well as the sale of the sodium bicarbonate portion of IMC Chemicals (Chemicals) in February 2003 and the planned divestiture of the remaining portions of Chemicals, operating results for these businesses are reflected as discontinued operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations highlights the primary factors affecting changes in the operating results of the Company's continuing operations during the three year period ended December 31, 2002. In 2001, the Company incurred special items, which increased the loss from continuing operations by $15.6 million, after tax and minority interest, or $0.13 per share. The special items were comprised of: (i) a $24.1 million, or $0.21 per share, charge primarily for environmental liabilities related to non-operating facilities and accruals for prior year income taxes; (ii) a $3.1 million, or $0.03 per share, charge for the repurchase, closure and planned demolition of a urea plant previously sold to a third party; (iii) a $2.4 million, or $0.02 per share, charge for severance related to a new organizational structure (Reorganization Plan); (iv) a $1.2 million, or $0.01 per share, charge for the write-off of certain deferred costs; and (v) a non-cash gain of $15.2 million, or $0.14 per share, resulting from marking to market a common equity forward purchase contract (Forward). In 2000, the Company realized a restructuring gain of $0.6 million, after tax and minority interest, as a result of a sale of assets to third parties that had been previously written off as part of a 1998 plan to improve profitability (Project Profit).

All of these special items significantly impacted the results of continuing operations of the Company and are referred to throughout Management's Discussion and Analysis of Financial Condition and Results of Operations. For additional detail on these items, see the Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

Overview

2002 Compared to 2001 Net sales of $2,057.4 million in 2002 increased five percent from $1,958.7 million in 2001. Gross margins in 2002 were $263.0 million, an increase of 39 percent from comparable 2001 margins of $188.9 million, which included a special charge of $2.4 million related to the write-off of certain deferred costs.

The loss from continuing operations in 2002 was $13.2 million, or $0.12 per share. The loss from continuing operations in 2001 was $27.9 million, or $0.24 per share, including the net impact of special items of $15.6 million, or $0.13 per share.

The increase in sales was the result of higher concentrated phosphate sales prices and volumes, increased phosphate rock sales, higher potash sales volumes, as well as the favorable impact of a PhosFeed price adjustment of $6.5 million related to prior periods, partially offset by lower potash sales prices. The increase in 2002 margins and results from continuing operations resulted primarily from lower idle plant costs, higher concentrated phosphate sales prices, higher phosphate rock sales, increased potash sales volumes, improved pricing for natural gas and ammonia, the absence of goodwill amortization in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets,* the favorable impact of the PhosFeed price adjustment related to prior periods and the absence of the 2001 special items, partially offset by higher phosphate operating costs, higher sulphur costs and lower potash sales prices. Results from continuing operations were also impacted by increased interest costs, fluctuations in Other (income) expense, net and the tax loss carryback.

The Company incurred a net loss in 2002 of $110.2 million, or $0.97 per share, which included $96.4 million, or $0.84 per share, of losses primarily from the discontinued operations of Chemicals and a $0.6 million, or $0.01 per share, extraordinary charge for the early retirement of debt. The Company incurred a net loss in 2001 of $66.5 million, or $0.57 per share, which included: (i) the special items of $15.6 million, or $0.13 per share, discussed above; (ii) an extraordinary charge of $14.1 million, or $0.12 per share, for the early extinguishment of debt; and (iii) a $24.5 million, or $0.21 per share, non-cash charge for a cumulative effect of a change in accounting principle to mark-to-market the Forward as of June 30, 2001, the effective date of Emerging Issues Task Force (EITF) Issue No. 00-19, *Derivative Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.* For further detail, see the Notes to Consolidated Financial Statements.

2001 Compared to 2000 Net sales of $1,958.7 million in 2001 decreased seven percent from $2,095.9 million in 2000. Gross margins in 2001 were $188.9 million, including a special charge of $2.4 million related to the write-off of certain deferred costs, a decrease of 43 percent from comparable 2000 margins of $328.7 million.

The loss from continuing operations in 2001 was $27.9 million, or $0.24 per share, including special items of $15.6 million, or $0.13 per share. Earnings from continuing operations in 2000 were $84.3 million, or $0.73 per share, including a restructuring gain of $0.6 million.

Decreased sales in 2001 were primarily the result of overall lower volumes and lower phosphate prices, partially offset by higher potash prices. The decrease in 2001 margins and results from continuing operations resulted primarily from the lower volumes and phosphate prices referred to above, as well as higher idle plant and natural gas costs, partially offset by lower sulphur costs and higher potash prices. Results from continuing operations were also impacted by increased interest costs and fluctuations in Other (income) expense, net.

The Company incurred a net loss in 2001 of $66.5 million, or $0.57 per share, which included: (i) the special items of $15.6 million, or $0.13 per share, discussed above; (ii) an extraordinary charge of $14.1 million, or $0.12 per share, for the early extinguishment of debt; and (iii) a $24.5 million, or $0.21 per share, non-cash charge for a cumulative effect of a change in accounting principle to mark-to-market the Forward as of June 30, 2001, the effective date of EITF No. 00-19. The Company incurred a net loss in 2000 of $345.0 million, or $3.00 per share, which included a restructuring gain of $0.6 million and $429.3 million, or $3.73 per share, of losses from the discontinued operations of Chemicals, Penrice, Salt and Ogden. For further detail, see the Notes to Consolidated Financial Statements.

IMC PhosFeed

	Year ended December 31			% Increase/(Decrease)	
	2002	2001	2000	2002	2001
Net sales (in millions)	$ 1,338.1	$ 1,245.9	$ 1,320.5	7	(6)
Gross margins (in millions)	$ 78.5	$ 7.2[c]	$ 102.0	n/m	(93)
As a percentage of net sales	6%	1%	8%		
Sales volumes (000 tons)[a]	6,188	6,002	6,130	3	(2)
Average DAP price per short ton[b]	$ 137	$ 128	$ 134	7	(4)

a Phosphate sales volumes include tons sold captively and represent dry product tons only, primarily DAP.

b FOB plant.

c Includes special charges of $2.4 million.

n/m - not meaningful

2002 Compared to 2001 PhosFeed's net sales of $1,338.1 million in 2002 increased seven percent from $1,245.9 million in 2001. Higher average sales realizations of concentrated phosphates, particularly diammonium phosphate (DAP), favorably impacted net sales by $46.7 million. Average DAP prices for 2002 increased seven percent to $137 per short ton as compared to an average price of $128 per short ton for the twelve months of 2001. Increased shipments of concentrated phosphates favorably impacted net sales by an additional $21.8 million. The majority of the volume increase resulted from higher shipments of DAP, partially offset by lower shipments of granular monoammonium phosphate (GMAP). This increase in DAP volumes resulted principally from increased demand from China and domestic customers. The favorable DAP shipments were partially offset by lower GMAP sales to Brazil. Higher phosphate rock sales also impacted net sales by $13.1 million. The increase in phosphate rock sales was primarily the result of increased prices. Net sales were also favorably impacted by a $6.5 million price adjustment related to prior periods.

Gross margins in 2002 of $78.5 million increased from $7.2 million in 2001, which included special charges of $2.4 million. This increase was primarily a result of lower idle plant costs, higher concentrated phosphate sales prices, higher phosphate rock sales, the favorable impact of the price adjustment related to prior periods, and improved pricing for ammonia and natural gas, partially offset by higher phosphate operating costs and higher sulphur costs. The lower idle plant costs were the result of the Louisiana operations producing all year in 2002 compared to being idle for seven months in 2001 and the phosphate rock operations being idle for eight weeks in 2001 compared with no idle weeks in 2002. The higher sales prices, phosphate rock sales and the price adjustment were discussed above. The higher operating costs were primarily the result of higher maintenance, electricity and insurance costs.

Results in the fourth quarter of 2002 were much lower than earlier in the year stemming primarily from significant phosphate margin compression. Several unanticipated industry events, including an announcement to restart idle capacity by another major North American producer and the rapid liquidation of DAP inventory by another competitor prior to the sale of its Florida phosphate plant, contributed to an unusually rapid and sharp decline in DAP prices, which then stagnated at levels well below the previous quarter. At the same time, sulphur and ammonia input costs increased substantially. DAP prices in the first quarter of 2003 reflect an increase from the start of the year. However, prices of sulphur and ammonia raw materials have increased as well.

2001 Compared to 2000 PhosFeed's net sales of $1,245.9 million in 2001 decreased six percent from $1,320.5 million in 2000. Lower average sales realizations of concentrated phosphates, particularly DAP and GMAP, unfavorably impacted net sales by $44.2 million. Average DAP prices for 2001 declined four percent to $128 per short ton as compared to an average price of $134 per short ton for the twelve months of 2000. Decreased shipments of concentrated phosphates unfavorably impacted net sales by an additional $23.1 million. The majority of the volume decline resulted from lower shipments of DAP. This decrease in DAP volumes resulted principally from reduced demand from China. Lower phosphate rock volumes also impacted net sales by $10.4 million. The decrease in phosphate rock volumes was primarily the result of poor market conditions.

Gross margins in 2001 of $7.2 million, including special charges of $2.4 million, fell 93 percent from $102.0 million in 2000. This decrease was primarily a result of the lower prices and volumes discussed above, higher idle plant costs, unfavorable natural gas costs as well as higher reclamation costs, partially offset by favorable sulphur costs and the sale of a right-of-way of land. The higher idle plant costs were the result of the Louisiana operations being idle for seven months in 2001 compared to six weeks in 2000 and the phosphate rock operations being idle for eight weeks in 2001 compared to two weeks in 2000.

IMC Potash[a]

	Year ended December 31			% Increase/(Decrease)	
	2002	2001	2000	2002	2001
Net sales (in millions)	$ 805.9	$ 811.2	$ 871.0	(1)	(7)
Gross margins (in millions)	$ 200.8	$ 207.2	$ 251.6	(3)	(18)
As a percentage of net sales	25%	26%	29%		
Sales volumes (000 tons)[b]	7,944	7,733	8,385	3	(8)
Average potash price per short ton[c]	$ 74	$ 77	$ 76	(4)	1

a Excludes operating results of Ogden, which are reflected in discontinued operations for 2001 and 2000.
b Sales volumes include tons sold captively.
c FOB plant/mine.

2002 Compared to 2001 Net sales for Potash totaled $805.9 million in 2002, a decrease of one percent from $811.2 million in 2001. This decrease primarily resulted from lower prices, partially offset by higher volumes. Average potash prices decreased four percent for the year. The increase in volumes was primarily the result of higher shipments of potassium magnesium sulphate (K-Mag) and higher shipments of muriate of potash (MOP), partially offset by lower export shipments of sulfate of potash (SOP). Increased volumes of K-Mag were primarily the result of an increased domestic marketing effort and higher shipments to China, the African Ivory Coast and Japan. Higher MOP export sales were primarily the result of increased shipments to Latin America, Australia, Asia and Brazil. Domestic MOP shipments increased as a result of slightly higher demand. Export SOP volumes decreased primarily as a result of lower shipments to China.

Gross margins of $200.8 million in 2002 decreased three percent compared with $207.2 million in 2001. This decrease was primarily the result of the unfavorable sales prices discussed above, partially offset by favorable natural gas prices, a major component of production costs, and the higher sales volumes discussed above.

In February 2003, the Company announced the approval of a 1.7 percent increase in its annual allocation of Canpotex Limited (Canpotex) MOP sales volumes to 36.67 percent, retroactive to July 1, 2002. The allocation will most likely result in additional MOP export sales volume in 2003.

In February 2003, the natural gas market experienced a substantial amount of volatility that has resulted in prices higher than those as of December 31, 2002. Natural gas is a significant raw material used in Potash's solution mining.

2001 Compared to 2000 Net sales for Potash totaled $811.2 million in 2001, a decrease of seven percent from $871.0 million in 2000. This decrease primarily resulted from lower volumes, partially offset by higher prices. The decrease in volumes was primarily the result of lower export and domestic shipments of MOP. Lower MOP export sales were primarily the result of lower shipments to China and other Southeast Asian countries and Brazil. Domestic MOP shipments declined as a result of reduced overall demand. Average potash prices increased one percent for the year.

Gross margins of $207.2 million in 2001 decreased 18 percent compared with $251.6 million in 2000. This decrease was primarily the result of the unfavorable sales volumes discussed above and higher natural gas costs, partially offset by the slightly higher selling prices discussed above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $80.7 million, $81.8 million and $102.7 million in 2002, 2001 and 2000, respectively. The decrease in 2001 compared to 2000 primarily resulted from the absence of expenses related to a corporate office relocation and certain lower employee benefit related expenses as well as an overall effort to reduce controllable costs.

Interest Expense

Interest expense was $174.2 million, $152.3 million and $112.6 million in 2002, 2001 and 2000, respectively. These increases were primarily a result of debt refinancing activities that occurred throughout 2001 and 2002. See Capital Resources and Liquidity and Note 8 of Notes to Consolidated Financial Statements for further information regarding this activity.

Other (Income) Expense, Net

Other expense, net for 2002 and 2001 was $7.4 and $15.2 million, respectively, compared to other income, net of $4.1 million in 2000, including net special charges of $4.0 million in 2001. The change in 2002 compared to 2001 was primarily the result of the absence of losses from natural gas forward purchase contracts related to idled operations, the absence of fees associated with a terminated accounts receivable securitization facility and the absence of the 2001 special items. The 2001 special items included a charge to increase reserves for environmental matters related to non-operating facilities partially offset by the net impact of marking to market the Forward. The change in 2001 compared to 2000 was mainly caused by lower foreign currency transaction gains, losses from natural gas forward purchase contracts related to idled operations, higher debt fee amortization and the 2001 special items.

Minority Interest

Minority interest benefit decreased in 2002 by $24.5 million from the same period last year. This decrease in minority interest benefit was primarily the result of earnings realized by IMC Phosphates in 2002 as compared to a loss realized in the prior year period. Minority interest benefit increased in 2001 by $28.3 million from 2000. This increase was primarily the result of a loss realized by IMC Phosphates in 2001 as compared to earnings realized in 2000.

Income Taxes

In March 2003, the Company elected to carry back a federal tax net operating loss under a federal law provision enacted in 2002 which allows such loss to be carried back five years rather than the normal two year period, which election is expected to result in a cash refund of approximately $30.0 million. The carryback has the effect of converting tax credits previously utilized into tax credit carryforwards for which the Company does not record current benefits, resulting in a charge. As a result, the Provision for income taxes includes a charge of $24.7 million. The decision to carry back the available loss is consistent with the Company's efforts to maximize liquidity through the monetization of assets where beneficial. See Note 10 of Notes to Consolidated Financial Statements.

Restructuring Activity

To meet current business challenges and as part of the Company's drive to be the industry's low-cost producer, the Company announced two major new cost savings initiatives in January 2003. An organizational restructuring program, scheduled to be implemented before April 1, 2003, will focus on reducing overhead levels and costs through efficiency improvements. The Company expects to incur charges within the range of $3.0 million to $4.0 million during the first quarter of 2003 associated with severance and related costs for the organizational restructuring program. The second initiative, Business Process Improvement and Operational Excellence, is a multi-year program to increase efficiency, reduce costs and enhance revenue through core business process redesign and maximization. The new programs are targeted to generate combined annualized pre-tax and pre-minority interest savings of $80.0 million by 2005. In addition, the Company will continue expansion of its continuous improvement platform, anchored by Six Sigma, which delivered in excess of $8.0 million of savings in 2002 through more than 60 projects.

In the first quarter of 2001, the Company announced a Reorganization Plan designed to fully maximize the Company's global leadership position in phosphate and potash crop nutrients as well as animal feed ingredients while reducing costs, streamlining the organization and improving productivity. The Reorganization Plan was primarily comprised of a shift to a more functional organization structure, which resulted in business unit and corporate headcount reductions. As a result, in the first quarter of 2001 the Company recorded a restructuring charge of $4.6 million, $2.4 million after tax and minority interest, or $0.02 per share. A total of 74 employees were terminated and left the Company prior to December 31, 2001. Substantially all of the severance payments have been disbursed as of December 31, 2002.

As part of Project Profit, the Company sold its urea plant to a third party (Buyer). The effective operation of this plant was dependent upon receiving services from the Company's remaining Louisiana operations. The Louisiana operations were idled for the first half of 2001, which impacted the ability of the urea plant to operate. In the third quarter of 2001, the Company repurchased the plant from the Buyer and shut the plant down permanently. Total costs to repurchase the plant and accrue for demolition costs were $6.4 million, $3.1 million after tax and minority interest, or $0.03 per share, which resulted in a 2001 restructuring charge. This activity was recorded in the third quarter of 2001 as an increase to the restructuring charge previously recorded for Project Profit.

Also as part of Project Profit, the Company had written off certain assets in 1998. However, in 2000, some of these assets, including the urea plant referred to above, were sold to third parties resulting in a restructuring gain of $1.2 million, $0.6 million after tax and minority interest. This activity was recorded as an adjustment to the restructuring charge previously recognized for Project Profit.

Pension and Other Post Retirement Benefits

The dramatic decline in U.S. equity markets during 2002 has reduced the value of the Company's pension plan assets. As a result, the accumulated benefit obligations for most of the Company's pension plans are in excess of plan assets as of December 31, 2002. The Company recorded a non-cash charge to stockholders' equity of $49.9 million, net of tax, as a result. In determining these amounts, an expected rate of return on plan assets of nine percent was assumed. Based on market data, the Company believes that an average expected long-term return of nine percent is consistent with the weighted average historical returns of each asset class in the Company's targeted asset allocation. Based on the latest actuarial valuation report as well as plan redesign changes adopted in 2003, other postretirement employee benefit costs will be reduced to approximately $1.8 million for 2003 from $14.8 million for 2002. See Note 9 of Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING ESTIMATES

The Company evaluates the recoverability of certain non-current and current assets utilizing various estimation processes. In particular, the recoverability of December 31, 2002 balances for goodwill, net deferred tax assets, the net assets of the remaining parts of Chemicals and certain other assets of $319.0 million, $602.6 million, $23.3 million and $185.0 million, respectively, are subject to estimation processes and, thus, are dependent upon the accuracy of underlying assumptions, including future product prices and volumes. The Company evaluates the recoverability of each of these assets, other than net deferred tax assets and Chemicals net assets, based on estimated future cash flows. The recoverability of net deferred tax assets is based on estimated future taxable income, and the recoverability of the Chemicals net assets is based primarily on the expected proceeds from the sale of these net assets. The recoverability of these assets is dependent upon the accuracy of these assumptions and, except for the Chemicals net assets, how they compare to the eventual operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of the Company's business. Due to the cyclical nature of prices in the phosphate business, the Company used third party estimated product prices for 2003 through 2007 and long-term average product prices thereafter in estimating future cash flows for this business. To the extent actual cash flows or taxable income differ from those estimated amounts, the recoverability of these non-current assets could be impacted.

The Company also records accrued liabilities for various environmental matters, reclamation activities and the demolition of former operating facilities. As of December 31, 2002, the balances of these accrued liabilities were $33.7 million, $112.7 million and $22.2 million, respectively. The estimation processes used to determine the amounts of these accrued liabilities are very complex and use information obtained from Company-specific and industry data, as well as general economic information. The Company also records accrued liabilities for various tax matters based on its best estimate of the likely outcome of such matters. These estimation processes require the Company to continuously monitor and evaluate the reasonableness of the judgments made and adjust for changes in assumptions as they occur. Actual payments for the above matters could differ from those estimated. Beginning on January 1, 2003, the Company will account for its reclamation activities under Financial Accounting Standards Board (FASB) SFAS No. 143, *Accounting for Asset Retirement Obligations.* The impact of this accounting treatment is discussed in Recently Issued Accounting Guidance.

CAPITAL RESOURCES AND LIQUIDITY

The Company's ability to make payments on and to refinance its indebtedness and to fund planned capital expenditures and expansion efforts in the future, if any, will depend on the Company's ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive and other factors that are beyond the Company's control. The Company believes that its cash, other liquid assets and operating cash flow, together with available borrowings and potential access to credit and capital markets, will be sufficient to meet the Company's operating expenses and capital expenditures and to service its debt requirements and other contractual obligations as they become due.

The Company's credit facilities require it to maintain certain financial ratios, including a leverage ratio test and an interest coverage test. In addition, the credit facilities contain certain covenants and events of default. The Company's access to funds is dependent upon its product prices, input costs and market conditions. During periods in which product prices, input costs or volumes; raw material prices or availability; or other conditions reflect the adverse impact of cyclical market trends or other factors; there can be no assurance that the Company would be able to comply with applicable financial covenants or meet its liquidity needs. The Company cannot assure that its business will generate sufficient cash flow from operations in the future; that its currently anticipated growth in net sales and cash flow will be realized on schedule; or that future borrowings will be available when needed or in an amount sufficient to enable the Company to repay indebtedness or to fund other liquidity needs.

There can be no assurance that the Company will be able to obtain any necessary waivers or amendments from the requisite lenders. Any failure to comply with the restrictions of the credit facilities or any agreement governing its indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply the Company with further funds (including periodic rollovers of existing borrowings).

Operating activities generated $6.8 million of cash in 2002 compared with a use of cash of $156.8 million in 2001. The increase of $163.6 million was primarily driven by an increase in operating earnings of $86.2 million; a decrease in cash invested in working capital; and the absence of the impact of the voluntary termination of the Company's $100.0 million accounts receivable securitization facility in 2001.

Net cash used in investing activities changed $663.8 million in 2002 from generating $502.7 million in 2001 to a use of funds of $161.1 million in 2002. This change was primarily a result of the absence of proceeds of $624.3 million from the Divestitures, higher capital spending and a $10.0 million investment in Gulf Sulphur Services Ltd., LLLP (Gulf Services). See Note 4 of Notes to Consolidated Financial Statements for a detailed discussion of the Divestitures and Note 16 for a discussion of Gulf Services.

Capital expenditures in 2002 and 2001 were $140.0 million and $123.1 million, respectively, and consisted primarily of phosphates and potash production equipment upgrades. The Company estimates that its capital expenditures from continuing operations for 2003 will approximate $140.0 million, $120.0 million net of minority interest, and will be financed primarily from operations and borrowings.

Cash used in financing activities decreased $105.0 million in 2002 from $181.7 million in 2001 to $76.7 million in 2002. This decrease was primarily a result of net debt payments of $55.9 million in the current period compared to net debt payments of $161.2 million in the prior period due to the debt refinancing that occurred in the second and fourth quarters of 2001. The Company also generated proceeds of $67.9 million in 2002 by issuing 5.4 million shares of common stock. The proceeds from this issuance, together with $12.2 million of cash on hand, were used to terminate the Company's common equity forward purchase contact.

The Company entered into a new senior secured credit facility on May 17, 2001. Pursuant to the new credit facility, as amended and restated (New Credit Facility), the Company and certain of its domestic subsidiaries may borrow up to approximately $470.0 million. The New Credit Facility consists of a revolving credit facility (Revolving Credit Facility) of up to $210.0 million available for revolving credit loans and letters of credit as well as a term loan facility (Term Loan Facility) of approximately $260.0 million. Concurrent with the closing of the New Credit Facility, the Company issued $400.0 million aggregate principal amount of 10.875 percent senior notes due 2008 (Seven Year Notes) and $200.0 million aggregate principal amount of 11.25 percent senior notes due 2011 (Ten Year Notes). On November 2, 2001, the Company issued an additional $100.0 million of the Ten Year Notes (November Note Offering). On December 10, 2002, the Company issued an additional $117.5 million of the Ten Year Notes (December Note Offering and together with the Seven Year Notes, the Ten Year Notes and the November Note Offering, Notes). Proceeds of the December Note Offering were $124.9 million, net of underwriting discount and excluding accrued interest and were used: (i) to redeem all the remaining $98.3 million of the 6.50 percent senior notes due August 1, 2003 (Senior Notes), which resulted in a charge of approximately $3.0 million for early debt retirement, in January 2003; (ii) pay related fees and expenses; and (iii) for general corporate purposes. The restricted cash balance as of December 31, 2002 was primarily used for the redemption of the Senior Notes.

The Revolving Credit Facility will mature on May 17, 2006 while the Term Loan Facility will mature on November 17, 2006. However, if the Company's $300.0 million of 7.625 percent senior notes due 2005 and $150.0 million of 6.55 percent senior notes due 2005 have not been fully refinanced prior to October 15, 2004, both the Revolving Credit Facility and the Term Loan Facility will mature on October 15, 2004. Prior to the maturity date of the Revolving Credit Facility, funds may be borrowed, repaid and reborrowed under the Revolving Credit Facility without premium or penalty. Amounts repaid in respect to the Term Loan Facility may not be reborrowed.

As of December 31, 2002, the Company had $28.0 million drawn under its Revolving Credit Facility. Outstanding letters of credit as of December 31, 2002 totaled $83.4 million, $2.6 million of which do not reduce availability under the Revolving Credit Facility. As of December 31, 2002, the net available additional borrowings under the Revolving Credit Facility were $101.2 million. In 2002, repayments of $2.7 million of borrowings resulted in an outstanding balance of $261.1 million under the Term Loan Facility as of December 31, 2002.

The New Credit Facility is guaranteed by substantially all of the Company's direct and indirect domestic subsidiaries, as well as by certain direct and indirect foreign subsidiaries. The New Credit Facility is secured by: (i) a pledge of certain equity interests and intercompany debt held by the Company and the subsidiary guarantors in their subsidiaries; (ii) a security interest in accounts receivable and inventory; and (iii) mortgages on certain of the Company's potash mining and production facilities, with a net book value of $254.6 million as of December 31, 2002.

The New Credit Facility requires the Company to meet certain financial tests, including, but not limited to, a maximum total leverage ratio, a maximum secured leverage ratio, a minimum interest coverage ratio and a maximum ratio of the sum of certain secured obligations as of any date to the collateral coverage amount (as defined in the New Credit Facility). Certain of such tests were amended on February 21, 2003. (February Amendment). The February Amendment also increased applicable interest rates from those in effect as of December 31, 2002 by 25 basis points and reduced the maximum permitted aggregate annual amount of capital expenditures, joint venture investments and certain monetary acquisitions that the Company and its subsidiaries may make to $160.0 million for 2003 and $250.0 million thereafter; such amounts are above the Company's currently anticipated capital expenditure level, including planned capital expenditures of approximately $140.0 million for 2003. In addition, the New Credit Facility contains certain covenants, including limitations on the payment of dividends, and events of default. See Note 8 of Notes to Consolidated Financial Statements for further information.

The Notes are guaranteed by the same subsidiaries of the Company that guaranteed the New Credit Facility, except IMC Phosphates MP Inc. (MP Co.) which has been designated as an unrestricted subsidiary and is, therefore, not a guarantor of the Notes. MP Co. has immaterial assets and income and is the managing general partner of IMC Phosphates Company. See Note 17 of Notes to Consolidated Financial Statements for certain selected financial data regarding MP Co.

The Company may acquire shares of its stock on an ongoing basis, subject to the restrictions of the New Credit Facility and the indentures related to the Notes, and is authorized as of December 31, 2002 to purchase up to 4.5 million shares. In 2000, the Company's Board of Directors authorized the purchase of up to an additional 5.4 million shares through a Forward executed by a third party financial institution. Under this authorization, the Company entered into a Forward pursuant to which a third party financial institution purchased the entire 5.4 million shares during the first quarter of 2000. In February 2002, the Company repurchased the shares in satisfaction of its obligation under this Forward. See Notes 1, 8 and 11 of Notes to Consolidated Financial Statements for more detail regarding this Forward.

The following information summarizes the Company's contractual obligations and other commercial commitments as of December 31, 2002. See Notes 8 and 13 of Notes to Consolidated Financial Statements for more detail.

	Payments by Period				
(in millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 2,267.8	$ 102.5	$ 464.3	$ 442.1	$ 1,258.9
Operating leases	119.3	26.7	45.2	25.3	22.1
Unconditional purchase obligations[a]	673.9	372.3	183.6	53.8	64.2
Total contractual cash obligations	$ 3,061.0	$ 501.5	$ 693.1	$ 521.2	$ 1,345.2

a Based on prevailing market prices as of December 31, 2002.

The Company has $93.1 million of recorded non-current liabilities for reclamation activities and phosphogypsum stack closure, primarily in its Florida phosphate operations, where to obtain necessary permits, it must either pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees. As of December 31, 2002 the Company had $88.6 million in surety bonds outstanding which mature over the course of 2003, and met the financial strength test for the remaining portion of such additional liabilities. In connection with the outstanding surety bonds, the Company has posted $40.0 million of collateral in the form of letters of credit. There can be no assurance that the Company can continue to pass such tests of financial strength or to purchase surety bonds on the same terms and conditions. However, the Company anticipates that it will be able to satisfy applicable credit support requirements without disrupting normal business operations.

Most of the Company's export sales of phosphate and potash crop nutrients are marketed through two North American export associations, Phosphate Chemicals Export Association, Inc. (PhosChem) and Canpotex, respectively, which fund their operations in part through third-party financing facilities. As a member, the Company or its subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for its pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from the export associations. The Company's share of liabilities include guarantees of certain indebtedness of the export associations. As of December 31, 2002, the aggregate amount of such guarantees amounted to $25.3 million. During the second quarter of 2002, PhosChem entered into a new $65.0 million receivables purchase facility with a bank that replaced prior funding facilities. This facility supports PhosChem's funding of its purchases of crop nutrients from the Company and other PhosChem members and is nonrecourse to the Company.

MARKET RISK

The Company is exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulphur consumed in operations, as well as changes in the market value of its financial instruments. The Company periodically enters into derivatives to minimize foreign currency risks and the effects of changing natural gas prices, but not for trading purposes.

The Company uses foreign currency forward exchange contracts, which typically expire within one year, to hedge transaction exposure related to certain intercompany loans. Realized and unrealized gains and losses on these contracts and the offsetting losses and gains on these intercompany loan balances are recorded in Other (income) expense, net. The Company had notional amounts of $8.1 million and $47.3 million of such foreign currency forward exchange contracts outstanding as of December 31, 2002 and 2001, respectively. There was no unrealized gain or loss on these contracts as of December 31, 2002 and the unrealized loss was $0.3 million as of December 31, 2001.

The Company also uses foreign currency forward exchange contracts, which typically expire within one year, to reduce the impact of foreign currency exchange risk in the Gross margins and Operating earnings amounts in the Consolidated Statement of Operations. The primary operating earnings currency exposure relates to Potash sales, most of which are denominated in United States dollars, while Potash's costs are principally in Canadian dollars, which is Potash's functional currency. The Company had notional amounts of $244.5 million and $244.0 million of such foreign currency forward exchange contracts outstanding as of December 31, 2002 and 2001, respectively. These contracts provide for the purchase of Canadian dollars at a weighted-average rate of 1.569 Canadian dollar per United States dollar as of December 31, 2002. As of December 31, 2002 and 2001, the total unrealized loss on these contracts was $1.4 million and $4.0 million, net of tax, respectively.

In addition to the above, Potash translates its United States dollar denominated balance sheet accounts to Canadian dollars, which results in translation gains or losses reflected in Other (income) expense, net in the Consolidated Statement of Operations. All of Potash's balance sheet accounts are then translated back to United States dollars, the impact of which is reflected in Accumulated other comprehensive loss in the Consolidated Balance Sheet. This translation impact is booked directly to Stockholders' equity and not in the income statement. The Company does not hedge this translation exposure. During the first two months of 2003, the Canadian dollar has strengthened by approximately six percent compared to the United States dollar, which has negatively impacted income statement results because of the above-mentioned activity.

The Company uses natural gas forward purchase contracts, which expire through 2004, to reduce the risk related to significant price changes in natural gas. The Company had natural gas forward purchase contracts with notional amounts of $34.8 million and $58.5 million of such outstanding as of December 31, 2002 and 2001, respectively. As of December 31, 2002, the total unrealized gain on these contracts was $4.3 million, after tax. As of December 31, 2001 the total unrealized loss on these contracts was $12.6 million, after tax.

The Company conducted sensitivity analyses of its other financial instruments assuming a one percentage point adverse change in interest rates on outstanding borrowings from its actual level as of December 31, 2002. Holding all other variables constant, the hypothetical adverse changes would not materially affect the Company's financial position. These analyses did not consider the effects of the reduced level of economic activity that could exist in such an environment. Further, in the event of a one percentage point adverse change in interest rates, management would likely take actions to further mitigate its exposure to possible changes. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analyses assumed no changes in the Company's financial structure.

CONTINGENCIES

See Note 14 of Notes to Consolidated Financial Statements.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company's Program

The Company has adopted the following Environmental, Health and Safety (EHS) Policy (Policy):

As a key to the Company's success, the Company is committed to the pursuit of excellence in health and safety and environmental stewardship. Every employee will strive to continuously improve the Company's performance and to minimize adverse environmental, health and safety impacts. The Company will proactively comply with all environmental, health and safety laws and regulations.

This Policy is the cornerstone of the Company's comprehensive EHS management program (EHS Program), which seeks to achieve sustainable, predictable and verifiable EHS performance. Key elements of the EHS Program include: (i) identifying and managing EHS risk; (ii) complying with legal requirements; (iii) improving the Company's EHS procedures and protocols; (iv) educating employees regarding EHS obligations; (v) retaining and developing professional EHS staff; (vi) evaluating facility conditions; (vii) performing audits; (viii) formulating EHS action plans; and (ix) assuring management accountability. The business units are responsible for implementing day-to-day elements of the EHS Program, assisted by an integrated staff of EHS professionals. The Company conducts audits to verify that each facility has identified risks, achieved regulatory compliance, implemented continuous EHS improvement, and incorporated EHS management systems into day-to-day business functions.

A critical focus of the Company's EHS Program is achieving compliance with the evolving myriad of international, federal, state, provincial and local EHS laws that govern the Company's production and distribution of crop and animal nutrients, boron-based chemicals and sodium-bicarbonate. These EHS laws regulate or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) condition of Company facilities; (iii) management and handling of raw materials; (iv) product content; (v) use of products by both the Company and its customers; (vi) management and/or remediation of potential impacts to air, water quality and soil from Company operations; (vii) disposal of waste materials; and (viii) reclamation of lands after mining. For any new regulatory programs that might be proposed, it is difficult to ascertain future compliance obligations or to estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. The Company typically responds to such regulatory requirements at the appropriate time by implementing necessary modifications to facilities or to operating procedures.

The Company has expended, and anticipates that it will continue to expend, substantial financial and managerial resources to comply with EHS standards. In 2003, environmental capital expenditures are expected to total approximately $35.5 million, primarily related to: (i) modification or construction of wastewater treatment areas in Florida and New Mexico, as well as Saskatchewan, Canada; (ii) construction, modification and closure projects associated with phosphogypsum stacks at the PhosFeed concentrates plants; (iii) upgrading of air pollution control equipment at the concentrates plants; and (iv) capital projects associated with remediation of contamination at current or former operations. Additional expenditures for land reclamation activities will total approximately $25.1 million in 2003. In 2004, the Company expects environmental capital expenditures will be approximately $29.2 million and expenditures for land reclamation activities will be approximately $23.2 million. No assurance can be given that greater-than-anticipated EHS capital expenditures or land reclamation expenditures will not be required in 2003 or in the future.

The Company has recorded accounting accruals for certain contingent environmental liabilities and believes such accruals are in accordance with generally accepted accounting principles (GAAP). The Company records accruals for environmental investigatory and non-capital remediation costs and for expenses associated with litigation when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. These accruals are adjusted quarterly for any changes in the Company's estimates of the future costs associated with these matters.

Product Requirements and Impacts

International, federal, state and provincial standards require the Company to register many of its products before these products can be sold. The standards also impose labeling requirements on these products and require the Company to manufacture the products to formulations set forth on the labels. Various environmental, natural resource and public health agencies continue to evaluate alleged health and environmental impacts that could arise from the handling and use of products such as those manufactured by the Company. The United States Environmental Protection Agency (EPA), the state of California, and The Fertilizer Institute in conjunction with the European Fertilizer Manufacturers Association have completed independent assessments of potential risks posed by crop nutrient materials. These assessments concluded that when handled and used as intended, based on the available data, crop nutrient materials do not pose harm to human health or the environment. Nevertheless, agencies could impose additional standards or regulatory requirements on the producing industries, including the Company or its customers. It is the current opinion of management that the potential impact of any such standards on the market for the Company's products, and the expenditures that might be necessary to meet any such standards, will not have a material adverse effect on the Company's business or financial condition.

Operating Requirements and Impacts

Permitting. The Company holds numerous environmental, mining and other permits or approvals authorizing operation at each of its facilities. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval or to substantially change approval conditions during a permit modification request, could have a material adverse effect on the Company's ability to continue operations at the affected facility. Expansion of Company operations also is predicated upon securing the necessary environmental or other permits or approvals. For instance, over the next several years, PhosFeed will be continuing its efforts to obtain permits in support of its anticipated Florida mining operations at certain of the Company's properties including Ona and Pine Level. These properties contain in excess of 100.0 million tons of phosphate rock reserves. For years, the Company has successfully permitted mining properties and anticipates that it will be able to permit these properties as well. In Florida, local community participation has become an important factor in the permitting process for mining companies. A denial of these permits or the issuance of permits with cost-prohibitive conditions would prevent the Company from mining at these properties and thereby have a material adverse effect on the Company's business, financial condition and results of operations.

Operating Limits. On December 16, 2002, the Prime Minister of Canada ratified the Kyoto Protocol, committing Canada to reduce its greenhouse gas emissions on average to six percent below 1990 levels through the first commitment period (2008-2012). This equates to reductions of between 20 to 30 percent from current emission levels across the country. Implementation of this commitment will be achieved through The Climate Change Plan for Canada. It is possible that the Potash facilities in Canada will be required to take action to effectuate the Canadian commitment. However, until definitive implementing regulations or interpretations have been finalized, it is difficult to ascertain the nature or costs associated with the required actions.

Mining Operations. At its solution mining facilities in Searles Valley, California, Chemicals has resolved separate notices of violation (NOVs) issued by both the Lahontan Regional Water Quality Control Board (RWQCB) and the California Department of Fish & Game (DFG). These NOVs respectively alleged that Chemicals' discharge of unsaturated processed brine to the surface of Searles Lake has negatively impacted the ability of Searles Lake to satisfy applicable water quality designations as well as the ability of migratory birds to use Searles Valley as a hostile resting location. Chemicals instituted substantial corrective measures to restrict its discharge of hydrocarbons and discourage birds from using the lake. On April 10, 2002, the RWQCB entered an Administrative Civil Liability Order (ACL) to resolve all potential liabilities for the historic discharges of elevated petroleum hydrocarbon concentrations at Argus, Trona, and Westend facilities. The ACL order includes monetary payments of $250,000 over six years, contribution to an offsite wildlife mitigation program, additional projects to be completed under a pre-existing Clean-up and Abatement Order (CAO), and other facility improvements. Chemicals also reached a settlement agreement with DFG on July 11, 2002 to address alleged migratory bird impacts. This agreement commits Chemicals to compensate DFG for waterfowl mortality and to reimburse DFG for unpaid oversight costs for a total of $300,000. Chemicals will also contribute to a future offsite mitigation project, including operations and maintenance costs for delivery of water, and will prepare a wildlife mitigation plan. In a separate action, on October 30, 2001, the RWQCB issued Chemicals a CAO requiring evaluation and remediation of 32 sites on the Searles Dry Lakebed. Twenty-six of these sites require only minor, if any, remedial activity. Activities associated with the remaining six sites include only soil excavation and disposal, and capping. Taking into account established accruals, expenditures for performance of the ACL, the settlement agreement, and the CAO are not expected to be material.

Management of Residual Materials. Mining and processing of potash and phosphate and production of boric acid generate residual materials that must be managed both during the operation of the facility and upon facility closure. Potash tailings, consisting primarily of salt, iron and clay, are stored in surface disposal sites. Phosphate mining residuals, such as overburden and sand tailings, are used in reclamation, while phosphate clay residuals are deposited in clay settling ponds. Processing of phosphate rock with sulphuric acid generates phosphogypsum that is stored in phosphogypsum stack systems. Processing of boric acid from colemanite produces a sludge that is managed in a landfill. During the life of the tailings management areas, clay settling ponds, phosphogypsum stacks, and colemanite landfill, the Company has incurred and will continue to incur significant costs to manage its potash, phosphate, and boric acid residual materials in accordance with environmental laws and regulations and with permit requirements.

Additional legal and permit requirements have been imposed for management of the clay settling ponds, phosphogypsum stacks, and the colemanite landfill at the time that these facilities are closed. In the past, the Company has established accruals to account for these closure costs. Beginning on January 1, 2003, the Company will account for these legal obligations under SFAS No. 143. The impact of this accounting treatment is discussed in Recently Issued Accounting Guidance.

Saskatchewan Environment and Resource Management (SERM) is in the process of establishing appropriate closure requirements for Potash tailings management areas. SERM has required all mine operators in Saskatchewan to obtain approval of facility decommissioning and reclamation plans (Plans). These Plans, which will apply once mining operations at any facility are terminated, must specify procedures for handling potash residuals and for decommissioning all mine facilities including potash tailings management areas. SERM also requires operators to provide financial assurance that the Plans ultimately will be carried out. On July 5, 2000, SERM approved, with comments, the decommissioning Plans submitted by Potash for each of its facilities. To meet the terms of this approval, Potash posted interim financial assurance to cover the estimated $2.0 million Canadian that would be necessary to operate its tailings management areas for approximately two years in the event that the Company was no longer able to fund facility decommissioning. This financial assurance must remain in effect until July 5, 2005. During this interim period, Potash and the rest of the industry are cooperating with SERM to evaluate technically feasible, cost-effective and environmentally responsible disposal options for tailings residuals and to correct any deficiencies in the Plans that were noted by SERM. Final costs for decommissioning in accordance with the Plans, as well as costs for the ultimate financial assurance demonstration, are likely to be significant. However, the Company does not anticipate expending such funds in the foreseeable future because: (i) facility closure and decommissioning is not imminent given the anticipated life of the Company's mines; (ii) SERM will consider, and where appropriate incorporate, advances in tailings management technology that may reduce the Company's ultimate tailings management costs and defer the Plans implementation; and (iii) the Company will not be required to provide ultimate financial assurance until an appropriate assurance mechanism has been specified by SERM. For these reasons, the Company cannot predict with certainty the financial impact of these decommissioning requirements on the Company.

Remedial Activities

The Comprehensive Environmental Response Compensation and Liability Act (Superfund) imposes liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Various states have enacted legislation that is analogous to the federal Superfund program. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Superfund or state analogues may impact the Company at its current or former operations.

Remediation at the Company's Facilities. Many of the Company's formerly owned or current facilities have been in operation for a number of years. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings at these facilities by the Company and predecessor operators have resulted in soil, surface water and groundwater impacts.

At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring the Company to undertake or fund cleanup efforts under Superfund or otherwise. In some instances, the Company has agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address site impacts. At other locations, the Company has entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into account established accruals, future expenditures for these known conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures by the Company could be required in the future to remediate the environmental impacts at these or at other current or former sites.

For further discussion of remedial activities, see Note 14 of Notes to Consolidated Financial Statements.

Remediation at Third-Party Facilities. Various third parties have alleged that the Company's historic operations have impacted neighboring off-site areas or nearby third-party facilities. In some instances, the Company has agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under Superfund or otherwise, may be required to address off-site impacts. The Company's remedial liability at these sites, either alone or in the aggregate, taking into account established accruals, currently is not expected to be material. As more information is obtained regarding these sites, this expectation could change.

For further discussion of off-site remedial activities, see Note 14 of Notes to Consolidated Financial Statements.

Liability for Off-Site Disposal Locations. Currently, the Company is involved or concluding involvement for off-site disposal at less than five Superfund or equivalent state sites. Moreover, the Company previously has entered into settlements to resolve its liability with regard to Superfund or equivalent state sites. In some cases, such settlements have included "reopeners," which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances. The Company's remedial liability at the current or former sites, either alone or in the aggregate, is not currently expected to be material. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Oil and Gas

Through its merger with Freeport-McMoRan Inc. (FTX), the Company had assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, Phosphate Resource Partners Limited Partnership or their predecessors. In connection with acquisition of the sulphur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (FMS) discussed more fully in Note 16 of Notes to Consolidated Financial Statements, the Company reached an agreement with FMS and McMoRan Exploration Co. (MOXY) whereby FMS and MOXY would assume responsibility for and indemnify the Company against most of these oil and gas responsibilities. The Company retained responsibility for a limited number of specified potential claims which either individually or in the aggregate, after consideration of established accruals, are not expected to have a material adverse effect on the Company's business or financial condition.

RECENTLY ISSUED ACCOUNTING GUIDANCE

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, which is effective January 1, 2003. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Application of the new rules is expected to result in an increase in net property, plant and equipment of $34.0 million, recognition of a net additional asset retirement obligation liability of $48.8 million, and a charge for the cumulative effect of a change in accounting principle that will reduce net income and stockholder's equity by $4.9 million, net of minority interest and taxes, in the first quarter of 2003.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In December 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145, which is effective for the Company on January 1, 2003, rescinds the previous requirement under GAAP that gains or losses from the early extinguishment of debt be classified as an extraordinary item on the Consolidated Statement of Operations. Upon adoption, the Company is also required to adjust prior year financial statements to reflect this reclassification.

Guarantor's Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company will adopt the provisions of FIN No. 45 on January 1, 2003 for all new or amended guarantees subsequent to that date.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained within Management's Discussion and Analysis of Financial Condition and Results of Operations constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In particular, forward-looking statements may include words such as "expect," "anticipate," "believe," "may," "should," "could" or "estimate." These statements involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this Annual Report.

Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company; success in implementing the Company's various initiatives; the uncertain effects upon the global and domestic economies and financial markets of the terrorist attacks in New York City and Washington, D.C. on September 11, 2001 and their aftermaths; and other risk factors reported from time to time in the Company's Securities and Exchange Commission reports.

REPORT OF MANAGEMENT

The management of IMC Global Inc. has the responsibility for the preparation of all information contained in the Annual Report. The financial statements, including footnotes, have been prepared in accordance with accounting principles generally accepted in the United States and include amounts based on the best judgment of management.

In meeting its responsibilities for the accuracy, integrity and objectivity of data in the financial statements, management maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable, that transactions are authorized and that assets are safeguarded. This system includes an appropriate division of responsibility, information system controls and policies and procedures that are communicated to affected employees. There are limits inherent in all systems of internal control based on the recognition that the cost of such systems should be related to the benefits to be derived. Management believes the Company's systems provide an appropriate balance.

The control environment is monitored by an internal auditing program, comprised of internal and external business advisors who independently assess the effectiveness of the internal controls, report findings to management and follow up on the implementation of management action plans to address any identified control gaps. The Company's independent public accountants, Ernst & Young LLP (Ernst &Young), are engaged to audit and express an opinion on the Company's financial statements. Their audit was conducted in accordance with auditing standards generally accepted in the United States and included consideration of the Company's internal control system. Management has made available to Ernst & Young all of the Company's financial records and related data, as well as minutes of the meetings of the Board of Directors. Management believes that all representations made to Ernst & Young were valid and appropriate.

The Audit Committee of the Board of Directors, which is comprised entirely of independent directors, is responsible for monitoring the Company's financial reporting process. The Audit Committee meets regularly with management, the Director, Internal Audit & Compliance and Ernst & Young, jointly and separately, to review financial reporting matters, internal accounting controls and audit results to assure that all parties are properly fulfilling their responsibilities. Both Ernst & Young and the Director, Internal Audit & Compliance have unrestricted access to the Audit Committee.

Douglas A. Pertz
Chairman and
Chief Executive Officer

J. Reid Porter
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of IMC Global Inc.

We have audited the accompanying consolidated balance sheet of IMC Global Inc. as of December 31, 2002 and 2001 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMC Global Inc. as of December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

In 2002, as discussed in Note 2, the Company changed its method of accounting for goodwill to conform with Financial Accounting Standards Board Statement No. 142. In 2001, as discussed in Note 1, the Company changed its method of accounting for derivative financial instruments to conform with Financial Accounting Standards Board Statement No. 133 and Emerging Issues Task Force Issue No. 00-19.

Ernst & Young LLP
Chicago, Illinois
January 27, 2003, except for Note 8 and Note 10,
as to which the date is March 17, 2003

CONSOLIDATED STATEMENT OF OPERATIONS

In millions, except per share amounts	2002	2001	2000
	Year ended December 31		
Net sales	$ 2,057.4	$ 1,958.7	$ 2,095.9
Cost of goods sold	1,794.4	1,769.8	1,767.2
Gross margins	263.0	188.9	328.7
Selling, general and administrative expenses	80.7	81.8	102.7
Restructuring activity	–	11.0	(1.2)
Operating earnings	182.3	96.1	227.2
Interest expense	174.2	152.3	112.6
Other (income) expense, net	7.4	15.2	(4.1)
Earnings (loss) from continuing operations before minority interest	0.7	(71.4)	118.7
Minority interest	(16.2)	(40.7)	(12.4)
Earnings (loss) from continuing operations before income taxes	16.9	(30.7)	131.1
Provision (benefit) for income taxes	30.1	(2.8)	46.8
Earnings (loss) from continuing operations	(13.2)	(27.9)	84.3
Loss from discontinued operations	(96.4)	–	(429.3)
Loss before extraordinary item and cumulative effect of a change in accounting principle	(109.6)	(27.9)	(345.0)
Extraordinary charge–debt retirement	(0.6)	(14.1)	–
Cumulative effect of a change in accounting principle	–	(24.5)	–
Net loss	$ (110.2)	$ (66.5)	$ (345.0)
Basic and diluted earnings (loss) per share:			
Earnings (loss) from continuing operations	$ (0.12)	$ (0.24)	$ 0.73
Loss from discontinued operations	(0.84)	–	(3.73)
Extraordinary loss–debt retirement	(0.01)	(0.12)	–
Cumulative effect of a change in accounting principle	–	(0.21)	–
Net loss per share	$ (0.97)	$ (0.57)	$ (3.00)
Basic weighted average number of shares outstanding	114.6	114.5	114.4
Diluted weighted average number of shares outstanding	114.6	114.5	114.8

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

In millions, except share amounts	December 31 2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 17.7	$ 248.7
Restricted cash	105.5	374.0
Receivables, net	179.0	217.6
Inventories, net	349.1	292.3
Deferred income taxes	11.6	14.1
Other current assets	37.1	6.5
Total current assets	700.0	1,153.2
Property, plant and equipment, net	2,300.7	2,308.6
Goodwill	319.0	319.0
Other assets	317.4	468.1
Total assets	$ 3,637.1	$ 4,248.9
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 154.8	$ 150.3
Accrued liabilities	190.5	242.1
Due to bondholders	–	305.4
Short-term debt and current maturities of long-term debt	106.2	75.4
Total current liabilities	451.5	773.2
Long-term debt, less current maturities	2,165.3	2,216.1
Deferred income taxes	57.6	176.3
Other noncurrent liabilities	571.0	533.3
Common equity forwards	–	9.3
Stockholders' equity:		
Common stock, $1 par value, authorized 300,000,000 shares; issued 130,585,301 and 125,185,301 shares in 2002 and 2001, respectively	130.6	125.2
Capital in excess of par value	1,743.9	1,680.9
Accumulated deficit	(984.7)	(865.3)
Accumulated other comprehensive loss	(146.4)	(117.1)
Treasury stock, at cost, 15,634,654 and 10,159,607 shares in 2002 and 2001, respectively	(351.7)	(283.0)
Total stockholders' equity	391.7	540.7
Total liabilities and stockholders' equity	$ 3,637.1	$ 4,248.9

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS

In millions	2002	2001	2000
	Year ended December 31		
Cash Flows from Operating Activities			
Net loss	$ (110.2)	$ (66.5)	$ (345.0)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Adjustments from continuing operations:			
Depreciation, depletion and amortization	173.7	165.6	171.6
Minority interest	(16.2)	(40.7)	(12.4)
Deferred income taxes	(69.7)	(36.1)	(21.1)
Other charges and credits, net	(17.6)	(61.6)	8.5
Changes in:			
Receivables	38.6	(182.6)	138.9
Note receivable from affiliate	–	47.5	(47.5)
Inventories	(56.8)	40.3	(8.4)
Other current assets	(0.2)	2.4	147.4
Accounts payable	4.5	(51.0)	83.4
Accrued liabilities	(60.4)	28.4	(25.3)
Adjustments from discontinued operations	121.1	(2.5)	273.3
Net cash provided by (used in) operating activities	6.8	(156.8)	363.4
Cash Flows from Investing Activities			
Capital expenditures	(140.0)	(123.1)	(118.1)
Proceeds from sale of businesses	–	624.3	–
Investment in joint venture	(10.0)	–	–
Other	(11.1)	1.5	4.4
Net cash provided by (used in) investing activities	(161.1)	502.7	(113.7)
Net cash provided (used) before financing activities	(154.3)	345.9	249.7
Cash Flows from Financing Activities			
Payments of long-term debt	(996.1)	(982.4)	(719.0)
Proceeds from issuance of long-term debt	1,136.6	1,404.5	546.0
Changes in short-term debt, net	(170.4)	(209.3)	(15.0)
Restricted cash	268.5	(374.0)	–
Payable to bondholders	(294.5)	–	–
Purchase of common shares	(79.5)	–	–
Issuance of common shares	67.9	–	–
Cash dividends paid	(9.2)	(17.5)	(26.3)
Cash distributions to The Vigoro Corporation preferred stockholders	–	–	(28.2)
Cash distributions to unitholders of Phosphate Resource Partners Limited Partnership	–	–	(4.5)
Other	–	(3.0)	1.0
Net cash used in financing activities	(76.7)	(181.7)	(246.0)
Net change in cash and cash equivalents	(231.0)	164.2	3.7
Cash and cash equivalents–beginning of year	248.7	84.5	80.8
Cash and cash equivalents–end of year	$ 17.7	$ 248.7	$ 84.5

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

In millions, except per share amounts	Outstanding shares	Common stock	Capital in excess of par value	Accumulated deficit	Accumulated other compre-hensive loss	Treasury stock	Total stockholders' equity	Compre-hensive income (loss)
Balance as of December 31, 1999	114.5	$ 125.2	$1,698.1	$ (411.1)	$ (37.3)	$ (294.8)	$1,080.1	
Net loss	–	–	–	(345.0)	–	–	(345.0)	$ (345.0)
Foreign currency translation adjustment	–	–	–	–	(21.3)	–	(21.3)	(21.3)
Dividends ($0.32 per share)	–	–	–	(35.0)	–	–	(35.0)	–
Other	0.3	–	(5.9)	1.1	–	1.4	(3.4)	–
Balance as of December 31, 2000	114.8	125.2	$1,692.2	$ (790.0)	$ (58.6)	$ (293.4)	$ 675.4	$ (366.3)
Net loss	–	–	–	(66.5)	–	–	(66.5)	$ (66.5)
Foreign currency translation adjustment	–	–	–	–	(16.9)	–	(16.9)	(16.9)
Cumulative effect of a change in accounting principle (Note 1)	–	–	–	–	2.9	–	2.9	2.9
Net unrealized losses on derivative instruments	–	–	–	–	(19.5)	–	(19.5)	(19.5)
Minimum pension liability	–	–	–	–	(25.0)	–	(25.0)	(25.0)
Dividends ($0.08 per share)	–	–	–	(8.8)	–	–	(8.8)	–
Other	0.2	–	(11.3)	–	–	10.4	(0.9)	–
Balance as of December 31, 2001	115.0	125.2	$1,680.9	$ (865.3)	$ (117.1)	$ (283.0)	$ 540.7	$ (125.0)
Net loss	–	–	–	(110.2)	–	–	(110.2)	$ (110.2)
Foreign currency translation adjustment	–	–	–	–	1.1	–	1.1	1.1
Net unrealized gain on derivative instruments	–	–	–	–	19.5	–	19.5	19.5
Minimum pension liability	–	–	–	–	(49.9)	–	(49.9)	(49.9)
Issuance of stock (Notes 8 and 11)	5.4	5.4	62.5	–	–	–	67.9	–
Share repurchase (Notes 8 and 11)	(5.4)	-	–	–	–	(79.5)	(79.5)	–
Dividends ($0.08 per share)	–	–	–	(9.2)	–	–	(9.2)	–
Common equity forward	–	–	–	–	–	9.3	9.3	–
Other	–	–	0.5	–	–	1.5	2.0	–
Balance as of December 31, 2002	115.0	$ 130.6	$1,743.9	$ (984.7)	$ (146.4)	$ (351.7)	$ 391.7	$ (139.5)

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

IMC Global Inc. (Company or IMC) is a producer and distributor of crop nutrients and animal feed ingredients to the domestic and international agricultural community.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all subsidiaries which are more than 50.0 percent owned and controlled. All significant intercompany accounts and transactions are eliminated in consolidation.

Minority interest is largely comprised of the public unitholders' interest in Phosphate Resource Partners Limited partnership (PLP) (51.6 percent owned and consolidated subsidiary of the Company), including an effective 21.1 percent minority interest in IMC Phosphates Company (IMC Phosphates).

As discussed in more detail in Note 4, IMC Chemicals (Chemicals), IMC Salt (Salt), a solar evaporation facility located in Ogden, Utah (Ogden) and the Company's oil and gas business have been presented as discontinued operations.

Use of Estimates

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue is recognized by the Company upon the transfer of title to the customer, which is generally at the time product is shipped. For certain export shipments, transfer of title occurs outside of the United States.

Shipping and Handling Costs

The Company records all shipping and handling costs in Costs of goods sold.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Domestically, the Company sells its products to manufacturers, distributors and retailers primarily in the midwestern and southeastern United States. Internationally, the Company's phosphate and potash products are sold primarily through two North American export associations. No single customer or group of affiliated customers accounted for more than ten percent of the Company's net sales in any year during the three-year period ended December 31, 2002.

Receivables and Allowance for Doubtful Accounts

The Company carries its accounts receivable at their face amounts less an allowance for doubtful accounts. On a regular basis, the Company evaluates its accounts receivable and establishes the allowance for doubtful accounts based on a combination of specific customer circumstances as well as credit conditions and based on a history of write-offs and collections. A receivable is considered past due if payments have not been received within agreed upon invoice terms.

Inventories

Inventories are valued at the lower-of-cost-or-market (net realizable value). Cost for substantially all of the Company's inventories is calculated on a cumulative annual-average basis.

(In millions, except per share amounts)

Property, Plant and Equipment/Other Assets

Property (including mineral deposits), plant and equipment, including assets under capital leases, are carried at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Expenditures for replacements and improvements are capitalized; maintenance and repair expenditures, except for repair and maintenance overhauls (Turnarounds), are charged to operations when incurred. Expenditures for Turnarounds are deferred when incurred and amortized into Cost of goods sold on a straight-line basis, generally over an 18-month period. Turnarounds are large-scale maintenance projects that are performed regularly, usually every 18 to 24 months. Turnarounds are necessary to maintain the operating capacity and efficiency rates of the production plants. The deferred portion of the Turnaround expenditures is classified in Other assets.

Depreciation and depletion expenses for mining operations, including mineral deposits, are determined using the units-of-production method based on estimates of recoverable reserves. Other asset classes or groups are depreciated or amortized on a straight-line basis over their estimated useful lives as follows: buildings, ten to 45 years; machinery and equipment, three to 25 years; and leasehold improvements, over the lesser of the remaining useful life of the asset or the remaining term of the lease.

Prior to January 1, 2002, goodwill, representing the excess of purchase cost over the fair value of net assets of acquired companies, was generally amortized using the straight-line method over 40 years. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* As a result, goodwill is no longer amortized but is subject to annual impairment tests in accordance with SFAS No. 142 (Note 2). Prior to January 1, 2002, the Company evaluated the recoverability of goodwill by estimating the future discounted cash flows of the businesses to which the goodwill relates. This evaluation was made whenever events or changes in circumstances indicated the carrying amount may not be recoverable. Estimated cash flows were determined by disaggregating the Company's business segments to an operational and organizational level for which meaningful identifiable cash flows could be determined. When estimated future discounted cash flows were less than the carrying amount of the net long-lived assets (tangible and identifiable intangible) and related goodwill, impairment losses of goodwill were charged to operations. Impairment losses, limited to the carrying amount of goodwill, represented the excess of the sum of the carrying amount of the net long-lived assets (tangible and identifiable intangible) and goodwill in excess of the discounted cash flows of the business being evaluated. In determining the estimated future cash flows, the Company considered current and projected future levels of income; business trends; prospects; as well as market and economic conditions.

Using the methodology prescribed in SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Once an indication of a potential impairment exists, recoverability of the respective assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then long-lived assets of the operation are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

Accrued Environmental Costs

The Company produces and distributes crop and animal nutrients, boron-based chemicals and sodium-bicarbonate. These activities subject the Company to an evolving myriad of international, federal, state, provincial and local environmental, health and safety laws, which regulate, or propose to regulate: (i) conduct of mining and production operations, including employee safety procedures; (ii) condition of Company facilities; (iii) management and handling of raw materials; (iv) product content; (v) use of products by both the Company and its customers; (vi) management and/or remediation of potential impacts to air, water quality, and soil from Company operations; (vii) disposal of waste materials; and (viii) reclamation of lands after mining. The Company has contingent environmental liabilities that arise from three sources: (i) facilities currently or formerly owned by the Company or its predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Comprehensive Environmental Response Compensation and Liability Act (Superfund) sites. The historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings have resulted in soil and groundwater contamination, requiring the Company to undertake or fund cleanup efforts.

(In millions, except per share amounts)

The environmental costs discussed above include: fines, penalties and certain corrective actions to address violations of the law; remediation of properties that are currently or were formerly owned or operated by the Company, or its predecessors; remediation costs of facilities adjacent to currently or formerly owned facilities or for third-party Superfund sites; and legal fees and expenses associated with resolution of administrative processes or litigation concerning these environmental costs. Environmental accruals are recorded for environmental investigatory and non-capital remediation costs and for costs associated with litigation at identified sites when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. These accruals are adjusted currently for any changes in the Company's estimates of the future costs associated with these matters. The Company cannot determine the cost of any remedial action that ultimately may be required at unknown sites, sites for which investigations have not been performed or have begun but have not been completed or sites at which unanticipated conditions are discovered.

Foreign Currency Translation

The functional currency of all operations outside the United States is the respective local currency. All foreign currency balance sheet accounts have been translated using the exchange rates in effect as of the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from changes in exchange rates from year to year have been reported in Accumulated other comprehensive loss. The effect on the Consolidated Statement of Operations of transaction gains and losses is insignificant for all years presented. Foreign currency cumulative translation losses of $2.1 million were included in the calculation of the losses from discontinued operations for 2002 (Note 4).

Derivative Instruments Indexed To, and Potentially Settled In, a Company's Own Stock

Effective June 30, 2001, Emerging Issues Task Force (EITF) No. 00-19 required the Company to account for its common equity forward purchase contract (Forward) as an asset or a liability, with changes in the value of the Forward reflected in the Consolidated Statement of Operations. The Company recorded a charge for the cumulative effect of a change in accounting principle of $24.5 million, or $0.21 per share, in the second quarter of 2001 upon adoption of EITF 00-19. This charge was calculated based on the difference between the Company's stock price as of June 30, 2001 and the Forward price. Prior to that date, any excess of Forward price over the Company's stock price was classified as temporary equity. All changes in fair value subsequent to June 30, 2001 were included in Earnings (loss) from continuing operations. Other (income) expense, net for 2001 included income of $15.2 million, or $0.14 per share, to reflect the change in the value of the Company's stock from July 1, 2001 to December 31, 2001. The Forward was settled during 2002 (Note 11).

Accounting for Derivative Instruments and Hedging Activities

The Company is exposed to the impact of interest rate changes on borrowings, fluctuations in the functional currency of foreign operations and the impact of fluctuations in the purchase price of natural gas, ammonia and sulphur consumed in operations, as well as changes in the market value of its financial instruments. The Company periodically enters into derivatives in order to minimize foreign currency risks and the effects of changing natural gas prices, but not for trading purposes.

On January 1, 2001, the Company adopted SFAS No. 133, *Derivative Instruments and Hedging Activities, as amended.* In accordance with the provisions of SFAS No. 133, the Company recorded a transition adjustment upon adoption of SFAS No. 133 to record derivative instruments at fair value. The effect of this transition adjustment resulted in a $2.9 million, after tax, reduction in Accumulated other comprehensive loss. The Company recognized all of the unrealized gains associated with this transition adjustment during the first quarter of 2001.

The Company uses financial instruments, including forward exchange, option, futures and swap contracts, to manage its exposure to movements in foreign currency exchange rates and commodity prices. The use of these financial instruments modifies the exposure of these risks with the intent to reduce the risk and variability to the Company. Initially, upon adoption of SFAS No. 133, and prospectively, on the date a derivative contract is entered into, the Company designates the derivative as either: (i) a hedge of a recognized asset or liability or an unrecognized firm commitment (fair value hedge); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge); (iii) a hedge of a net investment in a foreign

(In millions, except per share amounts)

operation (net investment hedge); or (iv) as a natural hedging instrument whose change in fair value is recognized to act as an economic hedge against changes in the values of the hedged item (natural hedge). The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are effective in offsetting changes in either the fair value or cash flows of the hedged item. When it is determined that a derivative ceases to be an effective hedge, the Company discontinues hedge accounting.

The Company had $244.5 million and $244.0 million notional amounts of foreign currency forward exchange contracts outstanding as of December 31, 2002 and 2001, respectively, with the contracts outstanding as of December 31, 2002 maturing in various months through December 2003. These derivative financial instruments have been designated as cash flow hedges and are being used to reduce the exchange rate risk related to certain forecasted foreign currency transactions. The principal currency being hedged by the Company as of December 31, 2002 and 2001 was the Canadian dollar. The Company also had $34.8 million and $58.5 million notional amounts of natural gas forward purchase contracts outstanding as of December 31, 2002 and 2001, respectively, with the contracts outstanding as of December 31, 2002 maturing in various months through October 2004. These derivative financial instruments have been designated as cash flow hedges and are being used to hedge volatility in natural gas prices. The effective portion of changes in the fair value of the Company's cash flow hedges is recorded in Accumulated other comprehensive loss. As of December 31, 2002, the Company had unrealized gains totaling $4.6 million, $2.9 million after tax, related to its cash flow hedges substantially all of which is expected to be reclassified into earnings within the next 12 months. As of December 31, 2001, the Company had unrealized losses totaling $25.5 million, $16.6 million, after tax, related to its cash flow hedges. Unrealized gains or losses included in Accumulated other comprehensive loss are recognized in earnings in the same period that the underlying hedged item is realized. The ineffective portion of changes in the fair value of the Company's cash flow hedges is reported in Other (income) expense, net and amounted to zero in 2002 and a charge of $3.1 million in 2001.

The Company also uses foreign currency forward exchange contracts, which typically expire within one year, to hedge transaction exposure related to certain intercompany loans. Realized and unrealized gains and losses on these contracts and the offsetting translation losses and gains on these intercompany loan balances are recorded in Other (income) expense, net. The Company had notional amounts of $8.1 million and $47.3 million of such foreign currency forward exchange contracts outstanding as of December 31, 2002 and 2001, respectively. There was no unrealized gain or loss on these contracts as of December 31, 2002 and the unrealized loss was $0.3 million as of December 31, 2001.

Prior to January 1, 2001, the Company also used foreign currency forward exchange contracts for hedging purposes. Realized and unrealized gains and losses on contracts used to hedge the currency fluctuations of assets and liabilities denominated in foreign currencies and the offsetting realized and unrealized losses and gains on hedged transactions were recorded in Other (income) expense, net. Contracts used to reduce the exchange rate risk related to certain forecasted foreign currency transactions were adjusted to their market values at each balance sheet date with the offset recorded to Other (income) expense, net.

Income Taxes

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(In millions, except per share amounts)

Accounting for Stock Options

The Company uses the intrinsic value method to account for stock-based employee compensation in each period presented.

If the Company's stock option plans' compensation cost had been determined based on the fair value at the grant date for awards beginning in 1995, consistent with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company's net loss and loss per share would have increased to the following pro forma amounts:

	2002	2001	2000
Stock compensation cost (net of tax):			
As reported	$ 1.1	$ 0.7	$ 0.3
Pro forma	$ 9.7	$ 7.2	$ 9.6
Net loss:			
As reported	$ (110.2)	$ (66.5)	$ (345.0)
Pro forma	$ (118.8)	$ (73.0)	$ (354.3)
Diluted net loss per share:			
As reported	$ (0.97)	$ (0.57)	$ (3.00)
Pro forma	$ (1.04)	$ (0.64)	$ (3.09)

Recently Issued Accounting Guidance

Accounting for Asset Retirement Obligations In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, *Accounting for Asset Retirement Obligations,* which is effective January 1, 2003. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Application of the new rules is expected to result in an increase in net property, plant and equipment of $34.0 million, recognition of a net additional asset retirement obligation liability of $48.8 million, and a charge for the cumulative effect of a change in accounting principle that will reduce net income and stockholder's equity by $4.9 million, net of minority interest and taxes, in the first quarter of 2003.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections In December 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* SFAS No. 145, which is effective for the Company on January 1, 2003, rescinds the previous requirement under generally accepted accounting principles (GAAP) that gains or losses from the early extinguishment of debt be classified as an extraordinary item on the Consolidated Statement of Operations. Upon adoption, the Company is also required to adjust prior year financial statements to reflect this reclassification.

Guarantor's Accounting for Guarantees In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company will adopt the provisions of FIN No. 45 on January 1, 2003 for all new or amended guarantees subsequent to that date. See Note 14 for the related disclosures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

2. ACCOUNTING FOR GOODWILL

On January 1, 2002, the Company adopted SFAS No. 142. Under the new rules, goodwill is no longer amortized but is subject to annual impairment tests. The Company completed its transitional and annual impairment tests as of January 1, 2002 and October 1, 2002 as prescribed by SFAS No. 142, which indicated that no impairment of goodwill existed. The portion of goodwill which was attributable to IMC PhosFeed (PhosFeed) and IMC Potash (Potash) was $292.4 million and $26.6 million, respectively, as of December 31, 2002 and 2001. The accumulated amortization for goodwill was $64.9 million as of December 31, 2002 and 2001.

The following is a reconciliation of 2001 and 2000 net loss and basic and diluted loss per share between the amounts previously reported by the Company and the adjusted amounts that would have been reported if SFAS No. 142 had been applied in prior periods.

	Year ended December 31,	
	2001	2000
Loss before extraordinary item and cumulative effect of a change in accounting principle:		
Reported loss before extraordinary item and cumulative effect of a change in accounting principle	$ (27.9)	$ (345.0)
Goodwill amortization	10.2	16.8
Adjusted loss before extraordinary item and cumulative effect of a change in accounting principle	$ (17.7)	$ (328.2)
Net loss:		
Reported net loss	$ (66.5)	$ (345.0)
Goodwill amortization	10.2	16.8
Adjusted net loss	$ (56.3)	$ (328.2)
Basic and diluted loss per share:		
Reported loss per share before extraordinary item and cumulative effect of a change in accounting principle	$ (0.24)	$ (3.00)
Goodwill amortization per share	0.09	0.15
Adjusted loss per share before extraordinary item and cumulative effect of a change in accounting principle	$ (0.15)	$ (2.85)
Reported net loss per share	$ (0.57)	$ (3.00)
Goodwill amortization per share	0.09	0.15
Adjusted net loss per share	$ (0.48)	$ (2.85)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

3. RESTRUCTURING ACTIVITY

2001 Restructuring Charges

In the first quarter of 2001, the Company announced a new organizational structure (Reorganization Plan), primarily comprised of a shift to a more functional organization structure, which resulted in business unit and corporate headcount reductions. As a result, in the first quarter of 2001 the Company recorded a restructuring charge of $4.6 million, $2.4 million after tax and minority interest, or $0.02 per share. A total of 74 employees were terminated and left the Company prior to December 31, 2001. Substantially all of the severance payments have been disbursed as of December 31, 2002.

As part of the Company's plan to improve profitability (Project Profit), the Company sold its urea plant to a third party buyer (Buyer). The effective operation of this plant was dependent upon receiving services from the Company's remaining Louisiana operations. The Louisiana operations were idled for the first half of 2001, which impacted the ability of the urea plant to operate. In the third quarter of 2001, the Company repurchased the plant from the Buyer and shut the plant down permanently. Total costs to repurchase the plant and accrue for demolition costs were $6.4 million, $3.1 million after tax and minority interest, or $0.03 per share, which resulted in a 2001 restructuring charge. This activity was recorded in the third quarter of 2001 as an increase to the restructuring charge previously recorded for Project Profit.

2000 Restructuring Activity

As part of Project Profit, the Company had written off certain assets in 1998. However, in 2000, some of these assets, including the urea plant referred to above, were sold to third parties resulting in a restructuring gain of $1.2 million, $0.6 million after tax and minority interest. This activity was recorded as an adjustment to the restructuring charge previously recognized for Project Profit.

1999 Restructuring Charge

In 1999, the Company announced and began implementing a Company-wide rightsizing program (Rightsizing Program), which was designed to simplify and focus the Company's core businesses. The key components of the Rightsizing Program were: (i) the shutdown and permanent closure of the Nichols and Payne Creek facilities at PhosFeed resulting from an optimization program to reduce rock and concentrate production costs through higher utilization rates at the lowest-cost facilities; (ii) an asset rightsizing program at Potash resulting from a revised mine plan; and (iii) corporate and business unit headcount reductions.

Activity in 2002 related to accruals from continuing operations for the restructuring plans noted above was as follows:

	Accrual as of January 1, 2002	Non-cash Charges[a]	Cash Paid	Accrual as of December 31, 2002
Non-employee exit costs:				
Demolition and closure costs	$ 33.1	$ 2.0	$ (12.9)	$ 22.2
Employee headcount reductions:				
Severance benefits	3.5	–	(1.3)	2.2
Total	$ 36.6	$ 2.0	$ (14.2)	$ 24.4

a Represents accretion of the recorded liability.

Non-Employee Exit Costs As a result of the decision to permanently close certain facilities and production operations described above, the Company recorded closure costs for demolition activities and incremental environmental land reclamation of the surrounding mined-out areas. All facilities were closed and the Company expects all demolition, closure and reclamation activities to be completed by the end of 2014.

Employee Headcount Reductions As part of the Reorganization Plan, Rightsizing Program and Project Profit, headcount reductions were implemented throughout the Company. The majority of these reductions were a result of the closing and/or exiting of production operations, as discussed above. A total of 1,841 employees were terminated. The majority of the remaining severance payments will be made over the next twelve months.

The activity related to accruals for the Company's restructuring programs during 2001 consisted of a beginning balance of $51.4 million reduced by cash payments of $25.8 million and increased by $11.0 million from the Reorganization Plan and urea plant repurchase. The activity related to accruals for the Company's restructuring programs during 2000 consisted of a beginning balance of $110.9 million reduced by cash payments of $59.5 million.

All restructuring activity was recorded as a separate line item on the Consolidated Statement of Operations.

(In millions, except per share amounts)

4. DISCONTINUED OPERATIONS

Salt and Ogden

On November 29, 2001, the Company completed the sale of Salt and Ogden to a third party. IMC received approximately $580.0 million of cash, as well as a minority economic interest in the resulting company. The minority economic interest was recorded at no value due to significant restrictions on the Company's ability to realize a return on this investment in the future. Value can be achieved if the new company exceeds certain minimum targeted returns. IMC recorded an additional $21.1 million loss in connection with the sale before 2001 earnings from discontinued operations of $22.2 million. No tax benefit was recorded with this loss as the loss was considered a capital loss. The Company had previously recorded an estimated loss on disposal in 2000 of $611.7 million, $402.7 million after tax. In 2002, the Company recorded an adjustment to the loss on disposal of $3.0 million, $1.9 million after tax.

For 2001 and 2000, Salt and Ogden's combined revenues were $450.0 million and $494.2 million, respectively. The operations of Salt and Ogden resulted in pre-tax earnings of $46.7 million and $19.7 million or $22.2 million and $11.0 million after tax, in 2001 and 2000, respectively.

Interest expense was allocated to discontinued operating results based on the portion of third party debt that was specifically attributable to Salt and Ogden and amounted to $12.3 million and $47.1 million in 2001 and 2000, respectively.

Chemicals

In December 1999, the Company received approval from the Board of Directors for a plan to sell the entire Chemicals business unit. On November 5, 2001, the Company sold Penrice Soda Products Pty. Ltd. (Penrice), an Australian unit of Chemicals. The Company recorded a gain of $0.7 million in 2001 from the Penrice sale.

During 2002, the Company increased the previously recorded estimated loss on disposal of the remaining parts of Chemicals by $147.9 million, or $85.9 million after tax, including forecasted operating results through June 30, 2003 as well as revised estimates of sales proceeds. The Company had previously recorded estimated losses on disposal in 2001, 2000 and 1999 of $10.0 million, $49.1 million and $138.1 million or $4.6 million, $32.1 million and $85.6 million after tax, respectively.

For 2002, 2001 and 2000, Chemicals' revenues were $253.3 million, $305.1 million and $329.6 million, respectively. The operations of Chemicals resulted in pre-tax losses of $9.7 million, $34.3 million and $16.5 million or $8.6 million, $15.9 million and $6.1 million after tax, in 2002, 2001 and 2000, respectively. Interest expense was allocated to discontinued operating results based on the portion of third party debt that is specifically attributable to Chemicals and amounted to $10.8 million, $39.6 million and $19.2 million in 2002, 2001 and 2000, respectively.

The Company is actively pursuing sales transactions for the remaining parts of Chemicals and targets completion of all or a substantial portion of the remaining parts by June 30, 2003. Subsequent to December 31, 2002, the Company has announced the sale of the sodium bicarbonate portion of Chemicals for approximately $20.6 million. On January 1, 2002, the Company adopted SFAS No. 144. SFAS No. 144 provides that long-lived assets classified as held for disposal as a result of disposal activities initiated prior to its adoption shall continue to be accounted for in accordance with the prior pronouncement applicable to those assets so long as certain criteria in SFAS No. 144 were met as of December 31, 2002. The Company has determined the SFAS No. 144 criteria were met for Chemicals and will continue to account for Chemicals in accordance with Accounting Principles Board Opinion No. 30.

Oil and Gas Operations

In the fourth quarter of 1999, the Company decided to discontinue its oil and gas business, which primarily consisted of PLP's interest in a multi-year oil and natural gas exploration program (Exploration Program). The Company sold its interest, through PLP, in the Exploration Program for proceeds of $32.0 million. A loss on disposal of $22.4 million, $6.7 million after tax and minority interest of $4.6 million and $11.1 million, respectively, was recorded in the fourth quarter of 1999. In the fourth quarter of 2001, the Company recorded a gain of $24.0 million, $18.7 million after tax, from the disposal of its remaining oil and gas interests.

(In millions, except per share amounts)

For financial reporting purposes, the net assets of the Chemicals discontinued operations held for sale have been classified in Other current assets in 2002 and Other assets in 2001 and consisted of the following:

	2002	2001
Assets:		
Receivables, net	$ 44.5	$ 46.4
Inventories, net	43.2	43.2
Other current assets	1.0	8.4
Property, plant and equipment, net	2.2	119.2
Other assets	6.3	6.2
Total assets	97.2	223.4
Liabilities:		
Accounts payable	26.9	32.8
Accrued liabilities	27.9	29.3
Other noncurrent liabilities	19.1	16.9
Total liabilities	73.9	79.0
Net assets of discontinued operations held for sale	$ 23.3	$ 144.4

5. EARNINGS PER SHARE

The numerator for both basic and diluted earnings per share (EPS) is net loss. The denominator for basic EPS is the weighted-average number of shares outstanding during the period (Denominator). The following is a reconciliation of the Denominator for the basic and diluted earnings per share computations:

	2002	2001	2000
Basic EPS shares	114.6	114.5	114.4
Effect of dilutive stock options	–	–	0.4
Diluted EPS shares	114.6	114.5	114.8

Common shares issuable upon the exercise of options were not included in the computation of diluted earnings per share in 2002 and 2001 because the Company incurred a net loss from continuing operations and, therefore, the effect of their inclusion was antidilutive. Options to purchase approximately 10.4 million shares of common stock as of December 31, 2000 were not included in the computation of diluted EPS, because the exercise price was greater than the average market price of the Company's common stock and, therefore, the effect of their inclusion would be antidilutive. In addition, 1.2 million shares for 2001 related to the Forward were also not included in the computation of diluted EPS because the effect of their inclusion would be antidilutive.

6. DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Receivables:

	2002	2001
Trade	$ 170.5	$ 202.6
Non-trade	15.3	21.2
	185.8	223.8
Less: Allowances	(6.8)	(6.2)
Receivables, net	$ 179.0	$ 217.6

The carrying amount of accounts receivable was equal to the estimated fair value of such assets due to their short maturity.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Inventories:

	2002	2001
Products (principally finished)	$ 282.7	$ 232.4
Operating materials and supplies	71.0	65.3
	353.7	297.7
Less: Allowances	(4.6)	(5.4)
Inventories, net	$ 349.1	$ 292.3

Property, plant and equipment:

	2002	2001
Land	$ 97.6	$ 93.8
Mineral properties and rights	820.2	789.8
Buildings and leasehold improvements	529.1	507.9
Machinery and equipment	2,907.8	2,858.5
Construction-in-progress	69.8	82.6
	4,424.5	4,332.6
Less: Accumulated depreciation and depletion	(2,123.8)	(2,024.0)
Property, plant and equipment, net	$ 2,300.7	$ 2,308.6

Depreciation and depletion expense was $163.6 million, $147.0 million and $155.8 million for 2002, 2001 and 2000, respectively.

As of December 31, 2002, idle facilities of the Company included one concentrated phosphate granulation plant, and the acid production facilities at another concentrated phosphate plant, which will remain closed subject to improved market conditions. The net book value of these facilities totaled $65.3 million. In the opinion of management, the net book value of the Company's idle facilities is not in excess of their net realizable values.

Other assets:

	2002	2001
Net assets held for sale (Note 4)	$ –	$ 144.4
Excess distributions to PLP unitholders	185.0	168.7
Other	132.4	155.0
Other assets	$ 317.4	$ 468.1

Excess distributions to PLP unitholders represents cumulative distributions in excess of investment and earnings of PLP unitholders over the life of the partnership.

Accrued liabilities:

	2002	2001
Interest	$ 37.2	$ 45.4
Taxes, income and other	62.0	56.0
Restructuring (Note 3)	10.9	17.0
Payroll and employee benefits	31.3	24.4
Other	49.1	99.3
Accrued liabilities	$ 190.5	$ 242.1

Other noncurrent liabilities:

	2002	2001
Employee and retiree benefits	$ 334.5	$ 274.3
Environmental	117.0	100.3
Restructuring (Note 3)	13.5	19.6
Other	106.0	139.1
Other noncurrent liabilities	$ 571.0	$ 533.3

(In millions, except per share amounts)

7. COMPREHENSIVE INCOME

Accumulated other comprehensive loss consists of the following:

	2002	2001
Foreign currency translation adjustment	$ (74.4)	$ (75.5)
Net unrealized gains (losses) on derivative instruments	2.9	(16.6)
Minimum pension liability	(74.9)	(25.0)
Total	$ (146.4)	$ (117.1)

A summary of components of other comprehensive loss reported on the Consolidated Statement of Stockholders' Equity for the years ended December 31, 2002, 2001 and 2000, is as follows:

	Before-tax amount	Income Tax	After-tax amount
December 31, 2002			
Foreign currency translation adjustment	$ 1.1	–	$ 1.1
Net unrealized gains (losses) on derivative instruments	30.2	(10.7)	19.5
Minimum pension liability	(95.7)	45.8	(49.9)
Total	$ (64.4)	$ 35.1	$ (29.3)
December 31, 2001			
Foreign currency translation adjustment	$ (16.9)	$ –	$ (16.9)
Cumulative effect of adopting SFAS No. 133	4.8	(1.9)	2.9
Net unrealized gains (losses) on derivative instruments	(30.3)	10.8	(19.5)
Minimum pension liability	(25.0)	–	(25.0)
Total	$ (67.4)	$ 8.9	$ (58.5)
December 31, 2000			
Foreign currency translation adjustment	$ (21.3)	$ –	$ (21.3)
Total	$ (21.3)	$ –	$ (21.3)

(In millions, except per share amounts)

8. FINANCING ARRANGEMENTS

Total indebtedness as of December 31, 2002 was $2,271.5 million, a decrease of $20.0 million from total indebtedness as of December 31, 2001 of $2,291.5 million. The reduction in total indebtedness primarily resulted from the following: (i) the partial repurchase of the 6.50 percent senior notes due August 2003; (ii) the purchase by the Company of the lessors' interest in the Argus sale/leaseback arrangement of the Company's discontinued Chemicals' business (Argus Lease), partially offset by (iii) an additional $117.5 million of the 11.25 percent senior notes due 2011 (December Note Offering) which resulted in net cash proceeds of $124.9 million; and (iv) net proceeds of $28.0 million from revolving credit facilities.

Short-term borrowings were $3.7 million and $3.8 million as of December 31, 2002 and 2001, respectively, which primarily consisted of bank debt. The weighted average interest rate on short-term borrowings was 8.5 percent and 11.9 percent for 2002 and 2001, respectively.

Long-term debt as of December 31 consisted of the following:

	2002	2001
Notes and debentures due 2002-2028, with interest rates ranging from 6.50% to 11.25%	$ 1,933.4	$ 1,915.5
Term loan facility	261.1	263.8
Industrial revenue bonds, maturing through 2022, with interest rates ranging from 1.07% to 7.70%	27.1	32.9
Revolving credit facilities, with variable interest rates	28.0	–
Other debt	18.2	75.5
	2,267.8	2,287.7
Less: Current maturities	102.5	71.6
Total long-term debt, less current maturities	$ 2,165.3	$ 2,216.1

The revolving credit facilities were classified as long-term as of December 31, 2002 because they were supported by a long-term credit facility.

During the first quarter of 2002, the Company purchased the lessors' interests in the Argus Lease for an aggregate cash payment of $68.3 million. The Company also completed the tender for $296.1 million principal amount of its 7.40 percent senior notes due November 2002 for an aggregate cash payment of $307.2 million, and the Company issued 5.4 million shares of common stock for net cash proceeds of $67.9 million. The proceeds of the common stock offering, together with $12.2 million of cash on hand, were used to acquire 5.4 million shares of stock pursuant to the Company's Forward. This transaction resulted in the termination of the Forward.

From July 1, 2002 through October 29, 2002 the Company repurchased $101.7 million principal amount of its 6.50 percent senior notes due August 2003 through open market purchases at various prices. Aggregate cash payments totaled $102.3 million. These repurchases were funded from a portion of the proceeds of the sale of Salt and Ogden in November 2001 that had been placed into escrow for such purpose.

In May 2001, the Company entered into a new senior secured credit facility, pursuant to a credit agreement. The new credit facility, as amended and restated (New Credit Facility) consists of a revolving credit facility (Revolving Credit Facility) of up to $210.0 million available for revolving credit loans and letters of credit and of a term loan facility (Term Loan Facility) of approximately $260.0 million. As of December 31, 2002, the Company had a total of $28.0 million drawn under the Revolving Credit Facility, outstanding letters of credit totaling $83.4 million, $2.6 million of which do not reduce availability under the Revolving Credit Facility, and $261.1 million outstanding under the Term Loan Facility. The net available additional borrowings under the Revolving Credit Facility as of December 31, 2002, were approximately $101.2 million. The New Credit Facility contains certain covenants that limit matters, including capital expenditures, the payment of dividends, and repurchases or redemptions of capital stock. Under the covenants limiting the payment of dividends, as of December 31, 2002, the Company had $4.2 million available for the payment of cash dividends with respect to its common stock before payment of the $2.3 million dividend declared in February 2003. After payment of the dividend, the Company will have $1.9 million available for the future payment of cash dividends under such covenant. The amount available for payment of dividends under this covenant is increased by 25 percent of cumulative Consolidated Net Income (as defined) for each fiscal year. Additionally, after the payment of any future cash dividends on common stock, the Company must have at least $50.0 million of additional borrowings available under the Revolving Credit Facility.

(In millions, except per share amounts)

Concurrent with the closing of the New Credit Facility, the Company issued $400.0 million aggregate principal amount of 10.875 percent senior notes due 2008 (Seven Year Notes) and $200.0 million aggregate principal amount of 11.25 percent senior notes due 2011 (Ten Year Notes). On November 2, 2001, the Company issued an additional $100.0 million of the Ten Year Notes (November Note Offering). On December 10, 2002, the Company completed the December Note Offering (together with the Seven Year Notes, the Ten Year Notes and the November Note Offering, Notes). The proceeds of the December Note Offering were used: (i) to redeem all the remaining $98.3 million of the 6.50 percent senior notes due August 1, 2003 (Senior Notes), which resulted in a charge of approximately $3.0 million for early debt retirement, in January 2003; (ii) pay related fees and expenses; and (iii) for general corporate purposes. The restricted cash balance as of December 31, 2002, was primarily used for the redemption of the Senior Notes. The indentures under which the Notes were issued also contain covenants that limit certain matters. In addition, prior to the time that the Notes receive an investment grade rating from both Standard & Poor's Ratings Group as well as Moody's Investor's Services Inc. and the fall-away event is satisfied, covenants contained in the indentures limit the Company's ability and the ability of its restricted subsidiaries to, among other things, pay dividends on, redeem or repurchase the Company's capital stock. If the Company experiences specific kinds of changes of control prior to the fall-away event, holders of the Notes will have the right to require the Company to purchase their Notes, in whole or in part, at a price equal to 101 percent of the principal amount thereon, together with any accrued or unpaid interest to the date of purchase.

The Revolving Credit Facility will mature on May 17, 2006 while the Term Loan Facility will mature on November 17, 2006. However, if the Company's $300.0 million of 7.625 percent senior notes due 2005 and $150.0 million of 6.55 percent senior notes due 2005 have not been fully refinanced prior to October 15, 2004, both the Revolving Credit Facility and the Term Loan Facility will mature on October 15, 2004. Prior to the maturity date of the Revolving Credit Facility, funds may be borrowed, repaid and reborrowed under the Revolving Credit Facility without premium or penalty. Amounts repaid in respect of the Term Loan Facility may not be reborrowed.

The New Credit Facility is guaranteed by substantially all of the Company's direct and indirect domestic subsidiaries, as well as by certain direct and indirect foreign subsidiaries. The New Credit Facility is secured by: (i) a pledge of certain equity interests and intercompany debt held by the Company and the subsidiary guarantors in their subsidiaries; (ii) a security interest in accounts receivable and inventory; and (iii) mortgages on certain of the Company's potash mining and production facilities, with a net book value of $254.6 million as of December 31, 2002.

The New Credit Facility requires the Company to meet certain financial tests, including, but not limited to, a maximum total leverage ratio, a maximum secured leverage ratio, a minimum interest coverage ratio and a maximum ratio of the sum of certain secured obligations as of any date to the collateral coverage amount (as defined in the New Credit Facility). Certain of such tests were amended on February 21, 2003 (February Amendment). Among other things, in general the February Amendment reduced the maximum permitted aggregate annual amount of capital expenditures, joint venture investments and certain monetary acquisitions the Company and its subsidiaries may make to $160.0 million for 2003 and $250.0 million thereafter. In addition, the maximum aggregate monetary acquisition consideration for certain types of future business acquisitions was limited to $10.0 million. The February Amendment also modifies the existing limitations on indebtedness to allow for a new secured financing up to $55.0 million. Upon completion of such a facility, availability under the Revolving Credit Facility would, subject to certain exceptions, be restricted to $185.0 million, with the remaining $25.0 million made available upon a written consent of the required lenders. The Company expects to be in compliance with the provisions of the New Credit Facility as amended by the February Amendment throughout 2003. Interest rates associated with the Term Loan Facility and the Revolving Credit Facility vary depending upon the Company's leverage ratio. With respect to the Revolving Credit Facility, interest on this loan is calculated at either prime plus 150.0 to 225.0 basis points (depending on the Company's leverage ratio) or LIBOR plus 250.0 to 325.0 basis points (depending on the Company's leverage ratio). With respect to the Term Loan Facility, interest on such loans is calculated at either prime plus 275.0 to 300.0 basis points or LIBOR plus 375.0 to 400.0 basis points. Based on the amended pricing, the Revolving Credit Facility and the Term Loan Facility bear interest at LIBOR plus 325.0 basis points and LIBOR plus 400.0 basis points, respectively, as of December 31, 2002, which reflects a 25.0 basis point increase as a result of the February Amendment.

(In millions, except per share amounts)

The Notes are guaranteed by the same subsidiaries of the Company that guaranteed the New Credit Facility, except IMC Phosphates MP Inc. (MP Co.) which has been designated as an unrestricted subsidiary and is, therefore, not a guarantor of the Notes. MP Co. has immaterial assets and income and is the managing general partner of IMC Phosphates (Note 17).

As of December 31, 2002, the estimated fair value of long-term debt was approximately $74.7 million less than the carrying amount of such debt. The fair value was estimated based on each debt instrument's market price as of December 31, 2002.

The Company recorded an extraordinary charge of $0.6 million, or $0.01 per share, and $14.1 million, or $0.12 per share, in 2002 and 2001, respectively, pertaining to the early extinguishment of debt.

Cash interest payments were $189.7 million, $204.8 million and $171.8 million for 2002, 2001 and 2000, respectively.

Scheduled maturities, excluding revolving credit facilities, were as follows:

2003	$ 102.5
2004	$ 10.0
2005	$ 454.3
2006	$ 262.6
2007	$ 151.5
Thereafter	$ 1,258.9

(In millions, except per share amounts)

9. PENSION PLANS AND OTHER BENEFITS

The Company has non-contributory pension plans for a majority of its employees. Benefits are based on a combination of years of service and compensation levels, depending on the plan. Generally, contributions to the United States plans are made to meet minimum funding requirements of the Employee Retirement Income Security Act of 1974, while contributions to Canadian plans are made in accordance with Pension Benefits Acts instituted by the provinces of Saskatchewan and Ontario. Certain employees in the United States and Canada, whose pension benefits exceed Internal Revenue Code and Revenue Canada limitations, respectively, are covered by supplementary non-qualified, unfunded pension plans.

The plans' assets consist mainly of corporate equity securities, United States government securities, corporate debt securities, international equity securities, real estate investment funds and units of participation in a collective short-term investment fund.

The Company also provides certain health care benefit plans for certain retired employees (Benefit Plans). The Benefit Plans may be either contributory or non-contributory and contain certain other cost-sharing features such as deductibles and coinsurance. The Benefit Plans are unfunded. Employees are not vested and such benefits are subject to change.

The following table sets forth pension and postretirement obligations as well as plan assets for the Company's defined benefit plans, based on a September 30 measurement date, as of December 31:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Change in benefit obligation:				
Benefit obligation as of January 1	$ 397.2	$ 370.4	$ 194.4	$ 186.7
Service cost	8.3	8.0	2.0	1.9
Interest cost	28.9	28.2	13.9	13.5
Plan amendment	–	5.1	–	–
Effect of settlements	–	(0.6)	–	–
Actuarial loss	22.7	8.0	20.8	6.3
Benefits paid	(20.5)	(18.5)	(15.7)	(14.5)
Other	(0.4)	(3.4)	1.1	0.5
Benefit obligation as of December 31	$ 436.2	$ 397.2	$ 216.5	$ 194.4
Change in plan assets:				
Fair value as of January 1	$ 331.0	$ 407.4	$ –	$ –
Actual return	(31.8)	(56.7)	–	–
Company contribution	12.3	3.8	14.6	13.9
Effect of settlements	–	(1.5)	–	–
Benefits paid	(20.5)	(18.5)	(15.7)	(14.5)
Other	(0.3)	(3.5)	1.1	0.6
Fair value as of December 31	$ 290.7	$ 331.0	$ –	$ –
Funded status of the plan	$ (145.5)	$ (66.2)	$ (216.5)	$ (194.4)
Unrecognized net loss	163.2	73.6	20.9	0.1
Unrecognized transition asset	(0.6)	(0.7)	(1.2)	(1.3)
Unrecognized prior service (benefit) cost	19.6	22.4	(3.8)	(4.7)
Prepaid (accrued) benefit cost	$ 36.7	$ 29.1	$ (200.6)	$ (200.3)
Amounts recognized in the consolidated balance sheet:				
Prepaid benefit cost	$ 0.7	$ 55.1	$ –	$ –
Accrued benefit liability	(104.0)	(71.0)	(200.6)	(200.3)
Intangible asset	19.3	20.0	–	–
Accumulated other comprehensive loss (pre-tax)	120.7	25.0	–	–
Total recognized	$ 36.7	$ 29.1	$ (200.6)	$ (200.3)

The settlement amounts were attributable to the divestiture of Salt, which was completed in November 2001 (Note 4).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Amounts applicable to pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets were as follows:

	2002	2001
Projected benefit obligation	$ 428.3	$ 228.8
Accumulated benefit obligation	$ 382.2	$ 193.8
Fair value of plan assets	$ 283.4	$ 138.4

In addition, amounts applicable to pension plans with only a projected benefit obligation in excess of plan assets were a projected benefit obligation of $7.9 million and $27.2 million and fair value of plan assets of $7.3 million and $25.3 million in 2002 and 2001, respectively.

The Company's weighted-average actuarial assumptions were as follows:

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Discount rate	6.95%	7.40%	7.00%	7.50%
Expected return on plan assets	9.00%	9.39%	–	–
Rate of compensation increase	4.63%	4.68%	–	–

For measurement purposes, a 10.0 percent annual rate of increase in the per capita cost of covered pre-65 health care benefits was assumed for 2002, decreasing gradually to 5.0 percent in 2007 and thereafter; and a 10.5 percent annual rate of increase in the per capita cost of covered post-65 health care benefits was assumed for 2002, decreasing gradually to 5.5 percent in 2007 and thereafter.

The components of net pension and other benefits costs were:

	Pension Benefits			Other Benefits		
	2002	2001	2000	2002	2001	2000
Service cost for benefits earned during the year	$ 8.3	$ 8.0	$ 8.0	$ 2.0	$ 1.9	$ 2.0
Interest cost on projected benefit obligation	28.9	28.2	26.6	13.9	13.5	13.4
Return on plan assets	(36.1)	(36.9)	(32.1)	–	–	–
Net amortization and deferral	3.5	2.2	1.9	(1.1)	(1.7)	(1.4)
Curtailments and settlements	–	1.0	–	–	0.3	–
Net pension and other benefits expense	$ 4.6	$ 2.5	$ 4.4	$ 14.8	$ 14.0	$ 14.0

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total service and interest cost components	$ 0.8	$ (0.7)
Effect on postretirement benefit obligation	$ 16.0	$ (14.8)

The Company has defined contribution and pre-tax savings plans (Savings Plans) for certain of its employees in the United States and Canada. Under each of the Savings Plans, participants are permitted to defer a portion of their compensation. Company contributions to the Savings Plans are based on a percentage of employee contributions. The Savings Plans for salaried and non-union hourly employees have a profit sharing feature. The Company contribution to the profit sharing feature is based on the employee's age and pay and the Company's financial performance. The expense attributable to these Savings Plans was $10.5 million, $9.1 million and $8.8 million in 2002, 2001 and 2000, respectively.

In addition, the Company provides benefits such as workers' compensation and disability to certain former or inactive employees after employment but before retirement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

10. INCOME TAXES

The provision (benefit) for income taxes from continuing operations for the years ended December 31 consisted of the following:

	2002	2001	2000
Current:			
Federal	$ 2.0	$ –	$ –
State and local	1.0	–	–
Foreign	58.7	50.0	44.0
	61.7	50.0	44.0
Deferred:			
Federal	(21.4)	(55.4)	(17.5)
State and local	(5.7)	(6.5)	(5.4)
Foreign	(4.5)	9.1	25.7
	(31.6)	(52.8)	2.8
Provision (benefit) for income taxes	$ 30.1	$ (2.8)	$ 46.8

The components of earnings (loss) from continuing operations before income taxes, and the effects of significant adjustments to tax computed at the federal statutory rate, were as follows:

	2002	2001	2000
Domestic earnings (loss)	$ (90.2)	$ (148.9)	$ 2.1
Foreign earnings	107.1	118.2	129.0
Earnings (loss) from continuing operations before income taxes	$ 16.9	$ (30.7)	$ 131.1
Computed tax at the federal statutory rate of 35%	$ 5.9	$ (10.8)	$ 45.9
Foreign income and withholding taxes	26.8	38.0	35.7
Percentage depletion in excess of basis	(30.3)	(32.2)	(42.1)
State income taxes, net of federal income tax benefit	(3.1)	(4.2)	(3.5)
Benefit of foreign sales corporation / ETI deduction	(0.4)	(1.3)	(2.0)
Amortization of goodwill	–	3.0	3.1
Adjustment to prior year tax reserves	6.1	10.0	–
Impact of net operating loss carryback	24.7	–	–
Other items (none in excess of 5% of computed tax)	0.4	(5.3)	9.7
Provision (benefit) for income taxes	$ 30.1	$ (2.8)	$ 46.8
Effective tax rate	n/m	n/m	35.7%

n/m - not meaningful.

The Company has no present intention of remitting undistributed earnings of foreign subsidiaries aggregating $311.0 million as of December 31, 2002, and accordingly, no deferred tax liability has been established relative to these earnings. If these amounts were not considered permanently reinvested, a deferred tax liability of $15.2 million would have been required.

Income taxes paid, net of refunds received, were $48.1 million, $48.9 million and $28.0 million for 2002, 2001 and 2000, respectively.

(In millions, except per share amounts)

Significant components of the Company's deferred tax liabilities and assets as of December 31 were as follows:

	2002	2001
Deferred tax liabilities:		
Property, plant and equipment	$ (209.9)	$ (224.9)
Partnership tax basis differences	(318.4)	(341.3)
Other liabilities	(120.3)	(222.8)
Total deferred tax liabilities	(648.6)	(789.0)
Deferred tax assets:		
Alternative minimum tax credit carryforwards	138.6	154.7
Capital loss carryforwards	116.4	122.5
Net operating loss carryforwards	158.7	242.9
Foreign tax credit carryforwards	131.1	77.9
Employee and retiree benefits	76.5	35.5
Reclamation and decommissioning accruals	34.0	31.6
Restructuring charges	14.9	37.7
Discontinued operations	81.6	22.0
Other assets	104.6	111.4
Subtotal	856.4	836.2
Valuation allowance	(253.8)	(209.4)
Total deferred tax assets	602.6	626.8
Net deferred tax liabilities	$ (46.0)	$ (162.2)

As of December 31, 2002, the Company had estimated carryforwards for tax purposes as follows: alternative minimum tax credits of $138.6 million; net operating losses of $402.7 million; capital losses of $306.2 million; foreign tax credits of $131.1 million and investment tax credit and other general business credits of $5.1 million.

In March 2003, the Company elected to carry back a federal tax net operating loss under a federal tax law provision enacted in 2002 which allows such loss to be carried back five years rather than the normal two year period, which is expected to result in a cash refund of approximately $30.0 million. The carryback has the effect of converting tax credits previously utilized into tax credit carryforwards for which the Company does not record current benefits, resulting in a charge. As a result, the Provision for income taxes includes a charge of $24.7 million. Under applicable GAAP, the effect of this decision has been recognized in the 2002 consolidated financial statements.

The alternative minimum tax credit carryforwards can be carried forward indefinitely. The net operating loss carryforwards have expiration dates ranging from 2007 through 2022. The capital loss carryforwards expire in 2007. The foreign tax credit carryforwards have expiration dates ranging from 2003 through 2007. The investment tax credit and other general business credit carryforwards have expiration dates ranging from 2003 through 2006.

Some of these carryforward benefits may be subject to limitations imposed by the Internal Revenue Code. Due to the uncertainty of the realization of certain tax carryforwards, the Company has established a valuation allowance against these carryforward benefits in the amount of $253.8 million. The increase in the valuation allowance of $44.4 million during 2002 resulted from changes in the estimated amounts of certain tax carryforwards for which a valuation allowance has been established. Except to the extent that valuation allowances have been established, the Company believes these limitations will not prevent the carryforward benefits from being realized.

(In millions, except per share amounts)

11. CAPITAL STOCK

Pursuant to a Stockholder Rights Plan adopted by the Company in May 1999, a dividend of one preferred stock purchase right (Right) for each outstanding share of common stock of the Company was issued on June 21, 1999 to stockholders of record on that date. Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Series D Junior Participating Preferred Stock, par value $1 per share, at a price of $90, subject to adjustment. Each one one-thousandth share of this preferred stock is designed to participate in dividends and vote on essentially equivalent terms with a whole share of common stock. The Rights generally become exercisable apart from the common stock only if a person or group acquires 15 percent or more of the outstanding common stock, or commences a tender offer for 15 percent or more of the outstanding common stock. After the acquisition by a person or group of 15 percent or more of the outstanding common stock, or a tender offer for 15 percent or more of the outstanding common stock, each Right will entitle the holder (other than the person or group making the acquisition or tender offer, whose rights become null and void) to purchase, at the then-current exercise price of the Right, a number of shares of common stock having a market value at that time of twice the exercise price. If the Company is acquired in a merger or other business combination transaction, or 50 percent or more of its consolidated assets or earnings power are sold after a person or group has become the owner of 15 percent or more of the Company's outstanding common stock, each holder of a Right will have the right to receive, upon exercise of the Right, the number of shares of common stock of the acquiring company that at the time of the transaction will have a market value of two times the exercise price of the Right. The Rights may be redeemed at a price of $0.01 per Right under certain circumstances prior to their expiration on June 21, 2009. No event during 2002 made the Rights exercisable.

The Company may acquire shares of its stock on an ongoing basis, subject to the restrictions of the New Credit Facility and the indentures related to the Notes as set forth in Note 8, and is authorized as of December 31, 2002 to purchase up to 4.5 million shares. In the first quarter of 2000, the Company's Board of Directors authorized the purchase of up to an additional 5.4 million shares through the use of the Forward executed by a third party financial institution. Under this authorization, the Company entered into a forward repurchase contract pursuant to which a financial institution purchased the entire 5.4 million shares during the first quarter of 2000. The Forward required the Company to: (i) repurchase the shares on or before March 18, 2002 at $14.73 per share; or (ii) provide for the public resale of those shares and either pay the difference between approximately $79.5 million and the net proceeds from that sale or issue to the financial institution additional shares of the Company's common stock to generate proceeds equal to such difference.

Management considers market conditions, alternate uses of cash and shareholder returns, among other factors, when evaluating share repurchases.

12. STOCK PLANS

The Company has various stock plans (Stock Plans) under which it may grant non-qualified stock options, stock appreciation rights (SARs) and restricted stock awards to officers and key managers of the Company, accounted for under APB No. 25, *Accounting for Stock Issued to Employees*. The Company also has a non-qualified stock option plan for non-employee directors. The Stock Plans, as amended, provide for the issuance of a maximum of 22.0 million shares of common stock of the Company, which may be authorized but unissued shares or treasury shares.

Under the terms of the Stock Plans, the option price per share may not be less than 100 percent of the fair market value of the Company's common stock on the date of the grant. In general, stock options and SARs granted under the Stock Plans extend for ten years and generally become exercisable either 50 percent one year after the date of the grant and 100 percent two years after the date of the grant, or in one-third increments: one-third one year after the date of the grant, two-thirds two years after the date of the grant and 100 percent three years after the date of the grant. There were no SARs granted or exercised in 2002, 2001 or 2000. When exercised, all SARs are settled with cash payments to employees. The Company recognized expense for restricted stock awards of $1.1 million, $0.7 million and $0.3 million, net of tax, for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

The following table summarizes stock option activity:

	2002			2001			2000		
	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price	Shares		Weighted Average Exercise Price
Outstanding as of January 1	13,948,760	$	20.79	11,041,369	$	23.92	8,457,880	$	27.30
Granted	918,559	$	15.09	4,094,673	$	11.99	3,411,265	$	16.26
Exercised	–	$	–	–	$	–	18,527	$	12.65
Cancelled	1,076,899	$	26.17	1,187,282	$	19.55	809,249	$	27.19
Outstanding as of December 31	13,790,420	$	19.99	13,948,760	$	20.79	11,041,369	$	23.92
Exercisable as of December 31	9,559,172	$	23.13	8,605,175	$	25.48	7,350,663	$	26.48
Available for future grant as of December 31	4,959,647			4,549,504			2,486,683		

Data related to significant option ranges, weighted average exercise prices and contract lives as of December 31, 2002 was as follows:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
$8.40 to $16.49	7,275,583	8 years	$	13.11	3,059,335	$	13.46
$16.50 to $24.99	3,355,054	4 years	$	20.97	3,340,054	$	20.98
$25.00 to $37.49	1,628,173	5 years	$	31.07	1,628,173	$	31.07
$37.50 to $40.88	1,531,610	4 years	$	38.76	1,531,610	$	38.76
	13,790,420	6 years	$	19.99	9,559,172	$	23.13

For the pro forma disclosures contained in Note 1, the estimated fair value of the options is amortized to expense over their vesting period. Weighted average fair values of options as of their grant date during 2002, 2001 and 2000 were $5.03, $4.06 and $4.82, respectively. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion the existing models do not provide a reliable single measure of the value of the employee stock options. The fair value of these options was estimated at the date of grant using the Black Scholes option pricing model using the following assumptions:

	2002	2001	2000
Expected dividend yield	0.66%	1.28%	1.58%
Expected stock price volatility	33.1%-33.5%	30.5%	28.4%
Risk-free interest rate (7 year government)	4.7%-5.1%	4.9%	5.3%
Expected life of options	6 years	6 years	6 years

(In millions, except per share amounts)

13. COMMITMENTS

The Company purchases sulphur, natural gas, ammonia, electricity and coal from third parties under contracts extending from one to four years. Purchases under these contracts are generally based on prevailing market prices. The Company has also entered into a five year transportation contract for rock and a ten year transportation and terminaling contract for sulphur.

The Company leases plants, warehouses, terminals, office facilities, railcars and various types of equipment under operating leases with lease terms generally ranging from three to five years.

A schedule of future minimum long-term purchase commitments, based on December 31, 2002 market prices, and minimum lease payments under non-cancelable operating leases as of December 31, 2002 follows:

	Purchase Commitments	Operating Leases
2003	$ 372.3	$ 26.7
2004	112.6	24.9
2005	71.0	20.3
2006	27.9	14.2
2007	25.9	11.1
Subsequent years	64.2	22.1
	$ 673.9	$ 119.3

Rental expense for 2002, 2001 and 2000 amounted to $32.1 million, $26.6 million and $19.8 million, respectively. Spending on purchase commitments for 2002, 2001 and 2000 amounted to $172.5 million, $232.5 million and $326.5 million, respectively.

International Minerals & Chemical (Canada) Global Limited, a wholly-owned subsidiary of the Company, is committed under a service agreement with Potash Corporation of Saskatchewan Inc. (PCS) to produce annually from mineral reserves specified quantities of potash for a fixed fee plus a pro rata share of total production and capital costs at the potash mines located at Esterhazy, Saskatchewan. The current agreement extends through June 30, 2006 and is renewable at the option of PCS for four additional five-year periods. Potash to be produced for PCS may, at the option of PCS, amount to an annual maximum of approximately 1.05 million tons and a minimum of approximately 0.5 million tons per year. Production of potash for PCS amounted to approximately 1.05 million tons in 2002, 0.9 million tons in 2001 and 0.8 million tons in 2000. These tonnages represented 29 percent, 25 percent and 21 percent of the Esterhazy mines' total tons produced in 2002, 2001 and 2000, respectively.

In November 1998, Phosphate Chemicals Export Association, Inc. (PhosChem), of which IMC Phosphates is a member, reached a two-year agreement through the year 2000 to supply DAP to the China National Chemicals Import and Export Corporation (Sinochem). In September 2000, Sinochem exercised its option to extend the agreement until December 31, 2002. This agreement was subsequently replaced by agreement of both parties in December 2001 for shipments in 2002. In December 2001, PhosChem reached a one-year agreement through the year 2002 to supply DAP to the China National Agricultural Means of Production Group Corporation (CNAMPGC) and Sinochem. Under each of the contracts' terms, Sinochem and CNAMPGC will receive monthly shipments at prices reflecting the market price at the time of shipment. Sinochem and CNAMPGC are both state companies with government authority for the import of fertilizers into China. In December 2002, a new agreement was reached with CNAMPGC for shipment through 2003 at similar volume and price terms.

(In millions, except per share amounts)

14. CONTINGENCIES

Mining Risks

Since December 1985, the Company has experienced an inflow of water into one of its two interconnected potash mines located at Esterhazy, Saskatchewan. As a result, the Company has incurred expenditures, certain of which, due to their nature, have been capitalized while others have been charged to expense, to control the inflow. Since the initial discovery of the inflow, the Company has been able to meet all sales obligations from production at the mines. The Company has considered alternatives to the operational methods employed at Esterhazy. However, the procedures utilized to control the water inflow have proven successful to date, and the Company currently intends to continue conventional shaft mining. Despite the relative success of these measures, there can be no assurance that the amounts required for remedial efforts will not increase in future years or that the water inflow, risk to employees or remediation costs will not increase to a level which would cause the Company to change its mining process or abandon the mines.

Pine Level Property Reserves

In October 1996, IMC Phosphates signed an agreement with Consolidated Minerals, Inc. (CMI) for the purchase of real property, Pine Level, containing approximately 100.0 million tons of phosphate rock reserves. In connection with the purchase, IMC Phosphates agreed to obtain all environmental, regulatory and related permits necessary to commence mining on the property.

When the permits necessary to commence mining the property have been obtained, IMC Phosphates is obligated to pay CMI an initial royalty payment of $28.9 million (Initial Royalty). In January 2002, IMC Phosphates exercised its option to extend the permitting period until October 3, 2004, at a cost of $7.2 million, plus interest charges, which will be applied toward the Initial Royalty. In addition to the Initial Royalty, IMC Phosphates is required to pay CMI a mining royalty on phosphate rock mined from the property to the extent the permits are obtained.

On the earlier of (a) ten days after the necessary mining permits have been obtained, or (b) October 3, 2004, IMC Phosphates is required to either (i) pay CMI the remainder of the Initial Royalty amount (Remainder Payment) of $21.7 million; or (ii) give notice to CMI of IMC Phosphates' intent to not make the Remainder Payment, and CMI will have an option to repurchase the property.

USAC Contract

In March 1994, IMC Phosphates signed an agreement with U.S. Agri-Chemicals (USAC) to supply phosphate rock until 2004. In November 1999, IMC Phosphates and USAC signed an agreement to extend the term until September 2014, with an option for a second extension through September 2024 (New Extended Term). As part of the new agreement, USAC paid $57.0 million (Near Term Payment), plus interest charges, to IMC Phosphates during the year 2000. In the event IMC Phosphates and USAC fail to reach agreement on the New Extended Term pricing, either party may elect to terminate the agreement with regard to the New Extended Term. In such event, IMC Phosphates may be required to refund a prorated share of the Near Term Payment. In addition, since IMC Phosphates did not obtain permits for new mines at Ona or Pine Level by September 1, 2001, it can elect to terminate the agreement effective no later than October 1, 2007 upon three years' advance written notice. If IMC so elected, IMC Phosphates would be required to repay the amount of the Near Term Payment plus interest charges and less a portion of the costs incurred by IMC in its efforts to obtain permitting. The Near Term Payment was recorded as deferred revenue and is being amortized over the life of the original contract.

Guarantees

In connection with the sale of various businesses over the last few years, the Company has provided certain indemnifications to buyers. These indemnifications are contingent commitments, primarily related to specified environmental matters, legal proceedings and workers' compensation claims, pending as of the date businesses were sold. The majority of these indemnifications do not have a set term, but exist so long as the underlying matters to which they relate remain pending. For those matters where a dollar amount is estimable, the maximum potential future payments the Company could be required to make under the indemnifications as of December 31, 2002 was approximately $15 million. An estimate could not be made for certain matters because of the current status of these matters. As of December 31, 2002, the Company had recorded a liability of $2.6 million related to these indemnifications.

(In millions, except per share amounts)

Environmental Matters

The Company has contingent environmental liabilities that arise from three sources: (i) facilities currently or formerly owned by the Company or its predecessors; (ii) facilities adjacent to currently or formerly owned facilities; and (iii) third-party Superfund sites.

At facilities currently or formerly owned by the Company or its corporate predecessors, including Freeport McMoRan Inc. (FTX), PLP and their corporate predecessors, the historical use and handling of regulated chemical substances, crop and animal nutrients and additives as well as by-product or process tailings have resulted in soil, surface water and groundwater contamination. Spills or other releases of regulated substances have occurred previously at these facilities, and potentially could occur in the future, possibly requiring the Company to undertake or fund cleanup. In some instances, the Company has agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake certain investigations, which currently are in progress, to determine whether remedial action may be required to address contamination. At other locations, the Company has entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. Taking into consideration established accruals, expenditures for these known conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures by the Company could be required in the future to remediate the contamination at these or at other current or former sites.

In September 1999, Salt terminated operations at its salt solution mining and steam extraction facility in Hutchinson, Kansas. Groundwater beneath that facility contains elevated levels of chloride, which could be derived from a number of potential sources in Hutchinson including natural mineral intrusion, Salt's operations and other industrial operations. Effective January 8, 2001, Salt entered into a Consent Order with the Kansas Department of Health and the Environment (KDHE) to conduct a Comprehensive Investigation/Corrective Action Study (CI/CAS) to evaluate the nature, extent and source of this chloride contamination. The results of the CI/CAS were submitted to the state of Kansas (State) in a report suggesting that Salt's operations may not be primarily responsible for elevated chloride levels. The Company retained this facility in connection with its sale of Salt. The Company met with the State in February 2002 to discuss the CI/CAS. As a result of that meeting, the Company agreed to conduct additional evaluations to further delineate the extent of the chloride-impacted groundwater underlying the facility. Until those evaluations are completed and approved by KDHE, the Company will be unable to determine what remedial action ultimately may be required. Nevertheless, taking into account established accruals, expenditures to address this facility currently are not expected to be material.

From 1910 until 1987, IMC Global Operations Inc. and its predecessors conducted fertilizer manufacturing operations at a facility in Spartanburg, South Carolina. After the Company successfully deconstructed this facility, the U.S. Environmental Protection Agency (EPA) performed an expanded site investigation. Based on the results of such investigation, the EPA did not include the facility on the Superfund National Priorities List. The Company signed an administrative order of consent under Superfund and has taken initial steps to perform a Remedial Investigation/Feasibility Study to evaluate whether any additional remedial activities will be required at the facility. Until such study has been completed and approved by the EPA, the Company will be unable to determine the final cost of any remedial actions that may ultimately be required. Nevertheless, taking into account established accruals, expenditures to address this facility currently are not expected to be material.

On April 5, 2001, approximately 900 current or former neighbors of the Spartanburg facility filed individual claims against IMC for alleged personal injury, wrongful death, fear of disease, property damage and violation of civil rights related to these former facility operations (Adams et al. vs. IMC Global Inc. et al., U.S. District Court, District of South Carolina). The Company has reached an agreement in principle with plaintiffs to pay $6.5 million to resolve this litigation. The court approved the proposed settlement and certified the proposed settlement class on November 5, 2002. Potential class members received notice of the settlement on November 25, 2002. Written objections to or decisions to opt out of the settlement were to be filed by December 31, 2002. No objections were filed. One individual and one corporation opted out of the settlement. The court is scheduled to hold a fairness hearing on the class settlement on April 25, 2003. Settlement funds would be disbursed after final approval is received.

In August 2001, plaintiffs served the fertilizer operations of International Minerals and Chemical Corporation, the Company's predecessor, in eleven lawsuits in the Circuit Court for Polk County, Florida. Similar to actions that were filed and dismissed in 1998, these suits allege that, when mining phosphate, IMC and other named defendants brought uranium and other naturally occurring radioactive materials to the ground surface, then failed to return those materials below ground during reclamation. On April 19, 2002, these cases were dismissed with prejudice and the Company's involvement in this litigation has been terminated.

On March 28, 2001, and again on April 25, 2001, plaintiffs from Pensacola, Florida filed class-action lawsuits against Agrico Chemical Company (Agrico), a subsidiary of PLP (and, solely in the case of the latter action, also directly against the Company) and a number of unrelated defendants (First action — Samples et al. vs. Conoco Inc. et al., Second Action — Williams et al. vs. Conoco Inc., both in the Circuit Court of the First Judicial Circuit, Escambia County Florida). These cases seek damages purportedly arising

(In millions, except per share amounts)

from releases to groundwater occurring at the Agrico Superfund site in Pensacola, Florida. As a division of Conoco Inc. (Conoco) and then as a subsidiary of The Williams Companies, Agrico owned and operated this facility for a number of years to produce crop nutrients and crop nutrient-related materials. The Samples case primarily seeks unspecified compensation for alleged diminution in property value, loss of use of groundwater, restoration costs, unjust enrichment and other damages. On February 19, 2003, plaintiffs filed a motion to amend their complaint in Samples to seek punitive damages. The Williams action asserts a state law claim seeking medical monitoring as a result of the releases to groundwater. This case remains dormant because a judge has not yet been assigned. No trial date has yet been set in either matter. The Company intends to vigorously contest these actions and to seek any indemnification to which the Company may be entitled. Under a Superfund consent decree, Conoco and The Williams Companies have completed soil stabilization and capping at this site and are continuing to conduct groundwater monitoring. Pursuant to an indemnification agreement with the Company, The Williams Companies has assumed responsibility for any on-site remedial costs that Agrico might incur. While it is not feasible to predict the outcome of either case and it is possible that an adverse outcome could be material, the Company believes that it has substantial defenses and management is of the opinion that their ultimate disposition should not have a material adverse impact on the Company's business or financial condition.

Conoco has filed two separate actions against Agrico seeking a declaratory judgment under the 1972 agreement whereby Conoco divested its interests in Agrico. The first claim, filed on June 13, 2002 against Agrico, PLP, IMC Global Inc., and IMC Global Operations Inc. (IMC Parties) and other unrelated defendants, concerns a former fertilizer manufacturing facility in Charleston, South Carolina (Ashepoo Site). (Conoco vs. Agrico Chemical Company et al., District Court of Oklahoma County, State of Oklahoma). Conoco alleges breach of contract for indemnification and seeks declaratory judgment and unspecified reimbursement for costs expended by Conoco to investigate and remediate alleged contamination at the Ashepoo Site. Conoco (or a corporate predecessor or affiliate) owned and operated the Ashepoo Site for approximately 60 years to produce fertilizer and fertilizer-related materials before selling the Ashepoo Site to Agrico, then a subsidiary of The Williams Companies, in 1972. Agrico operated the production facility until 1975 and sold the facility in 1978. On October 22, 2002, the court issued an order dismissing the IMC Parties because the court lacked jurisdiction to hear these claims. Conoco filed a motion for reconsideration with the court on October 31, 2002. The Company intends to vigorously oppose this motion and, if necessary, the underlying action and to seek any indemnification or other counterremedies to which it may be entitled.

The second claim, filed solely against Agrico on January 24, 2003, alleges breach of contract for indemnification and seeks declaratory judgment and unspecified damages for costs expended to investigate and remediate alleged contamination at the Fogg-West property in Cleveland, Ohio (Fogg-West Site) *(Conoco vs. Agrico Chemical Company et al.,* Circuit Court of the Nineteenth Judicial Circuit, Lake County, Illinois). Conoco (or a corporate predecessor or affiliate) owned and operated the Fogg-West Site for an unknown period of time to produce fertilizer and fertilizer-related materials. After deconstructing all improvements on the Fogg-West Site, Conoco sold the vacant land to Agrico, then a subsidiary of The Williams Companies, in 1972. Agrico sold the property to Fogg-West in 1973. At this time management cannot determine the magnitude of exposure to the Company; however, the Company believes that it has substantial defenses to this claim and intends to vigorously contest this action and to seek any indemnification or other counterremedies to which it may be entitled.

Superfund and equivalent state statutes impose liability without regard to fault or to the legality of a party's conduct on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Under Superfund, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportionate share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Currently, the Company is involved or concluding involvement at less than five Superfund or equivalent state sites. The Company's remedial liability from these sites, either alone or in the aggregate, is not expected to have a material adverse effect on the Company's business or financial condition. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Through the merger with FTX, the Company had assumed responsibility for environmental impacts at a significant number of oil and gas facilities that had been operated by FTX, PLP or their predecessors. In connection with acquisition of the sulphur transportation and terminaling assets of Freeport-McMoRan Sulphur LLC (FMS), the Company reached an agreement with FMS and McMoRan Exploration Co. (MOXY) whereby FMS and MOXY would assume responsibility for and indemnify the Company against most of these oil and gas responsibilities (Note 16). The Company retained responsibility for a limited number of specified potential claims which either individually or in the aggregate, after consideration of established accruals, are not expected to have a material adverse effect on the Company's business or financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

The Company believes that, pursuant to several indemnification agreements, it is entitled to at least partial, and in many instances complete, indemnification for the costs that may be expended by the Company to remedy environmental issues at certain facilities. These agreements address issues that resulted from activities occurring prior to the Company's acquisition of facilities or businesses from parties including ARCO (BP); Beatrice Fund for Environmental Liabilities; Conoco Inc.; Conserv; Estech, Inc.; Kaiser Aluminum & Chemical Corporation; Kerr-McGee Inc.; PPG Industries, Inc.; The Williams Companies and certain other private parties. The Company has already received and anticipates receiving amounts pursuant to the indemnification agreements for certain of its expenses incurred to date as well as future anticipated expenditures.

Salt and Ogden Litigation

On or about August 25, 2001, a lawsuit styled Madison Dearborn Partners, LLC vs. IMC Global Inc. was commenced by plaintiff Madison Dearborn Partners, LLC (MDP) in the Circuit Court of Cook County, Illinois alleging that the Company breached a letter of intent for the sale of the Salt and Ogden businesses to MDP. The complaint seeks in the alternative specific performance or damages in excess of $100,000. In its first amended complaint (filed on September 25, 2001) MDP added IMC Salt Inc. and more than a dozen subsidiaries of the Company as "Interested Parties" that MDP alleges would have been purchased but for the Company's alleged breach of contract. On January 25, 2002, the court dismissed IMC Salt Inc. and the subsidiaries from the action, but allowed discovery to proceed on the issues alleged in the first amended complaint. Both the Company and MDP have initiated discovery, which is currently ongoing. The Company believes that the suit is without merit and intends to vigorously defend this action.

Other

The Company has $93.1 million of recorded non-current liabilities for reclamation activities and phosphogypsum stack closure, primarily in its Florida phosphate operations, where to obtain necessary permits, it must either pass a test of financial strength or provide credit support, typically surety bonds or financial guarantees. As of December 31, 2002 the Company had $88.6 million in surety bonds outstanding which mature over the course of 2003, and met the financial strength test for the remaining portion of such additional liabilities. In connection with the outstanding surety bonds, the Company has posted $40.0 million of collateral in the form of letters of credit. There can be no assurance that the Company can continue to pass such tests of financial strength or to purchase surety bonds on the same terms and conditions. However, the Company anticipates that it will be able to satisfy applicable credit support requirements without disrupting normal business operations.

Most of the Company's export sales of phosphate and potash crop nutrients are marketed through two North American export associations, PhosChem and Canpotex Limited (Canpotex), respectively, which fund their operations in part through third-party financing facilities. As a member, the Company or its subsidiaries are, subject to certain conditions and exceptions, contractually obligated to reimburse the export associations for its pro rata share of any operating expenses or other liabilities incurred. The reimbursements are made through reductions to members' cash receipts from the export associations. The Company's share of liabilities include guarantees of certain indebtedness of the export associations. As of December 31, 2002, the aggregate amount of such guarantees amounted to $25.3 million. During the second quarter of 2002, PhosChem entered into a new $65.0 million receivables purchase facility with a bank that replaced prior funding facilities. This facility supports PhosChem's funding of its purchases of crop nutrients from the Company and other PhosChem members and is nonrecourse to the Company.

The Company also has certain other contingent liabilities with respect to litigation and claims to third parties arising in the ordinary course of business. The Company does not believe that any of these contingent liabilities will have a material adverse impact on the Company's business or financial condition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

15. OPERATING SEGMENTS

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

As of December 31, 2002, the Company had two reportable segments: PhosFeed and Potash. The Company produces and markets phosphate crop nutrients and animal feed products through the PhosFeed business unit. Potash crop nutrients and industrial grade potash are produced and marketed through the Potash business unit.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market-based. The Company evaluates performance based on operating earnings of the respective business units.

Segment information for the years 2002, 2001 and 2000 was as follows[a]:

	PhosFeed	Potash	Other	Total
2002				
Net sales from external customers[b]	$ 1,261.7	$ 795.7	$ –	$ 2,057.4
Intersegment net sales	76.4	10.2	–	86.6
Gross margins[c]	78.5	200.8	(16.3)	263.0
Operating earnings (loss)[c]	35.0	173.6	(26.3)	182.3
Depreciation, depletion and amortization	93.5	55.9	24.3	173.7
Total assets	1,825.6	897.2	914.3	3,637.1
Capital expenditures	102.1	37.3	0.6	140.0
2001				
Net sales from external customers	$ 1,171.3	$ 787.4	$ –	$ 1,958.7
Intersegment net sales	74.6	23.8	–	98.4
Gross margins[d]	7.2	207.2	(25.5)	188.9
Operating earnings (loss)[e]	(44.4)	180.1	(39.6)	96.1
Depreciation, depletion and amortization	78.2	56.7	30.7	165.6
Total assets	1,737.8	1,143.2	1,367.9	4,248.9
Capital expenditures	82.1	39.9	1.1	123.1
2000				
Net sales from external customers	$ 1,247.1	$ 848.8	$ –	$ 2,095.9
Intersegment net sales	73.4	22.2	–	95.6
Gross margins	102.0	251.6	(24.9)	328.7
Operating earnings (loss)[f]	58.3	236.5	(67.6)	227.2
Depreciation, depletion and amortization	84.3	55.6	31.7	171.6
Total assets	1,668.2	1,234.1	1,359.3	4,261.6
Capital expenditures	75.3	39.9	2.9	118.1

a The operating results of Chemicals, Salt and Ogden have not been included in the segment information above as these businesses are classified as discontinued operations. However, the assets of these discontinued businesses are included as part of Total assets in the Other column (Note 4). Certain amounts in the prior year have been reclassified to conform with the current year presentation.

b *Sales for PhosFeed include the favorable impact of a price adjustment of $6.5 million related to prior periods.*

c Gross margins and operating earnings for PhosFeed include the favorable impact of a price adjustment of $6.5 million related to prior periods and the unfavorable impact of reduced operating rates due to a sulphur supply shortage in July of $5.3 million.

d *Gross margins for PhosFeed include $2.4 million of special charges related to the write-off of certain deferred costs which had no future benefit based on the Company's current operating plan.*

e Operating earnings (loss) for PhosFeed, Potash and Other include special charges of $11.6 million, $0.8 million and $1.0 million, respectively (Note 3).

f Operating earnings (loss) for PhosFeed include $1.2 million of restructuring activity (Note 3).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Financial information relating to the Company's operations by geographic area was as follows:

	2002	2001	2000
Net Sales[a]			
United States	$ 1,231.7	$ 1,172.7	$ 1,247.5
China	274.8	169.2	275.6
Other	550.9	616.8	572.8
Consolidated	$ 2,057.4	$ 1,958.7	$ 2,095.9

a Revenues reflect continuing operations and are attributed to countries based on location of customer. Sales through Canpotex, one of the export associations used by the Company, have been allocatec based on the Company's share of total Canpotex sales.

	2002	2001[b]	2000[b]
Long-Lived Assets			
United States	$ 2,556.0	$ 2,566.4	$ 2,516.5
Canada	381.1	384.9	400.3
Consolidated	$ 2,937.1	$ 2,951.3	$ 2,916.8

b Excludes net assets of discontinued operations held for sale (Note 4).

16. SULPHUR JOINT VENTURE

In June 2002, IMC Phosphates, a subsidiary of the Company, completed the acquisition of the sulphur transportation and terminaling assets of FMS through Gulf Sulphur Services Ltd., LLLP (Gulf Services), a 50-50 joint venture with Savage Industries Inc. (Savage). Gulf Services financed the acquisition through $10.0 million equity contributions from both IMC Phosphates and Savage as well as a $34.0 million bank loan to Gulf Services that is non-recourse to the Company, IMC Phosphates and Savage. Concurrently with this acquisition, and instead of purchasing a majority of its annual sulphur tonnage through FMS, IMC Phosphates negotiated new supply agreements to purchase sulphur directly from recovered sulphur producers. The Company also reached a concurrent agreement with FMS and MOXY with respect to certain other transactions, including settlement of outstanding legal disputes resulting in a $3.7 million reduction in Selling, general and administrative expense on the Consolidated Statement of Operations. At the closing, FMS received cash of $58.0 million, predominantly for the acquisition of the FMS sulphur assets. IMC Phosphates accounts for its investment in Gulf Services using the equity method of accounting.

(In millions, except per share amounts)

17. CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

Payment of the Notes, described in more detail in Note 8, is fully and unconditionally guaranteed by the Company and certain of the Company's restricted subsidiaries (as defined in the Notes indenture) and is also guaranteed, on a limited basis, by IMC Phosphates and PLP.

The following tables present condensed consolidating financial information for the guarantors of the Notes. The following condensed consolidating financial information has been prepared using the equity method of accounting in accordance with the requirements for presentation of this information.

Consolidating Statement of Operations

	For the year ended December 31, 2002						
	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$ –	$ –	$ 1,257.3	$ 1,000.8	$ 227.6	$ (428.3)	$ 2,057.4
Cost of goods sold	4.3	–	1,178.2	881.2	158.4	(427.7)	1,794.4
Gross margins	(4.3)	–	79.1	119.6	69.2	(0.6)	263.0
Selling, general and administrative expenses	(2.2)	9.9	43.4	39.4	4.3	(14.1)	80.7
Operating earnings (loss)	(2.1)	(9.9)	35.7	80.2	64.9	13.5	182.3
Equity in earnings of subsidiaries/affiliates	116.8	18.2	–	47.2	–	(182.2)	–
Interest expense	126.9	30.8	18.3	11.6	(2.4)	(11.0)	174.2
Other (income) expense, net	7.4	0.1	1.4	(0.6)	(2.1)	1.2	7.4
Minority interest	(16.3)	–	–	0.1	–	–	(16.2)
Earnings (loss) from continuing operations before income taxes	(3.3)	(22.6)	16.0	116.3	69.4	(158.9)	16.9
Provision for income taxes	23.6	–	–	37.2	22.2	(52.9)	30.1
Earnings (loss) from continuing operations	(26.9)	(22.6)	16.0	79.1	47.2	(106.0)	(13.2)
Loss from discontinued operations	(82.8)	–	–	(1.2)	–	(12.4)	(96.4)
Earnings (loss) before extraordinary item	(109.7)	(22.6)	16.0	77.9	47.2	(118.4)	(109.6)
Extraordinary charge–debt retirement	(0.5)	–	–	(0.1)	–	–	(0.6)
Net earnings (loss)	$ (110.2)	$ (22.6)	$ 16.0	$ 77.8	$ 47.2	$ (118.4)	$ (110.2)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Statement of Operations

	For the year ended December 31, 2001						
	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$ 0.8	$ –	$ 1,171.4	$ 1,398.0	$ 465.7	$(1,077.2)	$ 1,958.7
Cost of goods sold	12.1	–	1,163.6	1,197.8	353.3	(957.0)	1,769.8
Gross margins	(11.3)	–	7.8	200.2	112.4	(120.2)	188.9
Selling, general and administrative expenses	0.2	10.7	42.4	62.5	22.5	(56.5)	81.8
Restructuring activity	–	–	9.2	1.8	–	–	11.0
Operating earnings (loss)	(11.5)	(10.7)	(43.8)	135.9	89.9	(63.7)	96.1
Equity in earnings (loss) of subsidiaries/affiliates	48.7	(18.4)	–	69.1	–	(99.4)	–
Interest expense	107.5	34.1	19.9	38.3	4.4	(51.9)	152.3
Other (income) expense, net	(5.4)	8.1	8.4	3.2	(11.0)	11.9	15.2
Minority interest	(40.8)	–	–	0.1	–	–	(40.7)
Earnings (loss) from continuing operations before income taxes	(24.1)	(71.3)	(72.1)	163.4	96.5	(123.1)	(30.7)
Provision (benefit) for income taxes	(1.0)	–	–	45.6	27.0	(74.4)	(2.8)
Earnings (loss) from continuing operations	(23.1)	(71.3)	(72.1)	117.8	69.5	(48.7)	(27.9)
Loss from discontinued operations	(6.3)	–	–	–	–	6.3	–
Earnings (loss) before extraordinary item and cumulative effect of a change in accounting principle	(29.4)	(71.3)	(72.1)	117.8	69.5	(42.4)	(27.9)
Extraordinary charge–debt retirement	(12.6)	–	–	(1.5)	–	–	(14.1)
Cumulative effect of a change in accounting principle	(24.5)	–	–	–	–	–	(24.5)
Net earnings (loss)	$ (66.5)	$ (71.3)	$ (72.1)	$ 116.3	$ 69.5	$ (42.4)	$ (66.5)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Statement of Operations

For the year ended December 31, 2000

	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Net sales	$ 1.3	$ –	$ 1,246.8	$ 1,367.1	$ 494.9	$(1,014.2)	$ 2,095.9
Cost of goods sold	13.5	–	1,144.9	1,128.7	393.2	(913.1)	1,767.2
Gross margins	(12.2)	–	101.9	238.4	101.7	(101.1)	328.7
Selling, general and administrative expenses	1.3	10.9	44.9	77.3	22.2	(53.9)	102.7
Restructuring activity	–	–	(1.2)	–	–	–	(1.2)
Operating earnings (loss)	(13.5)	(10.9)	58.2	161.1	79.5	(47.2)	227.2
Equity in earnings (loss) of subsidiaries/affiliates	221.2	28.9	–	46.9	–	(297.0)	–
Interest expense	75.3	35.5	13.5	38.2	16.9	(66.8)	112.6
Other (income) expense, net	5.4	1.6	3.0	(28.0)	(10.3)	24.2	(4.1)
Minority interest	(13.6)	–	–	1.2	–	–	(12.4)
Earnings (loss) from continuing operations before income taxes	140.6	(19.1)	41.7	196.6	72.9	(301.6)	131.1
Provision (benefit) for income taxes	50.1	–	–	70.1	26.0	(99.4)	46.8
Earnings (loss) from continuing operations	90.5	(19.1)	41.7	126.5	46.9	(202.2)	84.3
Earnings (loss) from discontinued operations	(435.5)	–	–	–	–	6.2	(429.3)
Net earnings (loss)	$ (345.0)	$ (19.1)	$ 41.7	$ 126.5	$ 46.9	$ (196.0)	$ (345.0)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Balance Sheet

							As of December 31, 2002	
	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	IMC Phosphates MP Inc.	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Assets								
Current assets:								
Cash and cash equivalents	$ 1.8	$ –	$ 0.1	$ 0.2	$ (6.1)	$ 21.7	$ –	$ 17.7
Restricted cash	103.9	–	–	–	1.6	–	–	105.5
Receivables, net	0.1	–	100.8	108.3	97.9	25.0	(153.1)	179.0
Due from affiliates	28.9	59.0	-	0.7	682.7	130.9	(902.2)	–
Inventories, net	(2.3)	–	244.3	–	135.1	19.8	(47.8)	349.1
Other current assets	11.6	–	8.1	–	5.7	1.1	22.2	48.7
Total current assets	144.0	59.0	353.3	109.2	916.9	198.5	(1,080.9)	700.0
Property, plant and equipment, net	181.8	–	1,399.1	–	629.4	92.5	(2.1)	2,300.7
Due from affiliates	768.2	–	9.7	–	316.4	70.8	(1,165.1)	–
Investment in subsidiaries/affiliates	1,326.3	277.9	–	–	4,716.4	(141.9)	(6,178.7)	–
Other assets	485.4	0.7	56.3	9.7	57.7	34.0	(7.4)	636.4
Total assets	$ 2,905.7	$ 337.6	$ 1,818.4	$ 118.9	$ 6,636.8	$ 253.9	$(8,434.2)	$ 3,637.1
Liabilities and Stockholders' Equity								
Current liabilities:								
Accounts payable	$ –	$ 1.5	$ 119.7	$ –	$ 56.5	$ 11.1	$ (34.0)	$ 154.8
Accrued liabilities	72.1	4.8	64.5	12.0	53.4	10.1	(26.4)	190.5
Due to (from) affiliates	(40.5)	28.5	158.3	(0.1)	946.7	(28.9)	(1,064.0)	–
Short-term debt and current maturities of long-term debt	98.3	–	13.7	–	–	3.7	(9.5)	106.2
Total current liabilities	129.9	34.8	356.2	11.9	1,056.6	(4.0)	(1,133.9)	451.5
Due to affiliates	270.8	–	126.5	–	303.7	39.4	(740.4)	–
Long-term debt, less current maturities	1,968.4	543.3	310.8	–	–	0.2	(657.4)	2,165.3
Other noncurrent liabilities	23.6	109.1	117.3	135.5	184.6	79.8	(21.3)	628.6
Stockholders' equity (deficit)	513.0	(349.6)	907.6	(28.5)	5,091.9	138.5	(5,881.2)	391.7
Total liabilities and stockholders' equity (deficit)	$ 2,905.7	$ 337.6	$ 1,818.4	$ 118.9	$ 6,636.8	$ 253.9	$(8,434.2)	$ 3,637.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Balance Sheet

As of December 31, 2001

	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	IMC Phosphates MP Inc.	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Assets								
Current assets:								
Cash and cash equivalents	$ 233.0	$ –	$ 0.9	$ 0.1	$ 7.8	$ 6.9	$ –	$ 248.7
Restricted cash	374.0	–	–	–	–	–	–	374.0
Receivables, net	(0.1)	–	138.9	153.4	105.9	30.1	(210.6)	217.6
Due from affiliates	72.0	54.9	–	0.8	539.2	156.9	(823.8)	–
Inventories, net	(2.2)	–	178.2	–	143.2	21.1	(48.0)	292.3
Other current assets	14.1	–	4.6	–	5.2	2.2	(5.5)	20.6
Total current assets	690.8	54.9	322.6	154.3	801.3	217.2	(1,087.9)	1,153.2
Property, plant and equipment, net	186.1	–	1,377.0	–	668.2	195.6	(118.3)	2,308.6
Due from affiliates	1,416.8	–	11.1	–	227.8	68.5	(1,724.2)	–
Investment in subsidiaries/affiliates	614.5	258.8	–	–	2,795.8	(251.3)	(3,417.8)	–
Other assets	495.5	0.9	44.9	11.1	337.7	34.4	(137.4)	787.1
Total assets	$ 3,403.7	$ 314.6	$ 1,755.6	$ 165.4	$ 4,830.8	$ 264.4	$(6,485.6)	$ 4,248.9
Liabilities and Stockholders' Equity								
Current liabilities:								
Accounts payable	$ 1.4	$ 1.4	$ 101.0	$ –	$ 60.7	$ 21.4	$ (35.6)	$ 150.3
Accrued liabilities	95.5	4.1	84.9	7.8	66.4	13.0	(29.6)	242.1
Due to bondholders	305.4	–	–	–	–	–	–	305.4
Due to (from) affiliates	0.3	17.2	151.2	60.1	867.5	(82.2)	(1,014.1)	–
Short-term debt and current maturities of long-term debt	5.5	–	13.2	–	62.4	3.8	(9.5)	75.4
Total current liabilities	408.1	22.7	350.3	67.9	1,057.0	(44.0)	(1,088.8)	773.2
Due to affiliates	122.8	–	116.1	–	876.8	54.3	(1,170.0)	–
Long-term debt, less current maturities	2,018.2	508.4	280.7	–	5.8	0.2	(597.2)	2,216.1
Other noncurrent liabilities	178.5	114.3	118.8	110.9	131.1	72.9	(16.9)	709.6
Common equity forwards	9.3	–	–	–	–	–	–	9.3
Stockholders' equity (deficit)	666.8	(330.8)	889.7	(13.4)	2,760.1	181.0	(3,612.7)	540.7
Total liabilities and stockholders' equity (deficit)	$ 3,403.7	$ 314.6	$ 1,755.6	$ 165.4	$ 4,830.8	$ 264.4	$(6,485.6)	$ 4,248.9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Statement of Cash Flows

For the year ended December 31, 2002

	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	IMC Phosphates MP Inc.	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Cash Flows from Operating Activities								
Net cash provided by (used in) operating activities	$ (213.8)	$ (34.9)	$ 85.2	$ 0.1	$ 92.8	$ 29.8	$ 47.6	$ 6.8
Cash Flows from Investing Activities								
Capital expenditures	–	–	(102.1)	–	(37.0)	(15.3)	14.4	(140.0)
Investment in joint venture	–	–	(10.0)	–	–	–	–	(10.0)
Other	(13.0)	–	1.5	–	0.1	0.4	(0.1)	(11.1)
Net cash used in investing activities	(13.0)	–	(110.6)	–	(36.9)	(14.9)	14.3	(161.1)
Net cash provided (used) before financing activities	(226.8)	(34.9)	(25.4)	0.1	55.9	14.9	61.9	(154.3)
Cash Flows from Financing Activities								
Payments of long-term debt, net	(987.3)	(0.1)	(10.2)	–	(5.8)	–	7.3	(996.1)
Proceeds from issuance of long-term debt, net	1,136.6	35.0	34.8	–	–	–	(69.8)	1,136.6
Changes in short-term debt, net	(108.5)	–	–	–	(62.4)	(0.1)	0.6	(170.4)
Restricted cash	270.1	–	–	–	(1.6)	–	–	268.5
Payable to bondholders	(294.5)	–	–	–	–	–	–	(294.5)
Purchase of common shares	(79.5)	–	–	–	–	–	–	(79.5)
Issuance of common shares	67.9	–	–	–	–	–	–	67.9
Cash dividends paid	(9.2)	–	–	–	–	–	–	(9.2)
Net cash provided by (used in) financing activities	(4.4)	34.9	24.6	–	(69.8)	(0.1)	(61.9)	(76.7)
Net change in cash and cash equivalents	(231.2)	–	(0.8)	0.1	(13.9)	14.8	–	(231.0)
Cash and cash equivalents–beginning of year	233.0	–	0.9	0.1	7.8	6.9	–	248.7
Cash and cash equivalents–end of year	$ 1.8	$ –	$ 0.1	$ 0.2	$ (6.1)	$ 21.7	$ –	$ 17.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Statement of Cash Flows

For the year ended December 31, 2001

	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	IMC Phosphates MP Inc.	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Cash Flows from Operating Activities								
Net cash provided by (used in) operating activities	$ (443.9)	$ (40.2)	$ (125.1)	$ (0.1)	$ 149.0	$ 119.1	$ 184.4	$ (156.8)
Cash Flows from Investing Activities								
Capital expenditures	–	–	(81.8)	–	(64.9)	(33.1)	56.7	(123.1)
Proceeds from divestitures	624.3	–	–	–	–	–	–	624.3
Other	–	–	1.0	–	–	0.5	–	1.5
Net cash provided by (used in) investing activities	624.3	–	(80.8)	–	(64.9)	(32.6)	56.7	502.7
Net cash provided (used) before financing activities	180.4	(40.2)	(205.9)	(0.1)	84.1	86.5	241.1	345.9
Cash Flows from Financing Activities								
Payments of long-term debt	(825.4)	(0.2)	(10.4)	–	(77.9)	(78.0)	9.5	(982.4)
Proceeds from issuance of long-term debt, net	1,404.5	40.4	210.2	–	–	–	(250.6)	1,404.5
Changes in short-term debt, net	(202.6)	–	–	–	(1.4)	(5.3)	–	(209.3)
Restricted cash	(374.0)	–	–	–	–	–	–	(374.0)
Cash dividends paid	(17.5)	–	–	–	–	–	–	(17.5)
Other	(3.0)	–	–	–	–	–	–	(3.0)
Net cash provided by (used in) financing activities	(18.0)	40.2	199.8	–	(79.3)	(83.3)	(241.1)	(181.7)
Net change in cash and cash equivalents	162.4	–	(6.1)	(0.1)	4.8	3.2	–	164.2
Cash and cash equivalents–beginning of year	70.6	–	7.0	0.2	3.0	3.7	–	84.5
Cash and cash equivalents–end of year	$ 233.0	$ –	$ 0.9	$ 0.1	$ 7.8	$ 6.9	$ –	$ 248.7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions, except per share amounts)

Consolidating Statement of Cash Flows

For the year ended December 31, 2000

	IMC Global Inc. (Parent)	Phosphate Resource Partners Limited Partnership	IMC Phosphates Company	IMC Phosphates MP Inc.	Wholly owned Subsidiary Guarantors	Subsidiary Non-Guarantors	Eliminations	Consolidated
Cash Flows from Operating Activities								
Net cash provided by (used in) operating activities	$ 233.4	$ (41.9)	$ 211.4	$ (2.4)	$ 94.6	$ 27.1	$ (158.8)	$ 363.4
Cash Flows from Investing Activities								
Capital expenditures	–	–	(75.3)	–	(54.3)	(17.0)	28.5	(118.1)
Other	–	–	3.2	–	–	1.2	–	4.4
Net cash used in investing activities	–	–	(72.1)	–	(54.3)	(15.8)	28.5	(113.7)
Net cash provided (used) before financing activities	233.4	(41.9)	139.3	(2.4)	40.3	11.3	(130.3)	249.7
Cash Flows from Financing Activities								
Payments of long-term debt	(666.4)	(13.6)	(137.0)	–	(4.9)	(46.9)	149.8	(719.0)
Proceeds from issuance of long-term debt	528.1	25.4	–	–	–	17.9	(25.4)	546.0
Changes in short-term debt, net	–	–	–	–	(9.9)	(5.1)	–	(15.0)
Cash dividends paid	(26.3)	–	–	–	(1.1)	–	1.1	(26.3)
Cash distributions to The Vigoro Corporation preferred stockholders	–	–	–	–	(28.2)	–	–	(28.2)
Cash distributions to unitholders of PLP	–	(9.3)	–	–	–	–	4.8	(4.5)
Other	1.0	–	–	–	–	–	–	1.0
Net cash provided by (used in) financing activities	(163.6)	2.5	(137.0)	–	(44.1)	(34.1)	130.3	(246.0)
Net change in cash and cash equivalents	69.8	(39.4)	2.3	(2.4)	(3.8)	(22.8)	–	3.7
Cash and cash equivalents–beginning of year	0.8	39.4	4.7	2.6	6.8	26.5	–	80.8
Cash and cash equivalents–end of year	$ 70.6	$ –	$ 7.0	$ 0.2	$ 3.0	$ 3.7	$ –	$ 84.5

QUARTERLY RESULTS (UNAUDITED)[a]

Dollars in millions, except per share amounts

	First	Second	Third[b]	Fourth[c]	Quarter Year[b,c]
2002					
Net sales	$ 497.9	$ 588.3	$ 490.2	$ 481.0	$ 2,057.4
Gross margins	$ 68.7	$ 76.4	$ 65.7	$ 52.2	$ 263.0
Operating earnings (loss)	$ 49.3	$ 57.4	$ 47.0	$ 28.6	$ 182.3
Earnings (loss) from continuing operations	$ 4.8	$ 6.7	$ 8.4	$ (33.1)	$ (13.2)
Loss from discontinued operations	–	(54.1)	–	(42.3)	(96.4)
Extraordinary charge–debt retirement	–	–	(0.3)	(0.3)	(0.6)
Net earnings (loss)	$ 4.8	$ (47.4)	$ 8.1	$ (75.7)	$ (110.2)
Basic and diluted earnings (loss) per share[d]:					
Earnings (loss) from continuing operations	$ 0.04	$ 0.06	$ 0.07	$ (0.29)	$ (0.12)
Loss from discontinued operations	–	(0.47)	–	(0.37)	(0.84)
Extraordinary charge–debt retirement	–	–	–	–	(0.01)
Net earnings (loss) per share	$ 0.04	$ (0.41)	$ 0.07	$ (0.66)	$ (0.97)
Common stock prices[e]:					
High	$ 15.55	$ 14.90	$ 14.95	$ 13.09	$ 15.55
Low	$ 12.22	$ 11.95	$ 8.52	$ 10.25	$ 8.52
Dividends per common share[f]	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.08

	First[g]	Second	Third[g]	Fourth[g]	Quarter Year[g]
2001					
Net sales	$ 520.1	$ 506.9	$ 405.9	$ 525.8	$ 1,958.7
Gross margins	$ 66.7	$ 60.6	$ 20.5	$ 41.1	$ 188.9
Operating earnings (loss)	$ 39.2	$ 41.0	$ (6.1)	$ 22.0	$ 96.1
Earnings (loss) from continuing operations	$ 11.1	$ 4.2	$ (29.3)	$ (13.9)	$ (27.9)
Extraordinary charge–debt retirement	–	(3.9)	–	(10.2)	(14.1)
Cumulative effect of a change in accounting principle	–	(24.5)	–	–	(24.5)
Net earnings (loss)	$ 11.1	$ (24.2)	$ (29.3)	$ (24.1)	$ (66.5)
Basic and diluted earnings (loss) per share[d]:					
Earnings (loss) from continuing operations	$ 0.10	$ 0.04	$ (0.25)	$ (0.12)	$ (0.24)
Extraordinary charge–debt retirement	–	(0.03)	–	(0.09)	(0.12)
Cumulative effect of a change in accounting principle	–	(0.21)	–	–	(0.21)
Net earnings (loss) per share	$ 0.10	$ (0.20)	$ (0.25)	$ (0.21)	$ (0.57)
Common stock prices[e]:					
High	$ 16.12	$ 13.33	$ 12.13	$ 14.40	$ 16.12
Low	$ 12.26	$ 9.79	$ 7.99	$ 8.84	$ 7.99
Dividends per common share[f]	$ 0.02	$ 0.02	$ 0.02	$ 0.02	$ 0.08

a See Notes to Consolidated Financial Statements for detail related to discontinued operations, divestitures and special items.

b Net sales includes a PhosFeed price adjustment of $6.5 million related to prior periods. Operating results from continuing operations include a PhosFeed price adjustment of $6.5 million related to prior periods and the unfavorable impact of reduced operating rates due to a sulphur supply shortage in July of $5.3 million.

c See Note 10 for a discussion of the impact of the tax loss carryback.

d Due to weighted average share differences, when stated on a quarter and year-to-date basis, the earnings per share for the years ended December 31, 2002 and 2001 do not equal the sum of the respective earnings per share for the four quarters then ended.

e As of March 4, 2003, the number of registered holders of common stock as reported by IMC's registrar was 8,314. However, an indeterminable number of stockholders beneficially own shares of IMC's common stock through investment funds and brokers.

f For a discussion of dividend restrictions, see Note 8 of Notes to Consolidated Financial Statements.

g First quarter operating results from continuing operations include special charges of $7.0 million, $3.6 million after tax and minority interest, or $0.03 per share. Third quarter operating results from continuing operations include special charges of $12.8 million, $9.5 million after tax and minority interest, or $0.08 per share. Fourth quarter operating results from continuing operations include special items of $2.4 million of income, $2.5 million of loss after tax and minority interest, or $0.02 per share. The impact on full year operating results from continuing operations was a special charge of $17.4 million, $15.6 million after tax and minority interest, or $0.13 per share.

FIVE YEAR COMPARISON[a]

Dollars in millions, except per share amounts	Year ended December 31 2002	2001[b]	2000[c]	1999[d]	1998[e]
Statement of Operations Data:					
Net sales	$ 2,057.4	$ 1,958.7	$ 2,095.9	$ 2,282.9	$ 2,403.6
Gross margins	$ 263.0	$ 188.9	$ 328.7	$ 439.4	$ 635.0
Operating earnings (loss)	$ 182.3	$ 96.1	$ 227.2	$ (283.7)	$ 349.7
Earnings (loss) from continuing operations	$ (13.2)	$ (27.9)	$ 84.3	$ (532.1)	$ 129.8
Loss from discontinued operations	(96.4)	–	(429.3)	(234.2)	(141.8)
Extraordinary item–debt retirement	(0.6)	(14.1)	–	0.5	3.0
Cumulative effect of a change in accounting principle	–	(24.5)	–	(7.5)	–
Net loss	$ (110.2)	$ (66.5)	$ (345.0)	$ (773.3)	$ (9.0)
Diluted earnings (loss) per share:					
Earnings (loss) from continuing operations	$ (0.12)	$ (0.24)	$ 0.73	$ (4.64)	$ 1.13
Loss from discontinued operations	(0.84)	–	(3.73)	(2.04)	(1.24)
Extraordinary item–debt retirement	(0.01)	(0.12)	–	–	0.03
Cumulative effect of a change in accounting principle	–	(0.21)	–	(0.07)	–
Net loss per share	$ (0.97)	$ (0.57)	$ (3.00)	$ (6.75)	$ (0.08)
Balance Sheet Data (as of December 31):					
Total assets	$ 3,637.1	$ 4,248.9	$ 4,261.6	$ 5,195.9	$ 6,456.9
Working capital	$ 248.5	$ 380.0	$ (37.6)	$ 437.0	$ 577.5
Working capital ratio	1.6:1	1.5:1	0.9:1	1.9:1	1.6:1
Long-term debt, less current maturities	$ 2,165.3	$ 2,216.1	$ 2,143.1	$ 2,518.7	$ 2,638.7
Total debt	$ 2,271.5	$ 2,291.5	$ 2,360.6	$ 2,548.6	$ 3,047.0
Stockholders' equity	$ 391.7	$ 540.7	$ 675.4	$ 1,080.1	$ 1,860.4
Total capitalization	$ 2,663.2	$ 2,832.2	$ 3,036.0	$ 3,628.7	$ 4,907.4
Debt/total capitalization	85.3%	80.9%	77.8%	70.2%	62.1%
Other Financial Data:					
Cash provided by (used in) operating activities	$ 6.8	$ (156.8)	$ 363.4	$ 458.4	$ 269.1
Capital expenditures	$ 140.0	$ 123.1	$ 118.1	$ 248.4	$ 367.6
Cash dividends paid	$ 9.2	$ 17.5	$ 26.3	$ 36.6	$ 36.6
Dividends declared per share	$ 0.08	$ 0.08	$ 0.32	$ 0.32	$ 0.32
Book value per share	$ 3.42	$ 4.72	$ 5.88	$ 9.43	$ 16.28

a See Notes to Consolidated Financial Statements for detail related to discontinued operations, divestitures and special items.

b Operating results from continuing operations include special items of $17.4 million, $15.6 million after tax and minority interest, or $0.13 per share, primarily related to increased accruals for environmental liabilities and prior year income taxes, the Reorganization Plan and a non-cash gain resulting from marking to market the Forward.

c Operating results from continuing operations include a restructuring gain of $1.2 million, $0.6 million after tax and minority interest.

d Operating results from continuing operations include special charges of $651.7 million, $677.7 million after tax and minority interest, or $5.91 per share, related to the Rightsizing Program, additional asset write-offs and environmental accruals, a goodwill write-down as well as a change in tax law.

e Operating results from continuing operations include special charges of $195.3 million, $122.9 million after tax and minority interest, or $1.07 per share, primarily related to Project Profit and the sale of IMC's Vigoro business unit.

CORPORATE OFFICERS

Douglas A. Pertz
Chairman and Chief Executive Officer
Age: 48; joined Company in 1998

John J. Ferguson
President and Chief Operating Officer
Age: 50; joined Company in 2002

J. Reid Porter
Executive Vice President and
Chief Financial Officer
Age: 54; joined Company in 2001

C. Steven Hoffman
Senior Vice President and
President, IMC Sales and Marketing
Age: 54; joined Company in 1974

Mary Ann Hynes
Senior Vice President, General Counsel
and Assistant Secretary
Age: 55; joined Company in 1999

Stephen P. Malia
Senior Vice President, Human Resources
Age: 49; joined Company in 2000

E. Paul Dunn, Jr.
Vice President, Finance and Treasurer
Age: 49; joined Company in 1998

Robert M. Qualls
Vice President and Controller
Age: 53; joined Company in 1997

Rose Marie Williams
Corporate Secretary
Age: 49; joined Company in 1996

Donald N. Adler
Assistant Treasurer
Age: 51; joined Company in 2002

Stephen R. Purtell
Assistant Treasurer
Age: 36; joined Company in 1999

BOARD OF DIRECTORS

Douglas A. Pertz [1]
Chairman and Chief Executive Officer
IMC Global Inc.
Lake Forest, Illinois
Age: 48; Director since 1998

Raymond F. Bentele [1,2,3]
Retired President and Chief Executive Officer
Mallinckrodt Inc.
St. Louis, Missouri
Age: 66; Director since 1994

James M. Davidson, Ph.D. [2,5]
Vice President Emeritus
University of Florida
Gainesville, Florida
Age: 68; Director since 1991

Harold H. MacKay [1,4,5]
Partner
MacPherson Leslie & Tyerman LLP
Regina, Saskatchewan, Canada
Age: 62; Director since 1996

David B. Mathis [3,4]
Chairman and Chief Executive Officer
Kemper Insurance Companies
Long Grove, Illinois
Age: 64; Director since 1995

The Right Honourable
Donald F. Mazankowski [1,2,5]
Vegreville, Alberta, Canada
Age: 67; Director since 1997

Pamela B. Strobel [2,5]
Chairman and Chief Executive Officer
Exelon Energy Delivery Company
Chicago, Illinois
Age: 50; Director since 1999

Richard L. Thomas [1,3,4]
Retired Chairman
First Chicago NBD Corporation
Chicago, Illinois
Age: 72; Director since 1996

(1) The Executive Committee
Mr. Bentele is Chair and as such serves as the Board's lead director. The responsibilities of the Executive Committee include acting on matters requiring emergency action when the full Board cannot be convened.

(2) The Audit Committee
Mr. Bentele is Chair. The responsibilities of the Audit Committee include, among other things, the appointment, retention, compensation and oversight of the work of the independent auditor of the Company and Phosphate Resource Partners Limited Partnership, a Delaware limited partnership of which the Company is the administrative managing general partner; reviewing the scope and results of the annual independent audit and quarterly reviews of the Company's financial statements with the independent auditor, management and internal auditor; reviewing the internal audit plan and audit results; reviewing the quality and adequacy of internal control systems with management, the internal auditor and the independent auditor; and reviewing with the independent auditor and management the application and impact of new and proposed accounting rules, regulations, disclosure requirements and reporting practices on the Company's financial statements and reports.

(3) The Compensation Committee
Mr. Thomas is Chair. The responsibilities of the Compensation Committee include determining the amount and nature of compensation paid by the Company to its executive officers and key employees; administering the stock option, incentive and deferred compensation and other executive benefit plans; reviewing incentive compensation awards; considering the competitiveness of the Company's executive compensation and other compensation programs with respect to relevant industries and the business community generally; and reviewing the succession plan for senior management other than the Chief Executive Officer.

(4) The Corporate Governance and Nominating Committee
Mr. MacKay is Chair. The responsibilities of the Corporate Governance and Nominating Committee include recommending to the Board a set of corporate governance principles applicable to the Company and providing ongoing oversight of governance; selecting and recommending to the Board nominees for director; recommending to the Board all committee assignments; developing a compensation and benefits program for the Board; and reviewing the succession plan for the Chief Executive Officer.

(5) The Environmental, Health and Safety Committee
Mr. Mazankowski is Chair. The responsibilities of the Environmental, Health and Safety Committee include reviewing with management and providing oversight for the Company's policies, programs and procedures relating to the environment, health and safety (EHS) and the implementation thereof; reviewing the Company's compliance with applicable laws, regulations and the EHS policies of the Company; and reviewing reports from management regarding significant administrative, regulatory and judicial proceedings and proposed legislation and rule-making initiatives that may impact the Company.

CORPORATE GOVERNANCE

For many years the Board of Directors of IMC Global has sought to maintain high standards of corporate governance, with independent and diverse perspectives represented on the Board to provide the proper oversight of the Company's affairs.

Since the enactment of the Sarbanes-Oxley Act (Act), the Board of Directors and its committees have spent considerable time reviewing and discussing the provisions of the Act, the proposed corporate governance listing standards of the New York Stock Exchange (NYSE) and the relevant proposed and final rules of the Securities and Exchange Commission (SEC). With those in mind, the Board and its committees have also reviewed the Company's existing governance policies and practices with a view to full compliance with the Act, the listing standards and the rules, and to meet market expectations for governance.

That review has confirmed that the existing governance practices of the Company have anticipated many of the requirements in the Act, the listing standards and the rules. Recognizing that sound corporate governance policies and practices are necessary to retain the confidence and support of investors and other stakeholders, the Board has recently codified its Corporate Governance Guidelines. It has also revised the Charters for the Board's Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee to comply with the Act, the NYSE proposed listing standards and the relevant SEC rules, as well as to reflect other good governance practices.

Following is a summary of key IMC Global governance and disclosure initiatives and reforms adopted by the Board of Directors. A number of these were in place prior to the passage of the Act and the issuance of new rules and listing standards by the SEC and the NYSE, respectively, and the others were implemented in advance of required effective dates:

Board of Directors

- The majority of members are independent. Douglas A. Pertz, Chairman and Chief Executive Officer, is the only employee serving as a Director.
- For nearly two years, private sessions have been held without the Chairman and Chief Executive Officer. These sessions are presided over by the Board's lead director, who is Raymond F. Bentele, the Chair of the Executive Committee.
- Corporate Governance Guidelines have been adopted by the Board.
- Revised Charters have been approved by the Board for its Corporate Governance and Nominating, Audit and Compensation Committees.
- The employee and director stock plans prohibit the repricing of stock options without stockholder approval except for customary antidilution provisions.
- No extensions of credit by the Company in the form of personal loans to Directors are outstanding or will be made.

Board Committees

The Board presently has an Executive Committee, an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Environmental, Health and Safety Committee.

- The Chair of the Executive Committee serves as the Board's lead director when the offices of Chairman of the Board and Chief Executive Officer are combined.
- All of the committees have Charters, and the Charters for the Corporate Governance and Nominating, Audit and Compensation Committees have been revised to comply with the NYSE proposed corporate governance listing standards.
- Audit Committee
  - All members are independent and financially literate.
  - The Charter has been revised to comply with the Act and the NYSE proposed corporate governance listing standards.
  - The Board has determined that the Chairman of the Audit Committee qualifies as an "audit committee financial expert" within the meaning of SEC rules.
  - The Committee has met an average of nine times each year over the past five years.
  - For many years, the full Committee has reviewed quarterly and annual financial results with management and the external auditor.
  - External and internal auditors report to the Audit Committee.
  - Separate private sessions are held with the external auditor, the internal auditor and management.

Management

- The CEO and CFO provide quarterly and annual certifications of financial reports filed with the SEC and oversee on a quarterly basis an evaluation of the Company's disclosure controls and procedures.
- The Company has a Code of Business Conduct and Ethics.
- No extensions of credit by the Company in the form of personal loans to corporate officers are outstanding or will be made.

The Board's Corporate Governance Guidelines as well as revised Charters for the Board's Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee have been published on the IMC Global Web site at *imcglobal.com*.

The Board will continue to monitor legislative and regulatory changes in respect of governance and will act in a prompt fashion to implement any required changes. The Company will regularly communicate further enhancements to its corporate governance policies and practices in a timely way, either through the IMC Global Web site or in such other manner as may be appropriate.

STOCKHOLDER INFORMATION

Corporate Headquarters
100 South Saunders Road
Lake Forest, Illinois 60045-2561
847-739-1200

Stock Exchanges
New York Stock Exchange
Chicago Stock Exchange
Ticker Symbol: IGL
IMC Global is a member of the
S&P MidCap 400 Index and
the Russell 1000 Index.

Transfer Agent, Dividend Disbursing Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
1-800-937-5449

Independent Auditors
Ernst & Young LLP
Sears Tower
Chicago, Illinois 60606-6301

Stockholder Services
Stockholders wishing to change their address or those with inquiries concerning their IMC Global Inc. stock are invited to contact:

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
1-800-937-5449, amstock.com
or
Rose Marie Williams
Corporate Secretary
100 South Saunders Road
Lake Forest, Illinois 60045-2561
847-739-1735
rmwilliams@imcglobal.com

Investor and Media Contact
David A. Prichard
Vice President, Investor and Corporate Relations
100 South Saunders Road
Lake Forest, Illinois 60045-2561
847-739-1810
daprichard@imcglobal.com

10-K Report
IMC Global's 2002 Form 10-K, filed in March 2003 with the Securities and Exchange Commission, is available to stockholders and interested individuals without charge by calling or writing to David A. Prichard, Vice President, Investor and Corporate Relations, at the Company's headquarters.

IMC Global News Releases
News releases and other Company information can be obtained by visiting IMC Global's Web site at imcglobal.com.

Annual Meeting of Stockholders
The 2003 Annual Meeting of IMC Global Inc. stockholders will be held at 12 noon (local time), on Friday, May 16 at the Company's headquarters:
100 South Saunders Road
Lake Forest, Illinois 60045-2561

A formal notice of that meeting, proxy statement and proxy voting card are being mailed to stockholders in accordance with Securities and Exchange Commission regulations.



Visit us at imcglobal.com

Safe Harbor
Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those expressed in the forward-looking statements.

Animate®, Biofos®, Dynafos®, Dyna-K®, Dynamate®, K-Mag®, Monofos®, Multifos® and Sul-Po-Mag® are proprietary trademarks of IMC Global Inc. and its affiliated entities. All materials are provided for noncommercial personal use only.

♲ This book is printed on recycled paper.

Design: Paragraphs Design, Chicago / Printing: Anderson Lithograph, Los Angeles



IMC Global

IMC Global Inc.
100 South Saunders Road
Lake Forest, Illinois 60045
847.739.1200
imcglobal.com